3/14


05006414

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Svenska Cellulosa Aktiebolaget

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
MAR 14 2005
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 763

FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF/BY: dl

DATE: 3/14/05



12-31-04

Svenska Cellulosa Aktiebolaget

SCA Annual Report 2004

(approximately EUR 10 billion) annually. At the beginning of 2005, SCA had about 53,000 employees in some 50 countries. The SCA share is traded on the stock exchanges in Stockholm and London, and can also be traded in the US in the form of ADRs (American Depositary Receipts).

paper company

packaging solutions and publication papers







Europe, Africa and the Middle East
Austria, Belgium, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Netherlands, Norway, Poland, Portugal, Romania, Russia, Slovakia, Spain, Sweden, Switzerland, UK, Turkey, South Africa, Tunisia, Israel.

North, Central and South America
Canada, Mexico, USA, Belize, Costa Rica, Dominican Republic, El Salvador, Guatemala, Honduras, Jamaica, Nicaragua, Panama, Puerto Rico, Argentina, Bolivia, Chile, Colombia, Ecuador, Peru, Venezuela

Asia and Australasia
China, Indonesia, Japan, Malaysia, Philippines, Singapore, South Korea, Taiwan, Thailand, Australia, Fiji, New Zealand

FINANCIAL REVIEW

SCA

Based on customer needs, new products are developed for consumers, institutions, industry and the retail trade. Net sales amount to SEK 90 billion

an international

that produces absorbent hygiene products,


Libresse
NEW
SecureFit
MAXI
14 Normal Clip




Frankfurt
ZEITUNG

Hygiene Products:
Tissue
Incontinence products
Feminine hygiene products
Baby diapers

Packaging:
Corrugated board
Specialty packaging
Containerboard

Forest Products:
Publication papers
Pulp
Solid-wood products
Timber

Contents

SCA's mission, vision and core values are important tools to create a company in which employees are united by common goals and in a shared ambition.

SCA's mission, vision and core values


TENA
Lady
4+4 FREE
Triple Blade
Heineken
IONISSIMI
ITALIAN
Edet
Maxi
2 x k

Mission

SCA's mission is to provide essential products that improve the quality of everyday life.

Vision

SCA's vision is to be recognized as the leading provider of value for customers, shareholders and employees in its field.

Core values

Respect, excellence and responsibility.

The year in brief


SEC MAIL PROCESSING
RECEIVED
MAR 1 1 2005
WASH. D.C. 202
SECTION

- Net sales amounted to SEK 89,967 M (85,338) and earnings per share amounted to SEK 15.58 (21.84).
- Acquisitions secured market leadership in hygiene products in Australasia and a base for further expansion in the region.
- SCA also acquired a packaging company in Italy and hygiene product companies in Malaysia and Mexico.
- All business areas initiated efficiency enhancement programs aimed at reducing costs.

Key ratios	2004 SEK	2004 EUR [1]	2003 SEK	2003 EUR [1]
Net sales, SEK M/EUR M	89,967	9,867	85,338	9,368
Earnings after financial items, SEK M/EUR M	4,839	531	6,967	765
Net earnings for the year, SEK M/EUR M	3,639	399	5,075	558
Earnings per share after tax, SEK	15.58	–	21.84	–
Cash flow from current operations, per share, SEK	23.27	–	34.98	–
Dividend, SEK	10.50 [2]	–	10.50	–
Strategic investments net, SEK M/EUR M	–11,964	–1,312	–7,233	–794
Shareholders' equity, SEK M/EUR M	50,037	5,567	49,754	5,480
Return on shareholders' equity, %	7	–	10	–
Debt/equity ratio, multiple	0.60	–	0.44	–
Average number of employees	49,919	–	44,191	–

[1] See pages 48 and 50 for currency rates.

[2] Board proposal.

See page 92 for definitions.

EARNINGS, DIVIDEND AND CASH FLOW PER SHARE


SEK
50
40
30
20
10
0
00
01
02
03
04
Earnings
Dividend
Cash flow from current operations

The average dividend growth during the past five years amounts to 9% annually.

NET SALES BY BUSINESS AREA 2004 (excl. intra-Group deliveries)


Other 1%
Forest Products 14%
Hygiene Products 50%
Packaging 35%

The Hygiene Products and Packaging business areas combined account for 85% of net sales.

OPERATING PROFIT BY BUSINESS AREA 2004 (adjusted for central items)


Forest Products 21%
Hygiene Products 53%
Packaging 26%

The Hygiene Products and Packaging business areas combined account for 79% of operating profit.

OPERATIONS IN BRIEF

Hygiene Products pg. 14–21



Share of Group total
Net sales
SEK 45,359 M
50%
Operating profit
before goodwill amortization
SEK 4,321 M
63%
Capital employed
average
SEK 27,540 M
35%
Operating cash flow
SEK 5,199 M
62%
Average number
of employees
20,396
41%

Packaging pg. 22–27



Share of Group total
Net sales
SEK 31,501 M
35%
Operating profit
before goodwill amortization
SEK 2,268 M
33%
Capital employed
average
SEK 18,744 M
24%
Operating cash flow
SEK 2,121 M
25%
Average number
of employees
25,279
51%

Forest Products pg. 28–32



Share of Group total
Net sales
SEK 14,954 M
17%
Operating profit
before goodwill amortization
SEK 1,487 M
22%
Capital employed
average
SEK 18,822 M
24%
Operating cash flow
SEK 1,546 M
19%
Average number
of employees
4,146
8%

Group total[1]

Net sales	Operating profit before goodwill amortization	Capital employed average	Operating cash flow	Average number of employees
SEK 89,967 M	**SEK 6,903 M**	**SEK 79,039 M**	**SEK 8,351 M**	**49,919**
	Operating profit			
	SEK 5,690 M			

Reporting of the business areas

To facilitate comparison with competing companies in the hygiene and packaging sectors, which apply amortization differently, SCA reports operating profit for the business areas excluding goodwill amortization.

Comparable to the treatment of goodwill amortization, capital employed is also reported for the business areas excluding goodwill while the Group total is reported including goodwill. Specification of the business areas' goodwill is shown on page 88.

[1] Consolidated net sales does not include intra-Group deliveries. Net sales reported for the business areas include intra-Group deliveries, however. The Group totals also cover other operations not included in the business areas.

Products

Tissue
Incontinence products
Feminine hygiene products
Baby diapers

Markets and production

Largest in Europe in tissue segment.
World leader in incontinence products.
Third in North America in AFH tissue.
Second in Europe in personal care products.
Market leader in Australasia in tissue and personal care products.
Second in Latin America in tissue.

Future expansion continues in Western Europe and North America, as well as Latin America, Central and Eastern Europe and Asia.

Total of 55 production plants in 25 countries in Europe, North America, Latin America, Africa, Australasia and Southeast Asia for production of tissue and personal care products and a capacity of 2.3 million tons of tissue.



Products

Corrugated board
Specialty packaging
Containerboard

Markets and production

Market leader in the Western European corrugated board market.
A leading global supplier in customized protective packaging and a leading producer of high visibility plastic packaging in North America.
Second-largest producer of containerboard in Europe.

Future expansion primarily in Central and Eastern Europe, Asia and North America.

More than 320 production plants in some 30 countries, with a total capacity of approximately 5.1 billion square meters of corrugated board per year. Capacity to produce 2.7 million tons of containerboard in 10 mills, situated in seven European countries.



Products

Publication papers
Pulp
Solid-wood products
Timber

Markets and production

One of the most competitive European producers of publication papers.

Main market is the Nordic region and the rest of Western Europe, as well as Japan and the US for wood products.

Paper mills in the UK, Sweden and Austria, with a total capacity of 1.7 million tons of publication papers, a pulp plant in Sweden, with a capacity of 0.5 million tons of pulp, seven sawmills in Sweden, with a capacity of 1.5 million cubic meters of solid-wood products, and 2.6 million hectares of forest land in Sweden (of which 2.0 million hectares of productive forest land).



NET SALES BY PRODUCT GROUP 2004
(excl. intra-Group deliveries)



Pulp, timber, solid-wood products 7%
Personal care 20%
Publication papers 8%
Protective and specialty packaging 5%
Consumer tissue 18%
Packaging 30%
AFH tissue 12%

GROUP'S 12 LARGEST MARKETS 2004



Net sales, SEK M
Germany -5%
UK 3%
US 1%
France -2%
Sweden 1%
Italy 2%
The Netherlands 1%
Spain 7%
Denmark 1%
Belgium -6%
Austria -1%
Australia 392%
0 3,000 6,000 9,000 12,000 15,000

Acquisitions in Australasia sharply increased the sales in Australia. Percentage indicates change from preceding year.

PRESIDENT'S LETTER

A challenging year

The year 2004 can be summarized as one characterized by sharply changing conditions in various parts of the world. In Europe, weak economic growth continued to impact on our operations, with low growth figures, intense competition and price pressures. The North American economy rebounded strongly during the year, which among other effects resulted in improved demand for our products, with rising prices concurrent with sharp increases in the price of raw materials. Asia continued to show strong growth, with China as the engine.

Since 2002, SCA's margin (EBITDA) declined by 2 percentage points. However, our competitors in the European forestry industry posted an even greater decline during the same period. Accordingly, with operations in the hygiene products as well as packaging and forestry industry areas, it can be stated that SCA's product portfolio in relative terms has fared well in the weak business climate and that the margins within our business areas could be maintained at a competitive level.

Within Hygiene Products, Personal Care posted stable growth and continued favorable profitability. The year resulted in continued price declines in the European tissue operations, for manufacturers' and retailers' brands. The price decline, totaling approximately 3%, could be partially offset by extensive efficiency enhancement and rationalization programs to improve the cost position for SCA's tissue operations. In the North American operations, development in the AFH tissue segment was adversely affected by increased prices for raw materials and energy.

The packaging operations in Europe passed through another difficult year, with market growth of only about 1%.

The forest industry segment also posted a continued weak profitability in 2004, due primarily to lower paper prices. However, an improved demand situation resulted in higher capacity utilization and price increases at the beginning of 2005.

Efficiency enhancement program

Most indications are that 2005 will also offer difficult challenges within our various business areas. The rationalization and efficiency enhancement programs decided in the fourth quarter of 2004, with additions in the first quarter of 2005, involving savings of about SEK 1.2 billion, will yield full effect as of 2006.

Within Personal Care in France, for example, all production of incontinence products will be moved from the plant in Mâcon (which will be closed) to the plant in Linselles. In addition, the production of feminine hygiene products in Europe will be concentrated in Gemerská Horka in Slovakia. In North America, the new tissue mill in Barton reached full capacity, which will increase profitability in the American operations.

Within consumer tissue, an action program was initiated covering all regions. Key elements in this program include investments in Valls, Spain, to increase the efficiency in the plant in Mannheim, Germany and to increase profitability in the UK through rationalization measures and product improvements. In the European packaging operations, a program was started that involves savings within administration and efficiency enhancement measures in liner production and corrugated converting. These are just some of the activities carried out.

Acquisitions and divestments

In terms of acquisitions and divestments, 2004 can be summarized as a highly eventful year. Acquisitions and expansion investments were made totaling approximately SEK 12 billion. Acquisitions were carried out mainly outside Europe.

The year began with the acquisition of the baby diaper producer Drypers in Malaysia. Drypers is the market leader in baby diapers in Singapore and Malaysia.

In March, the New Zealand-based company Carter Holt Harvey's tissue and fluff operations combined with the remaining 50% interest in Sancella, a company owned jointly with SCA in the feminine hygiene and incontinence segments, were acquired. The purchase provides SCA a leading position in the Australian and New Zealand markets, in tissue as well as personal care products.

In Mexico, the tissue operations of the Copamex company were acquired, making us the country's next largest tissue producer. We also acquired the remaining interest in Sancela de Mexico, a company that produces and sells feminine hygiene and incontinence products, in which SCA previously owned 50%.

At the end of the year, an agreement was also reached to acquire Swedish Munksjö's tissue operations. The acquisition requires the approval of the competition authorities.

In packaging, the Italian company Busto & Tema, which specializes in corrugated packaging with high-quality printing for the food industry, was acquired.

We also increased our ownership interest in Central Package Group (Cenpak) to 92.5%. Most of the company's operations are in China and form the base for the expansion of the packaging business in Asia.

It was decided during the year to build a new tissue machine near our converting plant in Valls, Spain. The machine will have an annual capacity of about 60,000 tons and will be placed in operation at the end of 2005.

SCA also decided to build a new recovery boiler at the Östrand pulp plant outside Sundsvall, Sweden. It will replace a 25-year-old boiler and provide substantially better performance, particularly in terms of energy recovery.

Growth

Growth is not a goal in itself, but must go hand-in-hand with profitability and long-term value creation. It is assessed that SCA can grow an average of 6–10% annually during the next five years, in which organic growth accounts for about 3%.

SCA will also grow in the future through acquisition, if the price and other conditions are viable. Recently, however, the price levels of potential acquisition objects have been too high in relation to the earnings capacity, which makes it considerably more difficult to identify objects that meet our acquisition criteria. A contributing reason for this is probably low interest rates attracting a large number of financial interests involved in the bidding.

As a result of the prevailing price levels, combined with the high-priority efficiency enhancement programs being carried out within the Group, acquisition activity will be sharply limited in the immediate future.



SCA's Board has proposed an unchanged dividend for 2004 of SEK 10.50, which is in line with the dividend policy to distribute at least one third of cash flow from current operations.

Organizational matters

To further improve the efficiency in the management of the growing Asian and Australian business, these operations were organized within a new Asia Pacific business group, with head office in Shanghai. In addition, the former North America business group was expanded to also include the Group's operations in South America. Management of the ongoing follow-up of the Group's operations was combined in a Group Executive Management comprising the President and two Executive Vice Presidents.

Code of Conduct

SCA has grown substantially in recent years and developed into a global group. The presence in some 50 countries creates many possibilities but also makes the company more complex, including differences in views regarding human rights, child and forced labor, discrimination, business ethics and other issues. To establish a common platform for the Group, a Code of Conduct was presented during the year that contains guidelines for how SCA and its employees shall behave with regard to these and similar issues.

I am convinced that a successful company is created by a combination of strong financial criteria, environmental care and social involvement. If one of these legs is missing, the company becomes poorer, in more than one respect.

Stockholm, February 2005

Jan Åström
President and CEO

BUSINESS CONCEPT AND STRATEGY

Profitability and growth

SCA shall provide essential products that improve the quality of everyday life. The company focuses on solid profitability and growth in sectors that are less cyclical.

Profitability is developed through continuous efficiency improvements, the utilization of synergies within the Group and a larger proportion of value-added products and services in SCA's product portfolio. Growth is primarily within hygiene products and packaging.

BUSINESS CONCEPT/MISSION

SCA's mission is to provide essential products that improve the quality of everyday life. SCA offers a wide range of goods, services and solutions that are essential for everyday life for people in all segments of society around the world. The offering consists primarily of hygiene products, packaging solutions and publication papers.

VISION AND FINANCIAL GOALS

SCA's vision is to be recognized as the leading provider of value for customers, shareholders and employees in its fields.

To provide shareholders with solid growth in value and a rising dividend, SCA must achieve its financial goals. These goals are based on the principle that a company's value is determined by future cash flows expected to be generated by the company and the level of risk in the company's business. Future cash flows, in turn, are a function of profitability and growth.

STRATEGIES

Increase profitability in existing operations

During 2004, SCA generated a cash flow from current operations (cash flow available for strategic investments and dividends) amounting to SEK 5,435 M. Accordingly, cash flow in 2004 was lower than the Group's long-term goal, which for 2004 amounted to SEK 8.3 billion. The reason SCA could not fulfill its goals is related primarily to increased competition in the company's main markets, weak demand growth and price pressures.

SCA works continuously to increase profitability in existing operations. This work was intensified during 2004 and programs were initiated in all business areas aimed at reducing costs significantly and creating a platform for future expansion. The programs will be carried out in 2005 and will generate annual savings of SEK 1.2 billion as of 2006, but will also affect profitability positively in 2005.

Profitable growth

Growth through company acquisitions and expansion of existing operations are two important elements for creating value within SCA. Growth occurs preferably in the value-added segments within Hygiene Products and Packaging. In general, these segments show higher growth and more stable margins.

Since 1997, SCA's goal has been to grow by an average of 8–10% annually. Successively declining inflation and growth expectations in the world as well as a temporary uncertainty about the possibilities of growth through company acquisitions, have led to a revision of the goal. In the years ahead the goal is therefore being revised to 6–10%.

Increased competition for potential acquisition objects from financial players, combined with the high priority of internal improvement measures, restricts the scope for

STRATEGIC INVESTMENTS AND DIVESTMENTS 2000–2004


SEK billions
20
15
10
5
0
-5
-10
00
01
02
03
04
Hygiene Products
Packaging
Forest Products
Divestments

Between 2000 and 2004, 89% of strategic investments were carried out within Hygiene Products and Packaging. Acquisitions accounted for 73% of total investments during the same period.

CASH FLOW FROM CURRENT OPERATIONS 2000–2004


SEK billions
12
10
8
6
4
2
0
00
01
02
03
04
Cash flow
Target

Cash flow amounted in 2004 to SEK 5,435 M, which was lower than the goal of SEK 8,300 M. Viewed over the period 2000–2004, however, the cash-flow goal has been exceeded by an average of 21%.

company acquisitions sharply in 2005.

Organic growth is expected to amount to 3% annually of total growth, which is in line with the long-term market growth in those segments in which SCA is active.

SCA has favorable possibilities of growth in the existing operations, within hygiene products as well as packaging. Within hygiene products, incontinence products and tissue are specifically prioritized growth areas.

The world market for incontinence products is growing rapidly. As global market leader, SCA intends to continue to strengthen this position.

In consumer tissue, SCA offers the retail trade its own brand as well as the retailers' brands. In AFH tissue, SCA is strengthening its position by creating total solutions for public environments.

Growth in packaging is secured through creating innovative, customized packaging solutions in Europe, the US and Asia. By focusing on fast-growing customers and by offering complete packaging solutions, SCA is striving to grow faster than the market for corrugated board transport packaging as a whole.

An increasing proportion of SCA's future expansion will take place in growth markets outside Europe and North America. Examples of this are acquisitions during the year in Asia, Australasia and Mexico. The acquisitions in Asia and Australasia provide a solid platform for further expansion within hygiene products in the region.

Asia and China in particular are also becoming increasingly important markets for packaging operations, since many companies are transferring production to China. SCA has an established position in the country and its ambition is to expand further.

Forest products will maintain their market shares for publication papers in Europe and secure the Group's growing raw material needs through continued development.

Synergies

The common fiber base provides control over raw material costs and facilitates effective integration of raw materials. Research and development, joint procurements of energy and coordinated logistics are other examples of areas in which important synergies can be utilized.

Strong cash flows from the Group's forest products are facilitating more rapid growth in hygiene products and packaging than would otherwise be possible. A strong cash flow also enables the Group to take greater advantage of unique acquisition opportunities, regardless of conditions in the capital market.

Stability

The traditional forest products industry is highly cyclical. Sharp fluctuations between strong profitability in prosperous times and weak profitability during periods of economic weakness result in a level of risk in the business that, in the past, created uncertainty for the shareholders with respect to trends of SCA's future cash flows. To increase stability in its operations, SCA is now focusing on less cyclical business segments.

SCA's efforts to consolidate the European tissue and corrugated board markets are contributing to a more stable trend in these markets. SCA has extensive experience both in evaluating potential acquisitions and in implementing and integrating acquired companies in the Group's existing operations. To minimize risk in connection with the establishment of operations in emerging growth markets, SCA often works with local entrepreneurs who offer comprehensive local market knowledge, while SCA provides the product concepts and technical know-how.


SCA's STRATEGY
PROFITABILITY
– in existing operations
– utilization of synergies
GROWTH
– prioritized product areas
– new markets
– in accordance with SCA's profitability criteria
STABILITY
– rebalancing to less cyclical operations
CASH FLOW
INCREASED SHAREHOLDER VALUE

BUSINESS CONTROL AND FINANCIAL GOALS

Cash flow controls operations

Financial evaluation of both current operations and strategic investments is based on cash flow.

Measuring profitability

SCA's goal is to distribute the company's resources in a manner that yields the highest return to shareholders. To achieve this goal, SCA measures profitability both in current operations and new investments in a uniform manner based on a common model.

SCA uses cash flow to measure profitability. Cash flow is a good measure of the return on investments. In contrast to accounting-based profitability measures (return on capital employed, return on shareholders' equity, etc.), measurement based on cash flow is not affected by depreciation, costs accruals or other accounting-related adjustments. The application of the new IFRS accounting principles also affects account-based profitability measures and key figures.

However, SCA uses cash flow to measure profitability and these measurements are not affected by the new rules. This illustrates the advantage of profitability measurements that are based on cash-flow.

Return requirements on shareholders' equity and borrowed capital

SCA's return requirements are based on the capital market's return requirement on investments in SCA shares. This is determined as follows: all investors demand a return that is at least comparable to the return they would receive from, in principle, risk-free government bonds. At the beginning of 2005, the return on 10-year Swedish government bonds was 3.9%. Moreover, investors demand a premium for the risk they take in investing in SCA shares. Based on long-term historical return on the stock market (compared with risk-free return), and taking into account SCA's risk profile, the risk premium is estimated at 4.0%. This results in a return requirement for the SCA share of 7.9%.

Shareholders are not the only interest group that contributes capital. Banks and other financial institutions also demand a return on their lending in the form of interest.

The return requirement on SCA's debt-financed capital is also calculated based on the return on risk-free 10-year government bonds, and an estimated SCA-specific risk premium of 0.6 percentage points, which yields a return requirement on borrowed funds of 4.5%. However, since interest expenses reduce the profit on which taxes are paid, in reality the cost after tax is lower. With a corporate income tax rate of 28%, the return requirement after tax is reduced to 3.2% on debt-financed capital.

Weighted return requirement

The Group's operations are financed by a combination of shareholders' equity and borrowed capital. Accordingly, profitability is measured based on a weighting of costs for each financing source. The weighting of shareholders' equity is based on market value, or SCA's market capitalization. The weighting of borrowed capital is based on SCA's long-term debt/equity multiple goal of 0.7, which means that borrowed capital should correspond to a multiple of 0.7 times the book value of shareholders' equity.

By applying this technique, the Group's weighted average cost of capital (WACC), and thus its basic return requirement, amounts to 6.3%. This means that all investments must generate a free cash flow over time (cash flow after payment of all operating expenses and taxes, but before interest expenses) of at least 6.3% on the initial investment to meet market demands.

This applies to investments in Sweden. Other borrowing expenses and tax rates affect return requirements in other countries.

The current, book debt/equity goal of a multiple of 0.7 was chosen with due consideration for the cyclical nature of SCA's operations. A less cyclical product portfolio can provide SCA the possibility of increasing debt. A higher debt/equity ratio would reduce the Group's weighted capital costs.

Profitability in current operations

SCA evaluates profitability internally in current operations by comparing, among other methods, the operating cash surplus to a return requirement based on the inflation-adjusted investment values of the assets, anticipated economic lifespan and weighted capital costs. Since the return requirement is based on the inflation-adjusted investment values of the assets, the method provides a return measurement that disregards when in time the asset was acquired and, accordingly, is not affected by accounting-related adjustments such as depreciation. Total assets in the Group are broken down into operating units and compared with the operating cash surplus. If the operating surplus is higher than the requirement, the unit is profitable. The evaluation forms the basis for decisions regarding the distribution of future investments.

Strategic investments

All of SCA's strategic investments (company acquisitions or expansion investments in machinery and plants) are evaluated in accordance with SCA's cash flow-based control model, Cash Value Added (CVA), and must generate a return that exceeds their capital cost. The future cash flow of every strategic investment is calculated and discounted based on the return requirement. This provides a present value for the future cash flow. If the present value is higher than the expenditure for the investment (that is, the price of the company to be acquired or the cost of the plant to be built), the investment is considered value-creating. SCA's requirement stipulates that present value must be at least 20% higher than the investment cost.

KEY RATIOS AND FINANCIAL GOALS*

	Result					Average result 5 yrs	Req.[2] 2005
	2000[1]	2001	2002	2003	2004		
Cash flow from current operations							
Result (SEK bn)	6.7	11.2	8.6	8.1	5.4	–	–
Sustainable requirement (SEK bn)	4.4	5.9	6.7	7.8	8.3	–	8.7
Requirement increase (%/yr)	16	34	14	16	6	17	5
Result/requirement (%)	152	191	129	104	65	128	–
Rates of return							
Capital employed (%)	18	14	13	11	7	13	15[3]
Shareholders' equity (%)	20	13	12	10	7	12	14[3]
Financial measurements							
Debt/equity ratio (multiple)	0.4	0.5	0.5	0.4	0.6	0.5	0.7
Market-adjusted debt/equity ratio (multiple)	0.3	0.4	0.3	0.3	0.5	0.4	–
Debt payment capacity (%)	49	51	47	54	35	47	37[3]

[1] Incl. nonrecurring items of SEK 2,031 M.

[2] At beginning of 2005.

[3] Adjusted for effects of IFRS transition.

* See page 92 for definitions of key ratios.

Cash-flow targets

Based on the targeted sustainable cash flow from historical investments, and the cash flow for all new strategic projects that formed the basis for the related investment decision, SCA has established cash-flow targets for its business groups and the Group as a whole. The Group's target is expressed as cash flow from current operations (cash flow after interest expenses and tax) and is determined by adjusting the year-earlier target without taking into account prevailing economic conditions. This so-called sustainable cash-flow target was SEK 8.3 billion at year-end 2004. In setting the target for 2005, adjustment was made for inflation and the originally projected full-year effect of strategic investments during 2004, resulting in a target of SEK 8.7 billion at the beginning of 2005. Effects of strategic investments that may be carried out during 2005 will be successively added to this figure. The year's targets for return on capital employed and shareholders' equity, which are 15 and 14% respectively for 2005, are also derived from the cash flow target.

Incentive program

SCA's incentive program is also designed in accordance with the company's objective to create value for shareholders. The incentive program for senior executives features two components: fulfillment of cash flow targets and the price performance of the SCA share compared with an index comprising SCA's major competitors. For more detailed information on the design of the incentive program, see Note 31, Remuneration to senior executives, on page 76.

Dividend

Shareholders' return requirements are met through dividends and growth in the value of SCA shares. Under normal circumstances, over the course of a business cycle, about one-third of cash flow from current operations (after interest expenses and taxes) is used for dividends and two-thirds for value-creating strategic investments. In addition to self-financing from cash flow attributable to current operations, scope for further strategic investments is created through additional borrowing capacity at the same level of debt/equity ratio. If, over the long term, the cash flow from current operations exceeds the amount the company can place in profitable strategic investments, the funds will be returned to shareholders through higher dividends or repurchases of the company's own shares.

CORPORATE GOVERNANCE

Group control – step by step

For many years, SCA has strived to develop a smooth functioning corporate governance adapted to the company's operations and external requirements. Corporate governance issues are subject to continual evaluation and development at SCA.

1 Ownership influence

At the Annual General Meeting, the shareholders exercise their voting rights, in accordance with Swedish corporate legislation and SCA's Articles of Association, to resolve on decisions regarding the composition of the Board and other central issues.

Management and the Board Chairman meet annually with representatives of the institutional owners that are not represented on the Board for discussions and views regarding the company's handling of corporate governance issues. To the extent that issues of particular importance, for example major incentive programs, are to be addressed at a General Meeting of Shareholders, the institutions are provided the opportunity to submit views and consequently influence the formulation of the proposal before the notification to attend the Meeting is announced.

2 Nomination committee

The Chairman of the Board has received a mandate from the Annual General Meeting to select representatives from among the company's five largest shareholders to form, along with the Chairman, a nomination committee for the forthcoming election of Board members. Information regarding members of the committee is published in the interim report for the third quarter and the year-end report, in sufficient time prior to the Annual General Meeting. (See page 97 for the composition of the committee.) Work in the nomination committee is preceded by surveys and interview-based evaluation of the Board of Directors' work and the Board Chairman's own evaluation of current members and may also involve contributions from external consultants.

3 Board of Directors and its work procedures

SCA's Board of Directors comprises seven members elected at the Annual General Meeting and three members, with three deputy members, elected by the employees.

All of the Board members elected at the Annual General Meeting, with the exception of the President, are independent in relation to the company and more than two of them are also independent of SCA's principal owners. At least one of the latter has experience of the demands placed on an exchange-listed company.

The work of the Board of Directors follows an annual reporting plan, designed to ensure that the Board's need to be informed is met, and is affected in other respects by the specific work assignments established by the Board regarding a division of work between the Board and the President. The content and formulation of the information that management shall provide to the Board is closely regulated and the work procedures also require that the Board annually review its own routines. All documentation of the meetings is prepared in Swedish. Comparable reporting plans and work procedures govern the work of the six business group boards.

During 2004, the Board of Directors met on eleven occasions.

4 Remuneration committee

The Board appoints a remuneration committee internally that, during the period preceding the 2005 Annual General Meeting, comprises Sverker Martin-Löf, Chairman, Tom Hedelius and Rolf Börjesson.

The committee deals with matters related to wages, pension benefits, incentive programs and other terms of employment for the President and the Group's other senior management. Senior management includes business group presidents, persons within the Parent Company that report to the President and other Group executives that the committee decides to include. The terms of employment for the President and other senior executives must be submitted to the Board for approval.

During 2004, the committee met on three occasions.

5 Auditing and internal controls

On several occasions, the Board of Directors addressed the issue of appointing a special audit committee, but decided that control matters brought to the attention of the Board should be dealt with by the entire Board. In order to ensure that the Board's information and control requirements in this respect are met, the company's senior auditor reports to the Board and receives comments each year, normally in August, regarding the planning of the scope and content of the annual audit. After the audit of the nine-month report and closing of the year-end financial statements, the senior auditor personally reports at Board meetings in December and February his observations based on examination of the accounts and his assessment of the company's internal control. In this context, it is also the responsibility of the auditor to present a report on transactions and business deals in which other accounting principles than those chosen could have been


5
Auditing
1
Annual General Meeting
2
Nomination committee
5
Internal control
3
Board of Directors
4
Remuneration committee
6
President
Group Executive Management
6
Staffs
7
Business group management

applied and the effect of such principles. Moreover, the auditor shall annually provide information to the Board about assignments carried out in addition to auditing services, the consideration paid for such services and other circumstances of importance for determining the auditor's independence. In accordance with the Board procedures, part of the auditor's appearance before the Board shall occur in the absence of the company's personnel.

During 2004, the Board decided to establish a separate internal control function. The function, which will report to the Board, is under establishment and will develop guidelines and instructions and exercise internal control.

6 Corporate functions

Appointed by the Board, the President and CEO conducts the daily control of the Group, and the Group's business group presidents report to him. In order to streamline management and routine follow-up of the Group's global operations, a separate Group Executive Management composed of the President and both Executive Vice Presidents was formed in 2004 to deal with Group-wide issues.

The Corporate functions, comprising the President, the Group Executive Management and staffs, are based in Stockholm. In accordance with the Board procedures that include governing of the relationship between the President and the Board of Directors, the Corporate functions are responsible for the formulation of the Group's overall strategy, business control, distribution of the financial resources among the business groups and the Group's financing, capital structure and risk management. Among other tasks, this includes matters pertaining to Group-wide company acquisitions and other major projects that are not naturally referable to a certain business group. In addition, the Corporate functions are responsible for consolidating the financial reporting of the business groups, communications with the stock market and administration of a number of Group-wide issues.

Other key Group-wide areas, such as environmental and social issues, are managed through a network of persons from various parts of the Group. Moreover, certain business areas are responsible for operations that are important for SCA as a whole. The Forest Products business group, for example, is responsible for the Group's power purchases and raw material supply based on fresh fiber, while the Packaging business area handles most of the Group's recovered paper supplies. There is also extensive coordination between the business groups in daily operations such as in the form of joint resources for sales and administration.

7 Business group management

Effective 1 January, 2005, Group business operations were reorganized into six business groups. European tissue operations have been combined into a new single business group designated Tissue Europe, headquartered in Munich. The Personal Care business group is also headquartered there. The Packaging operations in Europe is organized in the Packaging Europe business group, headquartered in Brussels. Forest products operations fall under the Forest Products business group, headquartered in Sundsvall. Asian and Australian operations have been combined into a new business group, Asia Pacific, headquartered in Shanghai. Also, the former North America business group has been expanded to also include South America and has been renamed Americas, and is headquartered in Philadelphia. For each of the business groups, there is a business group board, the Chairman of which is either the CEO or one of the Executive Vice Presidents.

SCA's organization is characterized by a distinct decentralization and delegation of a large amount of authority and responsibility to the business groups. Each of the business groups has its own staff and other resources, which facilitates the effective operational management and control of each business group.

In addition to daily operations, the tasks of the business groups include issues pertaining to the segment's strategic development as well as matters related to company acquisitions and other strategic investments – actions that are normally initiated and prepared by the management of the respective business group and that subsequently, following review by the pertinent business group board and the Corporate functions, are presented to the Board of Directors for decision.

Relations between the business groups and the Group's executive management are linked mainly to the work in each business group board. These boards comprise representatives of the group functions and the management of the particular business group. The boards of certain business groups also include employee representatives.

SCA SHARE

Increased foreign ownership

Price performance in 2004

The last-paid price for SCA's B share on the Stockholm Stock Exchange at year-end 2004 was SEK 283.50 (294), corresponding to a market capitalization of about SEK 66 billion (69), which is equivalent to 2.5% of the total market capitalization of Stockholm Stock Exchange. The price of SCA shares declined by 4% in 2004. The highest last-paid price for SCA B shares during the year was SEK 314, which was noted on 26 April, and the lowest last-paid price was SEK 260, which was noted on 28 October. The SCA share's performance during 2004 was weaker than market performance as a whole and in relation to comparable sector index. Over a five-year period, however, the SCA share has outperformed both the Stockholm Stock Exchange and comparable sector index.

Public trading in SCA shares

At year-end, there were 235 million registered SCA shares, of which 83% were B shares, with one vote per share, and 17% A shares, with 10 votes per share.

SCA shares are listed and traded on Stockholm Stock Exchange. The shares are also traded on the London Exchange (OTC) and as American Depositary Receipts (ADRs, level 1) in the US through the Bank of New York. In addition to indexes linked directly to the Stockholm and London exchanges, SCA is included in other indexes such as the Dow Jones Stoxx Index, FTSE Eurotop 300 and MSCI Eurotop 300 (Morgan Stanley Company Index). SCA is also represented in several environmental indexes around the world, in which companies are evaluated based on the ability to combine financial growth with successful environmental work, such as FTSE4GOOD.

Liquidity

Strong liquidity is important in attracting major investors to SCA shares. The total volume of SCA shares traded on Stockholm Stock Exchange during 2004 amounted to 180 million shares (190), corresponding to a value of approximately SEK 52 billion (53). On average, 711,000 SCA shares with a total value of SEK 205 M (213) were traded daily on the Stockholm Stock Exchange during the year. The turnover measured in value, in SCA shares has increased by 8% annually over the past five years.

Foreign ownership

Approximately 68% (69) of the total share capital was owned by investors registered in Sweden, and about 32% (31) by foreign investors. The US and the UK account for the highest percentage of owners registered outside Sweden, with 12% and 7%, respectively.

The percentage of institutional owners is approximately 71%.

Dividend

The Board of Directors has proposed a dividend to shareholders of SEK 10.50 per share for 2004, which is unchanged compared with 2003. The dividend for 2004 corresponds to a direct return of 3.7% per share, based on SCA's share price at year-end. Since its shares were introduced on Stockholm Stock Exchange in 1950, SCA has never reduced the dividend, and dividends over the past 10 years have increased by an average of 11% per year.

PRICE PERFORMANCE AND SHARE TRADING


Price, SEK
Share trading
400
350
300
250
200
150
100
60,000
40,000
20,000
0
2000
2001
2002
2003
2004
— SCA Class B — Afv General Index
— Morgan Stanley Europe P&F Index
Share trading, million shares per quarter

The last-paid price for the SCA share at year-end 2004 was SEK 283.50.

INTERNATIONAL STOCK MARKET REVIEW CHANGE IN 2004

Exchange	Index	Change %	Paper/Forest Index	Change %
Stockholm	Affärsvärlden General	30	Affärsvärlden Forest	5
London	FTSE-100	14		
New York	S&P 500 Composite	26	S&P Paper & Forest	34
Europe	MSCI Europe	17	MSCI Paper & Forest	3

SCA's share price can be monitored daily at www.sca.com, where it is also possible to compare the performance of SCA shares with its major competitors.

DATA PER SHARE

All earnings figures include nonrecurring items. Historical data adjusted for new issues in 2001.

SEK per share unless otherwise noted	2004	2003	2002	2001	2000
Earnings per share after full tax:					
After full dilution	15.58	21.84	24.54	24.05	30.64
Before full dilution	15.59	21.92	24.70	24.18	30.82
Quotation for Class B shares:					
Average quotation	288.66	279.69	311.25	230.31	195.44
Year-end quotation, 30 December	283.50	294.00	294.00	287.00	199.10
Cash flow from current operations [1]	23.27	34.98	37.12	48.38	28.49
Dividend	10.50 [2]	10.50	9.60	8.75	7.75
Dividend growth rate, % [3]	9	11	12	12	12
Direct return, %	3.7	3.6	3.3	3.0	3.9
P/E ratio [4]	18	13	12	12	6
Price/EBIT [5]	17	12	10	10	6
Beta value [6]	0.69	0.63	0.61	0.44	0.62
Pay-out ratio (after full dilution), %	68 [2]	48	39	36	25
Shareholders' equity after full dilution [7]	214	214	207	198	171
Shareholders' equity before full dilution [7]	213	212	208	200	173
Average number of shares after full dilution (in millions)	233.5	232.5	232.2	232.5	233.5
Number of registered shares, 31 December (in millions)	235.0	235.0	232.2	232.2	230.4
Number of shares after full conversion (in millions)	235.0	235.0	235.1	234.2	234.9

[1] See definitions of key ratios on page 92.
[2] Board proposal.
[3] Rolling five-years.
[4] Share price at year-end/earnings per share after full tax and full dilution.
[5] Market value plus net debt plus minority interest/operating profit (EBIT=earnings before interest and taxes).
[6] Change in share price compared with the entire stock exchange (measured for rolling 48 months).
[7] Balance sheet for 2000 is adjusted for effects of changes in accounting principles, in accordance with RR5 and RR9.

ISSUES, ETC. 1993–2004

Since 1993, the share capital and number of shares have increased through new issues and conversions as follows:

	No. of shares	Increase in share capital, SEK M	Cash payment, SEK M	A	B	Total
1993 Conversion of debentures and new subscription through Series 1 warrants	4,030,286	40.3	119.1			
New issue 1.10, issue price SEK 80	17,633,412	176.3	1,410.7	62,145,880	131,821,657	193,967,537
1994 Conversion of debentures	16,285	0.2	–	62,145,880	131,837,942	193,983,822
1995 Conversion of debentures	3,416,113	34.2	–	62,145,880	135,254,055	197,399,935
1999 New issue 1.6, issue price SEK 140	32,899,989	329.0	4,579.0	62,133,909	168,166,015	230,299,924
2000 Conversion of debentures	101,631	1.0	15.0	61,626,133	168,775,422	230,401,555
2001 New issue, private placement	1,800,000	18.0	18.0	45,787,127	186,414,428	232,201,555
2002 New subscription, warrants IIB	513	0	0.1	41,701,362	190,500,706	232,202,068
2003 Conversion of debentures and new subscription through warrants IIB	2,825,475	28.3	722.9	40,437,203	194,590,340	235,027,543
2004 Conversion of debentures	9,155	0.1	1.1	40.427.857	194.608.841	235.036.698

SCA's TEN LARGEST SHAREHOLDERS

According to VPC AB's official share register for directly registered and trustee-registered shareholders as of 31 December 2004, the following companies, foundations and mutual funds were the ten largest registered shareholders based on voting rights (before dilution).

	No. of votes	%	No. of shares	%
AB Industrivärden	171,252,360	28.6	18,414,360	7.8
Handelsbanken[1]	75,843,937	12.7	13,290,229	5.7
SEB[1]	47,615,169	8.0	14,173,725	6.0
Alecta pensionsförsäkring	17,018,520	2.8	10,278,582	4.4
Livförsäkringsaktiebolaget Skandia	15,721,938	2.6	3,828,339	1.6
Fjärde AP-fonden	15,720,009	2.6	2,827,509	1.2
Tredje AP-fonden	14,919,768	2.5	3,485,268	1.5
Nordea[1]	13,963,215	2.3	9,257,916	3.9
AMF Pension	10,185,740	1.7	8,798,624	3.7
Investment AB Öresund[1]	10,126,466	1.7	3,670,793	1.6

[1] Including related funds and foundations.

Source: VPC AB

OWNERSHIP STRUCTURE

Shareholding	No. of shares	%	No. of shareholders	%	No. of votes	%
1–500	9,077,506	3.9	63,079	80.5	20,047,759	3.4
501–1,000	5,888,106	2.5	7,643	9.8	12,843,657	2.1
1,001–2,000	5,572,637	2.4	3,827	4.9	13,397,588	2.2
2,001–5,000	6,836,368	2.9	2,164	2.8	15,102,841	2.5
5,001–10,000	4,746,843	2.0	652	0.8	8,380,980	1.4
10,001–20,000	4,963,350	2.1	343	0.4	8,348,376	1.4
20,001–50,000	8,321,849	3.5	262	0.3	12,407,597	2.1
50,001–100,000	8,966,704	3.8	127	0.2	12,672,508	2.1
100,001–	180,663,335	76.9	222	0.3	495,686,105	82.8
Total	**235,036,698**		**78,319**		**598,887,411**	

Source: VPC AB

SHARE DISTRIBUTION

31 December 2004	Class A	Class B	Total
Registered number of shares	40,427,857	194,608,841	235,036,698
– of which treasury stock	–	1,653,952	1,653,952
Total	**40,427,857**	**194,608,841**	**235,036,698**

PERCENT OF FOREIGN OWNERSHIP

2000	2001	2002	2003	2004
21%	26%	32%	31%	32%

OWNERSHIP BY CATEGORY



Private persons 29%
Institutions 71%

OWNERSHIP BY COUNTRY



Other 13%
Sweden 68%
US 12%
UK 7%

HYGIENE PRODUCTS

Significant acquisitions in new markets

SCA acquired operations in Australasia, Mexico and Malaysia. The Australasian acquisition gave SCA market leadership in hygiene products in the region.




80
Deeko
colour cube

The Australasian operations comprise some of the strongest brands in this part of the world. SCA is the market leader for tissue products in Australia, New Zealand and Fiji.

NET SALES AND OPERATING PROFIT


SEK M
SEK M
50,000
40,000
30,000
20,000
10,000
0
7,000
6,000
5,000
4,000
3,000
2,000
00
01
02
03
04
Net sales
Operating profit

Net sales rose 5% to SEK 45,359 M during 2004.

OPERATING CASH FLOW


SEK M
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
00
01
02
03
04

Operating cash flow amounted to SEK 5,199 M.

KEY RATIOS

(SEK M)	2004	Group share, %	2003
Net sales	45,359	50	42,981
Operating cash surplus	7,130	52	7,081
Change in working capital	246		875
Current capital expenditures, net	–1,866	44	–1,751
Other operating cash flow changes	–311		–182
Operating cash flow	5,199	62	6,023
Operating profit	4,321	63	4,820
Operating margin, %	10		11
Capital employed	27,540	35	24,153
Return, %	16		20
Strategic investments			
– plants	–2,023	84	–2,162
– restructuring expenses	–70	31	–197
– company acquisitions	–8,552	92	–624
Average no. of employees	20,396	41	18,567

NET SALES AND AVERAGE NUMBER OF EMPLOYEES

	Net sales SEK M 2004	Net sales SEK M 2003	Av. no. of employees 2004
Consumer Tissue	16,195	14,824	8,921
Tissue for bulk consumers – AFH	11,401	11,389	5,263
Personal Care	17,763	16,768	6,212
Total	**45,359**	**42,981**	**20,396**

DELIVERIES

(tons)	2004	2003	Change, %
Consumer Tissue	936,800	888,800	5
AFH tissue	776,800	754,500	3

Production capacities shown on page 96.

KEY MARKET SHARES

	%
AFH tissue, Europe	17
AFH tissue, North America	22
Incontinence products, worldwide	26
Consumer tissue, Europe	22
Feminine hygiene products, Europe	9
Baby diapers, Europe	15

SCA is Europe's leading supplier of tissue and personal care products. The Group is the global market leader for incontinence products and the third-largest supplier of Away-From-Home (AFH) tissue in North America. SCA is also the market leader in tissue in Australasia (Australia, New Zealand and Fiji) and second-largest in Latin America.

Year in brief

SCA acquired Carter Holt Harvey's and Copamex's tissue operations in Australasia and Mexico, respectively. SCA also acquired the remaining parts in the company's respective joint ventures in personal care operations in these regions. In Malaysia, the Drypers diaper company was acquired.

In the US, paper making commenced at the new tissue plant in Alabama, enabling improvements in the North American production structure and logistics. The structure in the European personal care segments of incontinence products and feminine hygiene was also improved through consolidation of the number of production units.

Net sales rose by 5% to SEK 45,359 M and operating profit declined by 10% to SEK 4,321 M as a result of lower earnings in the tissue operations.

Market

Hygiene products include baby diapers, feminine hygiene products and incontinence products – collectively referred to as personal care products – and consumer and AFH tissue. The products are sold to consumers through retail sales outlets and to distributors within different market segments: industries, hotels, restaurants, food service, institutions and healthcare service providers.

The world market for hygiene products is valued at approximately SEK 565 billion in manufacturing operations – of which one third is in North America and nearly 30% in Europe. Markets outside Western Europe and North America are characterized by low levels of penetration for several of SCA's hygiene products.

SCA's strategy and market position

Most of SCA's sales take place in Europe, where the Group has a base with strong proprietary brands and a solid position as a leading producer of retailers' brands. The company grows both organically and through selected acquisitions in established and emerging markets. The highest growth rates are seen in markets outside Europe, where sales amount to 22.5% of SCA's total sales, compared with 9% in 2000.

SCA is the global market leader for incontinence products. The Group is the market leader in the European tissue market and holds a strong position in the AFH tissue market in North America. In Australasia, SCA is the market leader within consumer tissue, AFH and personal care, and in Latin America, SCA is number two in the tissue market.

Activities in all hygiene categories give rise to synergy effects. In terms of consumer and AFH tissue, synergy effects arise in the actual production process since there are many similarities in the two product categories. Synergies between tissue and personal care products occur at the retail and wholesale stage since the ability to offer a broad product range adds value. Already established sales of tissue, especially in new markets, also helps obtain permission to sell personal hygiene products. There are also advantages of having a joint organization for R&D, raw material purchasing and distribution.

Strategic investments

In March, SCA acquired Drypers, an Asian diaper company with leading positions in Malaysia, Singapore and Thailand and also has operations in the market for incontinence products.

The same month, it was announced that SCA had acquired the tissue operations of the New Zealand-based company Carter Holt Harvey, and also the remaining 50% of Sancella, the personal care operations owned jointly with SCA. The acquisitions gave SCA a platform for future expansion in the region.

During the year, SCA acquired the Mexican company Copamex's tissue

SCA's PRODUCT PORTFOLIO


Feminine hygiene products 6 %
Consumer tissue 36%
Baby diapers 11%
Incontinence products 22%
Tissue – AFH 25%

Consumer tissue increased its percentage of sales from 34% in 2003 to 36% in 2004.

INCONTINENCE PRODUCTS MARKET SHARES – THE WORLD


Other 41%
SCA 26%
Kimberly-Clark 11%
Tyco/Kendall 9%
Unicharm 5%
Hartmann 8%

SCA's global brand for incontinence products, Tena, is sold in more than 70 countries.

MARKET SHARES IN EUROPE AND NORTH AMERICA

Market shares, %	Europe	North America
AFH		
SCA	17	22
Kimberly-Clark	17	23
Georgia-Pacific	12	37
Incontinence products		
SCA	40	19
Hartmann	15	–
Ontex	7	–
Tyco/Kendall	3	26
Kimberly-Clark	1	32

SCA is third largest in the world in AFH tissue and world leader in incontinence products.

operations, thereby becoming the second-largest tissue producer in Mexico. SCA already held an interest in Sancela de Mexico, a manufacturer and supplier of feminine hygiene and incontinence products, and in December SCA acquired the remaining shares in the company.

In December, SCA reached an agreement to acquire the tissue operations of the Swedish company Munksjö. The acquisition must be approved by the competition authorities.

In April, a decision was made to build a new tissue machine in Spain. The new machine will have an annual capacity of approximately 60,000 tons and will be built next to the existing converting plant in Valls outside Barcelona. The machine is planned to be in operation by the end of 2005.

A decision was also made to build a new production line for manufacturing a new generation of light incontinence products at SCA's plant in Drummondville in Canada.

It was decided during the year to invest in SCA's production plant for feminine hygiene products at Gemerská Hôrka in Slovakia.

CONSUMER TISSUE

Market

Each year, the world's manufacturers produce about 19 million tons of consumer tissue at a value of SEK 240 billion, with Europe accounting for 25%. The European market is growing by an average of 3% annually, while the markets in Australasia are growing by an average of 3–4% per year.

Consumption of consumer tissue is affected by such factors as per-capita GDP and disposable income.

The year was characterized by continued fierce competition and overcapacity. E-auctions initiated by the retail sector added a new element to the market situation and led to further price pressure.

In Europe, retailers' brands account for 54% of the market and this share is growing. Certain markets, such as Germany, the Netherlands, France and Spain, have a high percentage of retailers' brands, while manufacturers' brands dominate in the Nordic countries, in the UK and in Central and Eastern Europe.

The retail segment in Australia and New Zealand is characterized by strong retail consolidation. Nonetheless, manufacturers' brands account for most of the market. The proportion of retailers' brands is growing, however.

SCA's strategy and market position

SCA is the market leader in Europe, with 22% of the market. SCA has a strong position in the branded product segment, with Zewa and Danke in Germany and Austria, Edet in Scandinavia and the Netherlands, and Velvet in the UK. In Eastern Europe, SCA is the market leader with the Zewa brand, and sales are growing by approximately 10% per year. SCA is also Europe's largest supplier of tissue for retailers' brands, with strong positions in most European markets.

Following the acquisition of Carter Holt Harvey, SCA is now the market leader in Australasia, with brands such as Sorbent, Purex, Handee, Deeko and Orchid.

In Europe, SCA strives to be the most attractive supplier in general but particularly to two fast-growing customer categories – discounters with a limited product range and "sophisticated" retail chains with their own brands and marketing. The first mentioned are primarily interested in retailers' brands and the latter in retailers' brands as well as the supplier's own brands. However, quality and low prices are important for both customer categories.

SCA invested SEK 1.9 billion in its European tissue plants in 2004. Upon conclusion of the investment program in 2005, SCA will have upgraded all of its existing plants and built a new tissue machine in Valls in Spain, enabling more flexible production at lower costs. With the new tissue machine, it will also be possible to phase out less efficient production.

SCA's organization has become more regional, with close cooperation between sales and production resulting in faster decision processes and greater flexibility.

CONSUMER TISSUE MARKET SHARES – EUROPE



Other 34%
SCA 22%
Kimberly-Clark 16%
Metsä Tissue 5%
Sofidel 6%
Procter & Gamble 4%
Georgia-Pacific 13%

SCA has strong brands in consumer tissue, including Zewa, Edet and Velvet.

ANNUAL PER CAPITA CONSUMPTION OF HYGIENE PRODUCTS



Western Europe
Central/Eastern Europe
US
Latin America
Asia
Tissue kg/capita
Incontinence products unit/capita
Baby diapers unit/child 0–30 mos.
Feminine hygiene products unit/woman 13–49 yrs.

On the first hand, less-developed countries use feminine hygiene products and tissue products. As living standards rise, the use of baby diapers begins, followed by incontinence products.

BRIEF FACTS, CONSUMER TISSUE

	2004	2003
Net sales, SEK M	16,195	14,824
Operating surplus, SEK M	2,436	2,396
Operating profit, SEK M	1,273	1,416
Gross margin, %	15	16
Operating margin, %	8	10
Volume development, %	13.5	3.6
Average no. of employees	8,921	7,979

TISSUE FOR BULK CONSUMERS (AFH)

Market

In the AFH market, SCA's operations are based primarily on sales of tissue products to corporate customers in the industrial sector, offices, hotels, restaurants and catering (HoReCa), healthcare and other institutions. The market consists of four principal product areas: toilet tissue, handwiping products, napkins and wipers for industrial, food service and office cleaning. There are also various types of hygienic dispensing systems and services.

The global market is valued at SEK 73 billion, with about 43% of total volume in North America and about 36% in Europe. Per-capita consumption of AFH products in North America is is nearly twice as high as the corresponding consumption in Western Europe.

Market growth amounts to about 2–3% annually in Europe and 2% in North America. Growth is dependent on economic factors such as industrial production, traveling and dining outside the home. Growth is also influenced by the ongoing shift from textiles to disposable materials.

The products are distributed via distributor wholesalers and facility service companies, or directly to individual customers. The market reflects greater concentration as customers become increasingly global and require service across national borders.

SCA's strategy and market position

SCA is the third-largest player in the global AFH market with a market share of 16%. It is the market leader in Europe, with a market share of 17%. In North America, the Group is third, with a market share of 22%. After the acquisition during the year, SCA also holds a leading position in Australasia.

SCA strives to offer a comprehensive range of products. Close cooperation and growing with strategically important customers strengthens SCA's market position.

A new, brand platform was developed during the year to strengthen SCA's global Tork brand. A common platform, with a simplified product offering among other things, will facilitate contacts with global customers and will be followed by investments to strengthen the Tork brand worldwide.

SCA has its own organization for development of dispensers. In 2004, new napkin dispensers were launched as part of an increased strategic focus on the HoReCa market (Hotel, Restaurant and Catering) in Europe.

In 2004, construction of a new tissue converting, papermaking and distribution facility in Barton, Alabama was completed and full-scale tissue production commenced in the second quarter. This new manufacturing center will enhance service to customers in the US Southeast and will improve the efficiency of SCA's North American operations.

SCA continued to introduce innovative products in the North American market. Tork M-Box Pro WT (Water Tight) and Tork Matic WT are waterproof hygienic dispensing systems adapted specifically for cleaning processes in the food industry or in other damp or wet areas. In North America, a cloth-like disposable napkin, was introduced, of such high quality that it could replace linen napkins in restaurants.

BRIEF FACTS, TISSUE FOR BULK CONSUMERS – AFH

	2004	2003
Net sales, SEK M	11,401	11,389
Operating surplus, SEK M	1,472	1,668
Operating profit, SEK M	677	1,001
Gross margin, %	13	15
Operating margin, %	6	9
Volume development, %	4.5	3.3
Average no. of employees	5,263	5,266

INCONTINENCE PRODUCTS

Market

Incontinence problems affect 5–7% of the world's population. The aging populations of many countries and increased market penetration are leading to stronger demand for these products. Incontinence products include everything from large absorbent diapers used in institutional care but also sold via specialized and general retail facilities, to extremely thin protective pads mostly sold through retail outlets and pharmacies.

The global market is valued at SEK 41 billion, with North America accounting for 30%, Europe 45% and Asia 20%. Average growth is 5–7% per year, with the fastest growth in the light incontinence sector, while growth of products for more serious incontinence is somewhat lower.

Demographics and rising purchasing power in a number of markets are contributing to growth. Increased acceptance of addressing incontinence problems and product availability in the retail sector are also driving forces in market growth, as well as innovation and brand building.

In recent years, an increasing number of drugs and other methods of treating various forms of incontinence have been developed. Absorbent products mostly serve as an important complement to various types of treatment, as an extra safety net suitable for everyone whose incontinence problems have been eased but not completely cured. In many countries, these products are subsidized through the public health care system or through health care insurance.

SCA's strategy and market position

SCA is the world's leading supplier of incontinence products, with a global market share of 26%. The Group is also the market leader in Europe, with 40% of the market, and the third-largest player in North America, with a market share of 19%.

SCA's growth within incontinence products is almost entirely organic. The company's global Tena brand is available in virtually all countries that have developed a market for incontinence products – more than 70 countries in total. The Group's goal is to secure its world-leading market position, be at the forefront of innovation and development and broaden its product portfolio to cover all types of incontinence problems. There is also a growth potential among people with incontinence who, for various reasons, currently use feminine hygiene products but would benefit more from special-purpose incontinence products.

SCA's global Tena brand continued to grow in existing and new markets during the year. For example, SCA has now introduced the Tena brand in retail outlets in France.

Sales of Tena Pants continued to show strong growth in Europe and North America. Wal-Mart, the world's largest retail chain, commenced sales of the product in the US.

Tena Flex, a product for more severe incontinence problems with simpler handling and improved breathability, showed strong growth in Europe and was launched in the North American market in 2004.

An upgraded Tena for Men product with a more comfortable fit was launched in Europe, resulting in increased sales. Tena Lady for mild incontinence was upgraded with greater absorption capacity and an improved fit.

North American sales of SCA products once again grew faster than the market, both in the retail and institutional sectors. Growth was especially high in Canada. Production capacity was expanded to enable further growth in North America.

SCA continued to drive developments for light incontinence products in the North American retail segment with the launch of Ultimate, a new light incontinence product with better absorption. SCA's light incontinence products are sold in 150,000 retail stores in North America under the Tena/Serenity brand.

As part of the efficiency improvements within personal care products, French production of incontinence products was moved from Mâcon to Linselles.


Libero
UP&GO
10-14
kg

SCA holds strong positions in the Nordic region and Eastern Europe with the Libero brand. Operations were complemented during the year through the acquisition of the Malaysian company Drypers, the market leader in Malaysia and Singapore.

BABY DIAPERS

Market

The European market for baby diapers is valued at SEK 28 billion. Growth is primarily in markets in Central and Eastern Europe, with low penetration levels where birth rates and use of disposable diapers are increasing. The market in Western Europe reflects greater stability, although the pant diaper segment shows strong annual growth of 7%. Pant diapers account for about 8% of the European diaper market.

Retailers' brands make up 27% of the market in Europe.

Growth is fast in other parts of the world, primarily in Asia but also in Africa. This is mainly due to mothers converting from cloth diapers to disposable baby diapers and also to increased usage among existing consumers.

SCA's strategy and market position

SCA shares the number two position in Europe, with a market share of 15%. The company is also a leading supplier of high-quality diapers for retailers' brands, with a market share of 29%. Following the acquisitions of Drypers and parts of Carter Holt Harvey, SCA is now the market leader in Malaysia, Singapore and New Zealand with the Drypers and Treasures brands. After the acquisition SCA has baby diaper production in six countries outside Europe and sales in 14 countries. One third of sales take place outside Europe.

Within the baby diaper segment, SCA produces both proprietary brands and retailers' brands. Both categories place high demands on product development and innovation. SCA maintains a high rate of innovation, particularly within pant diapers, where the company aims to drive developments.

In the branded product segment, SCA's Libero diaper is the market leader in the Nordic region, with 54% of the market. The Libero brand is growing sharply in Eastern Europe and particularly in Russia, where SCA is the third-largest player in the branded products' segment.


Libresse
NEW
MAXI
MAXI



The Libresse campaign mainly highlights the products' comfort and good fit.

In the spring, a new pant diaper concept was launched in the Nordic market for children who have just started to crawl. The launch resulted in a significant sales increase for the entire product range.

Competition in the retailers' brand market was intense during the year.

FEMININE HYGIENE PRODUCTS

Market

The product area comprises sanitary pads, panty liners and tampons, and the world market is valued at SEK 75 billion. In Europe, the distribution is 54% pads and 23% each for panty liners and tampons. Market growth is determined by the number of women in the active menstrual cycle, a demographic that shows marginal decline in Europe. In other regions of the world, such as Asia and Latin America, growth is strong as a result of increased market penetration and a growing target group. The market for panty liners shows growth in volume of 5%.

SCA's strategy and market position

A large proportion of feminine hygiene product sales take place in new markets. SCA holds leading positions in Latin America, Australasia and South Africa, in some cases through joint-venture partners, and the aforementioned areas jointly account for 35% of sales. SCA is a leading supplier in Colombia, Mexico, Australia and New Zealand. In Europe, SCA is the third-largest player, with 9% of the market.

SCA's feminine hygiene products are sold under several different brands. A new global brand platform was developed in 2004 to improve the company's competitiveness.

In the beginning of 2004, Libresse Invisible Ultra Thin was launched, a flexible and reliable daytime sanitary pad that adjusts to the body's movements – a quality appreciated by consumers.

In 2003, SCA complemented its own brands with sales of retailers' brands. This segment continued to grow quickly in 2004, with new contracts signed in Germany, Great Britain and Eastern Europe.

With the aim of reducing production costs, European production of feminine hygiene products was concentrated at the Gemerská Hôrka plant in Slovakia. The current focus is also on identifying synergies between feminine hygiene products and light incontinence products.

BRIEF FACTS, PERSONAL CARE

(incontinence products, baby diapers and feminine hygiene products)

	2004	2003
Net sales, SEK M	17,763	16,768
Operating surplus, SEK M	3,242	3,216
Operating profit, SEK M	2,371	2,403
Gross margin, %	18	19
Operating margin, %	13	14
Volume development, %	10.1	1.4
Average no. of employees	6,212	5,322

BRAND STRATEGY

Many strong brands

Today's consumers have a growing range of brands from which to choose.

Building a long-term brand relationship with the consumer is a complex process and requires investment, not only in advertising, but also in everything from product and packaging development to understanding consumer behavior.

In the past, there was a distinction between manufacturer brand names and retailers' brands – that is, private labels – the latter consisting of low-priced products attracting minimal brand loyalty. This has changed in recent years, as retailers' brands have acquired the high quality and brand awareness that is associated with traditional brand names.

The increasingly international retail chains cooperate with their suppliers in creating brand capital. This is one of the main reasons underlying the growth of retailers' brands in Europe, and a similar trend is also discernible in North America.

Manufacturer brands are more important in consumer markets and for fast-moving consumer goods than in business-to-business sales, which is often the case within packaging and forest products.

SCA's brand strategy

SCA has a number of strong regional brands in tissue and personal care products, in addition to global coverage in incontinence products sold under the Tena brand name and in AFH tissue sold under the Tork brand name. These brands will be strengthened and secure their positions in their respective markets.

SCA is one of Europe's leading producers of retailers' brands. The Group's international presence and knowledge of brand-building provides a solid platform for further growth in partnership with customers. Its programs of cooperation with major international retailer chains provide opportunities to develop these relationships and, in partnership with the customer, optimize the entire value chain.

SCA differs from several of its competitors in that it produces proprietary brands as well as retailers' brands. As a result, demands by retailers for a complete product range are met. SCA's product development, consumer surveys and brand expertise also contribute to the retailers' own profiling for customers. In general, SCA's profitability for branded retailer products is fully comparable with its own brand products, since the cost of consumer advertising is eliminated.

Brands in different product areas

Within SCA's hygiene products operations, proliferation of retailers' brands is greatest for toilet paper, household towels and baby diapers. Price sensitivity and brand-switching are considerable. The products also have a high degree of maturity and the product offering is broad. SCA holds a leading position as a supplier for retailers' brands throughout Europe in consumer tissue and baby diapers.

Products such as sanitary pads, panty liners and incontinence items are more dependent on quality and function and, historically, are characterized by greater customer loyalty, which has restricted the use of retailers' brands. However, there is a trend toward increased demand for the latter and, as a result, SCA has introduced feminine hygiene products under retailers' brands.


Sorbent
Zewa
Velvet
Libero
Edet
TORK
TENA
Drypers

RETAILERS' BRANDS
Share of total market for hygiene products in Europe


SEK billion
Consumer tissue
Baby diapers
Feminine hygiene products
Incontinence products
0
10
20
30
40
50
60
Retailers' brands
Total market

Retailers' brands represent a major share of the consumer tissue and baby diaper segments, while traditional brands are totally dominant in the feminine hygiene and incontinence segments.

CONSOLIDATION OF THE RETAIL SECTOR


%
Nordic region
Benelux
France
Spain
Germany
UK
Italy
US
0
10
20
30
40
50
60
70
80

The US has a relatively low level of consolidation within the retail trade, but there are major differences nationwide. (The diagram shows the market share of the three largest players in each country.)

PACKAGING

Action plan for increased profitability

Efficiency enhancement programs were initiated in Europe and North America.





At the end of 2003, SCA acquired Alloyd Company, Inc. in the US. Alloyd manufactures high visibility plastic packaging for the consumer market and is the market leader in North America.

NET SALES AND OPERATING PROFIT


SEK M
SEK M
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
3,500
3,000
2,500
2,000
1,500
1,000
500
0
00
01
02
03
04
Net sales
Operating profit

Net sales for the business area rose 5% to SEK 31,501 M.

OPERATING CASH FLOW


SEK M
5,000
4,000
3,000
2,000
1,000
0
00
01
02
03
04

Operating cash flow amounted to SEK 2,121 M.

KEY RATIOS

(SEK M)	2004	Group share, %	2003
Net sales	31,501	35	30,029
of which, intra-Group	393		389
Operating cash surplus	3,999	29	4,036
Change in working capital	–570		–1
Current capital expenditures, net	–1,315	31	–1,386
Other operating cash flow changes	7		3
Operating cash flow	2,121	25	2,652
Operating profit	2,268	33	2,482
Operating margin, %	7		8
Capital employed	18,744	24	17,236
Return, %	12		14
Strategic investments			
– plants	–356	15	–537
– restructuring expenses	–142	63	–172
– company acquisitions	–760	8	–1,347
Average no. of employees	25,279	51	21,482

NET SALES AND AVERAGE NUMBER OF EMPLOYEES

	Net sales SEK M		Av. no. of employees
	2004	2003	2004
Corrugated board	23,122	23,116	15,987
Containerboard	7,799	7,562	1,989
Protective and specialty packaging	4,451	3,064	6,782
Other, incl. intra-Group deliveries	–3,871	–3,713	521
Total	**31,501**	**30,029**	**25,279**

PRODUCED VOLUMES[1]

	2004	2003	Change, %
Corrugated board (Mm²)	4,392	4,204	4
Kraftliner (000 tons)	710	692	3
Testliner/fluting (000 tons)	1,906	1,820	5

[1] Excluding protective and specialty packaging.

Production capacities shown on page 96.

DELIVERIES[1]

	2004	2003	Change, %
Corrugated board (Mm²)	4,246	4,138	3
Kraftliner (000 tons)	705	685	3
Testliner/fluting (000 tons)	1,896	1,820	4
of which, intra-Group[2]	1,322	1,383	–4

[1] Excluding protective and specialty packaging.

[2] Pertains to kraftliner/testliner.

CONTAINERBOARD

Consumption and supply	000 tons
Kraftliner	705
Testliner	885
Fluting	1,010
Own production	**2,600**
Total consumption of liner products	**2,614**
Net purchase	**14**

SCA is a leading supplier of customer-specific packaging solutions. In addition to conventional transport packaging, the product portfolio increasingly includes consumer and display packaging, customized protective packaging, packaging with advanced printing, heavy duty and industrial packaging.

SCA is Europe's leading producer of corrugated board and the second-largest producer of containerboard. Moreover, SCA has extensive operations in customized protective packaging and high visibility plastic packaging. The products are manufactured at about 320 plants in some 30 countries.

The past year

SCA acquired the Italian packaging company Busto & Tema, thereby strengthening its position in the Italian market. In Asia, additional shares were acquired in the Central Package Group. The consolidation of the North American packaging operations continued. SCA decided to shut down nine production units, of which four were closed during the year.

The European packaging market was characterized by price pressure combined with continued weak demand in several European countries. In North America, demand increased and price increases were implemented but this was not offset by rising prices for raw materials and energy.

Sales by the Packaging business area rose by 5% to SEK 31,501 M and the operating profit declined by 9% to SEK 2,268 M.

In 2004, a major efficiency enhancement program commenced in Europe. The main features are increased integration between corrugated board and containerboard, reduction in the complexity of the offering, a higher degree of standardization of the products used and produced, as well as reduced administration costs. The program is expected to have full effect during 2006.

The market

The packaging market can be divided into primary packaging and secondary packaging (transport packaging). Primary packaging in the form of cartons, corrugated board, glass jars and PET bottles, for example, is marketed and sold in combination with the end product. Transport packaging is intended for the shipment and protection of goods and products and comprises mostly corrugated board, plastic, wood and cartons.

There is increasingly less distinction between primary and secondary packaging since transport packaging is more and more being displayed and marketed directly in stores and, consequently, fulfilling the function of primary packaging.

In the past five years, the transport packaging market has grown by an average of 1–3% each year, depending on the country. This growth is determined by such factors as gross national product, industrial activity and retailers sales.

SCA's strategy

SCA provides customized packaging solutions. In Europe, SCA has operations based on corrugated board, while activity in North America is independent of materials.

Offering complete packaging solutions involves operating along the entire value chain, which means not only selling packaging, but also, on the basis of the customer's requirements, offering such features as advanced design, local service, product packing and optimized logistics. An increased proportion of value-added products and services increases the market potential in the packaging industry, while also reducing dependence on prices of raw materials.

SCA has a global network with capabilities in Europe, Asia and North America, enabling it to offer service to customers throughout the world. This is an advantage because SCA's customers are becoming increasingly global.

Conventional transport packaging accounts for about 60% of sales, while 40% is attributable to service and value-added packaging for segments such as consumer electronics.

Strategic investments

In March, SCA increased its shareholding in the Central Package Group, which represents the base for SCA's expansion in Asia, from 65%

THE EUROPEAN PACKAGING MARKET


Other 6%
Transport packaging 22%
Primary packaging 72%

SCA is mainly active in the transport packaging segment, which accounts for 22% of the market.

TRANSPORT PACKAGING (TYPES OF MATERIAL) IN EUROPE


Other 7%
Corrugated board 61%
Wood 9%
Plastic 20%
Solid board 3%

Corrugated board is the predominant material for transport packaging. However, plastic is the material with the most rapid growth.

SCA's PRODUCT PORTFOLIO


Service 10%
Conventional 60%
Heavy duty 4%
Protective and specialty packaging 11%
Primary packaging 15%

Conventional packaging continues to dominate, but SCA's ambition is to expand in various value-added segments.

to 92.5%. The company is mainly situated in China but it also has a presence in Singapore, Malaysia and Indonesia.

In May, SCA acquired the Italian packaging company Busto & Tema. Production focuses mainly on corrugated board packaging for the food industry and therefore largely comprises products with high-quality print.

SCA also constructed a plant for the manufacture of packaging with quality print in northern Hungary, which was opened in December. The plant produces primary packaging for various types of consumer products.

TRANSPORT PACKAGING IN CORRUGATED BOARD

Market

Corrugated board is the world's largest single packaging material used in transport packaging and, in Europe, this material represents 60% of the transport packaging market. The European market for corrugated board packaging is valued at more than SEK 200 billion and growth is approximately 1–3% per year. Five countries account for approximately 80% of Western Europe's consumption of corrugated board packaging and there is wide variation in consumption between countries.

The corrugated board industry in Europe is fragmented and the five largest producers have a market share of approximately 45%. Lower production costs are leading to customers relocating their production from Western Europe to Central and Eastern Europe and China.



Conventional packaging (brown boxes) continues to comprise 60% of sales, but value-added packaging, such as consumer electronics and services, represents a growing portion of the operations.

DEMAND FOR CORRUGATED BOARD BY END-USER – EUROPE


Other 5%
Food products, processed 17%
Industry packaging 32%
Beverages 9%
Fresh food products 15%
Consumer durables 15%
Other nondurable goods 7%

Food packaging in various forms represents nearly half the end-uses of corrugated board packaging.

ANNUAL PER CAPITA CONSUMPTION OF CORRUGATED BOARD


SqM/capita
US
Japan
Western Europe
Eastern Europe
Latin America
China (incl. Hong Kong)
0
30
60
90
120
150

There is a strong correlation between a country's GDP and corrugated board consumption.


OTOROLA
OTOROLA

The packaging industry's customers are becoming increasingly global and require service throughout the world. This is where SCA has a competitive advantage in being able to offer global packaging solutions through its worldwide network.

Due to its properties and customer requirements (such as service and lead times), corrugated board packaging must be produced locally, close to the customer. In addition to protecting the goods, it must also be optimally designed for storage, transport and marketing of the products.

Increasingly, packaging customers are requesting more service from their suppliers, such as on-time delivery and vendor-managed inventory, which requires suppliers to adopt a more proactive approach.

Since transport packaging is being used to a greater extent in store displays, the need for design and packaging concepts is increasing.

SCA's strategy and market position

SCA is Europe's leading supplier of transport packaging solutions, mainly in corrugated board, and also has operations in North America and Asia.

SCA aims to expand through acquisition and organic growth in excess of average market growth. This requires understanding of the customer's needs and an ambition to develop new packaging solutions. While SCA protects the volume and profitability within its core operations, new sales are generated in the value-added segments. Profitability is also improved through more effective production, which lowers costs.

SCA's network for the design of packaging products made from different materials supports the product development process. SCA also works in cooperation with customers to reduce costs along the entire logistics chain, to reduce inventories and rationalize production. E-service tools optimize and simplify order procedures and reduce administrative costs and inventory.

In 2004, SCA acquired the Busto & Tema packaging company, which has its head office outside Naples in southern Italy. The company's focus is on the production of packaging with advanced print for the food-processing industry. This is a complement to SCA's network of liner and converting units in other locations in Italy.

A new plant for quality print was taken into operation in Hungary. Central Europe is experiencing strong growth, due in part to production being moved there from Western Europe as a result of the favorable cost status. During the year, SCA plants were also opened in the Czech Republic and Romania.

SPECIALTY PACKAGING

Market

Specialty packaging is defined in this section as customized protective packaging and high visibility plastic packaging. Protective packaging cushions and stabilizes a broad spectrum of consumer and industrial products during transit and storage. Storage is also used to maintain the correct shipping temperature for certain products throughout the distribution network, such as pharmaceuticals and food products. Various types of materials are used in the production of protective packaging, including molded and fabricated foam plastics, corrugated board, wood and thermoformed plastics. Gel ice, and other various phase change materials, are also used for temperature-assurance applications.

High visibility plastic packaging offers consumer products manufacturers a means to increase sales by enhancing product exposure and differentiating their products on retail shelves. It also offers security on retail shelves by lowering the risk of product damage and theft.

The estimated value of the protective packaging market is around SEK 60 billion, of which the US accounts for 33% and Europe accounts for 31%. The estimated value of the high visibility plastics market in the US is SEK 22 billion.

The specialty packaging market is fragmented, with mainly small companies in local markets. Customers are benefiting from greater supplier consolidation, particularly in the thermal packaging and high-visibility sectors, since this results in increased service. Pharmaceutical companies value "one-stop shopping" suppliers that offer full service, including design, testing and temperature-assurance products. As consumer companies increase their global presence, they seek suppliers that can grow with them.

SCA's strategy and market position

SCA is North America's leader in customized specialty packaging, and the company also offers protective packaging solutions in Europe and Asia. The SCA Group is a global supplier with local production, for which customer demand is growing. SCA foresees further potential for expansion in North America, particularly in the temperature-assurance and high visibility plastic packaging segments. There is also expansion potential in Asia, primarily in China. Expertise in the North American operations continues to be transferred to Asia and Europe, for example within packaging for the high-technology market, temperature-assurance and high visibility plastic packaging.

SCA's sales of specialty packaging correspond to SEK 4.5 billion, of which 67% in North America, 20% in Asia and the rest is in Europe. The company is active in the consumer, pharmaceutical, high-technology, household appliance, automotive and building supply industries.

As companies continue to move production to Asia, SCA's North American operations are focused on activities that are expected to have continued favorable growth, such as temperature-assurance packaging for pharmaceutical/medical products, blister packaging for the consumer market and packaging for the automotive market.

During 2004, an improvement in the overall North American economy resulted in growth in certain segments, such as household appliances, automotive and construction industries and temperature assurance packaging for pharmaceuticals. New consumer electronics applications by US manufacturers provided modest growth in this sector and increased spending in IT, high technology and telecommunications affected these sectors positively. However, significant increases in raw material prices were not fully offset by price increases on SCA's products.

In Europe, SCA has modernized its plants and improved efficiency. Capacity in Eastern Europe was increased through investments in the Czech Republic and Hungary. SCA has also developed specialized product applications, such as components for the automotive industry and fiber/starch display packaging (Paperfoam) for the consumer market.

CONTAINERBOARD

Market

The paper component in corrugated board packaging, containerboard, is a global product that is traded on world markets.

The five largest European producers of containerboard have around 37% of the European market.

In addition to supply and demand balance, the price of containerboard is largely affected by the USD exchange rate and price of recovered paper.

SCA's strategy and market position

SCA is one of Europe's leading producers of containerboard, with two kraftliner mills in Sweden and eight recycled containerboard mills elsewhere in Europe. SCA achieves greater production efficiency by maintaining the control of raw materials.

SCA produced 2.6 million tons of liner and fluting in 2004, and containerboard consumption by SCA's corrugated board operations amounted to 2.5 million tons.

SCA adapts containerboard to current development trends in corrugated board, which translates into an increased demand for low weight grades and presentation grades. One example is the presentation grade produced in Argovia, Switzerland, which is well suited for high-quality print.

All production units are focusing on cost efficiency and projects that create synergies with the corrugated board plants.

CORRUGATED BOARD COMPETITORS – EUROPE (production capacity)


Mm²
SCA
Jefferson Smurfit
Kappa Packaging
Mondi
DS Smith
International Paper
SAICA
Stora Enso
Otor
Rossmann
0
1,000
2,000
3,000
4,000
5,000

During the past year, DS Smith increased capacity through purchase of the British corrugated board producer Linpac and Stora Enso through the acquisition of Intercell, a Polish producer of corrugated board and containerboard.

CONTAINERBOARD COMPETITORS – EUROPE (production capacity)


Thousand tons
Jefferson Smurfit
SCA
Kappa Packaging
Mondi
SAICA
Prinzhorn
Adolf Jass
Palm
DS Smith
Otor
0
1,000
2,000
3,000
4,000

During 2005, substantial new capacity will come onto the market from such producers as Adolf Jass, W.Hamburger (owned by Prinzhorn) and Varel.

FOREST PRODUCTS

Strengthened position in magazine paper

Improved earnings for pulp, solid-wood products and timber, while margins for publication papers were under pressure. Demand for newsprint and magazine paper increased during the year.




SOLO 0,90
NUR €1,45
Herbstspa
Ottos

Demand for publication papers rose during the year, resulting in an improved balance between supply and demand.

NET SALES AND OPERATING PROFIT


SEK M
SEK M
15,000
12,500
10,000
7,500
5,000
2,500
0
3,000
2,500
2,000
1,500
1,000
500
0
00
01
02
03
04
Net sales
Operating profit

Net sales increased 6% to SEK 14,954 M.

OPERATING CASH FLOW


SEK M
3,500
3,000
2,500
2,000
1,500
1,000
500
0
00
01
02
03
04

Operating cash flow amounted to SEK 1,546 M.

KEY RATIOS

(SEK M)	2004	Group share, %	2003
Net sales	14,954	17	14,081
of which, intra-Group	1,846		1,733
Operating cash surplus	2,808	21	2,842
Change in working capital	–293		–122
Current capital expenditures, net	–1,042	24	–751
Other operating cash flow changes	73		–27
Operating cash flow	1,546	19	1,942
Operating profit	1,487	22	1,559
Operating margin, %	10		11
Capital employed	18,822	24	16,608
Return, %	8		9
Strategic investments			
– plants	–19	1	–250
– restructuring expenses	0	0	–68
– company acquisitions	–27	0	–2,837
Average no. of employees	4,146	8	4,037

NET SALES AND AVERAGE NUMBER OF EMPLOYEES

	Net sales SEK M		Av. no. of employees
	2004	2003	2004
Publication papers	7,609	7,267	1,981
Pulp, timber and solid-wood products	8,910	8,220	2,165
of which, intra-Group	–1,565	–1,406	
Total	**14,954**	**14,081**	**4,146**

PRODUCED VOLUMES AND DELIVERIES

Produced volumes, tons	2004	2003	Change, %
Newsprint*	560,000	536,000	4
SC paper	489,000	462,000	6
LWC paper	422,000	378,000	12

* Including SCA's share in Aylesford Newsprint Ltd. (50%).

Deliveries, tons	2004	2003	Change, %
Newsprint*	561,000	540,000	4
SC paper	487,000	464,000	5
LWC paper	424,000	374,000	13

* Including SCA's share in Aylesford Newsprint Ltd (50%).

Solid-wood products	2004	2003	Change, %
Produced volume, m³	1,462,000	1,338,000	9
Deliveries, m³	1,500,000	1,312,000	14

Production capacities shown on page 96.

WOOD CONSUMPTION AND FELLINGS

million m³ fub	2004	2003
Consumption		
– SCA's Swedish units	7.3	7.1
Fellings		
– on own forestland	4.8	4.7
– as a% of wood consumption	66	66


Bild

SCA supplies newsprint to about 80 newspapers – primarily in the Nordic countries, Germany, the Netherlands and Portugal.

SCA produces publication papers, pulp, solid-wood products and forest-based biofuels for customers primarily in Europe, as well as North America and Japan. Responsibility for supplying the Group's Swedish industries with wood raw materials, mainly from SCA's own forests, lies within the Forest Product business area, which is also responsible for parts of the Group's transports and logistics.

The past year

Improved economic growth increased demand for publication papers during the year. Declining USD values and oversupply resulted in continued price pressure in the main markets in Europe, and the operating profit for publication papers operations declined. The earnings of pulp and solid-wood operations improved. The operating profit of forestry operations also increased, mainly as a result of the integration of forestland acquired by SCA from Scaninge.

Total net sales increased by 6% to SEK 14,954 M, and operating profit declined by 5% to SEK 1,487 M.

SCA's strategy

SCA's industrial units are focused on the highest quality segments within their respective product areas. The forest products operations supply pulp and wood for the Group's own production of publication papers, packaging and hygiene products. The operations form the backbone of the SCA Group's fiber flow and fiber know-how, generate a stable cash flow and reduce exposure to sharp changes in raw material prices.

Investments

SCA decided during the year to construct a new soda recovery boiler at the Östrand pulp mill. The new boiler will facilitate increased pulp production and, at the same time, double the production of biofuel-based electricity. The investment amounts to SEK 1.6 billion, and the boiler is expected to begin operations in the autumn of 2006.

PUBLICATION PAPERS

Market

The European market for publication papers is valued at slightly more than SEK 100 billion. Newsprint accounts for nearly 40%, while other coated and uncoated publication papers (mainly LWC and SC) account for the remainder.

Customers consist of newspaper and magazine publishers with their own printing plants, which are often combined with commercial printing of other publications, as well as printing plants that work exclusively with external assignments. Consolidation in the publishing industry is proceeding rapidly, and the largest publishers today are global media companies. Strong consolidation is also taking place between printing companies as part of efforts to increase profitability and market shares.

Magazines and daily newspapers are dependent on advertising revenues, which, in turn, are linked strongly with economic conditions.

Growth and economic activity increased during the year, which led to increased advertising and stronger demand for publication papers. In parallel, however, the surplus capacity created pressure on prices and margins. In the US, the increase in demand led to substantial price hikes.

SCA's strategy and market position

SCA manufactures publication papers in Ortviken in Sweden, Laakirchen in Austria and Aylesford in the UK.

SCA concentrates mainly on newspaper and magazine publishers, as well as printing plants, particularly in Europe, with high demands on product quality and delivery reliability. In many cases, publishing companies request paper grades adapted for specific publications, which strengthens the bond between SCA and the customer. This also means the former division into a few clearly defined publication paper grades has been replaced by a number of publication paper products with varying properties. Product development work is conducted in cooperation with customers as well as manufacturers of printing presses, printing ink and other key components of the printing process.

GraphoCrystal, a super-bright, uncoated paper grade for offset printing, was introduced during the year. It met favorable reception from customers.

SCA produces uncoated publication papers for magazines, catalogues and advertising print in Laakirchen. Volumes and margins both remained high as a result of SCA's strong position in these market segments.

The Forest Stewardship Council (FSC) is an environmental certification system that is supported by influential environmental organizations such as WWF and Greenpeace. SCA's deliveries of FSC-certified paper increased sharply during the year, which strengthened relations with important customers.

In the UK, Aylesford Newsprint, a company in which SCA holds a 50% ownership interest, produces newsprint based on recovered paper. Aylesford Newsprint is strategically situated just outside London, which provides close proximity both to customers and to recovered paper.

BRIEF FACTS, PUBLICATION PAPERS

	2004	2003
Net sales, SEK M	7,609	7,267
Operating surplus, SEK M	1,298	1,501
Operating profit, SEK M	442	662
Gross margin, %	17	21
Operating margin, %	6	9
Deliveries, 000 tons	1,472	1,378
Average no. of employees	1,981	1,968

PULP, TIMBER AND SOLID-WOOD PRODUCTS

Market

The world market for bleached softwood kraft pulp (NBSK) amounts to SEK 70 billion. The largest customers are non-integrated producers of fine paper and tissue. The market for kraft pulp is global. Volume deliveries between continents are large enough to quickly balance out price differences in different regions.

During 2004, the market for pulp reflected both price hikes and price declines, partly as a result of sharp fluctuations in demand in the growing Chinese market. Total demand showed growth, however. Currency exchange trends were unfavorable for European suppliers.

The Western European market for solid-wood products amounts to about SEK 100 billion, or 85 million cubic meters. The European sawmill industry is dominated by a large number of small and mid-size mills. The five largest suppliers account for a combined total of only about 20% of the European market.

Demand for solid-wood products was favorable during the year in Europe as well as Japan and North America, where housing construction remained at a record level. Major customer groups are wood-processing companies and joineries as well as builders' merchants and building-supply centers.

Cross-border timber trading activities in the Baltic region remain substantial. As a result of strong demand and high prices, felling in the Baltic nations reached a record high during the year. Anticipated reduced felling in Finland drove prices even higher. Major timber-import companies in Finland and Sweden invested in sawmills in Russia and the Baltic region during the year as part of efforts to secure flows of timber supplies. With timber imports corresponding to approximately 5% of total consumption, SCA's exposure to this market is modest.

SCA's strategy and market position

SCA produces totally chlorine-free (TCF) bleached kraft pulp at the Östrand pulp plant in Sweden. About half of the plant's production is used for SCA's own manufacturing of hygiene products and publication papers. Special pulp grades with properties adapted specifically for publication papers and tissue products have been developed at the Östrand plant. Product development activities cover the entire value chain,

SCA's PRODUCT PORTFOLIO


Other 7 %
Newsprint 16 %
Pulp 9 %
Timber 14 %
LWC paper 17 %
Solid-wood products 19 %
SC paper 18 %

Publication papers account for 51% of Forest Products' sales.

CONSOLIDATION OF PUBLICATION PAPER MARKET – EUROPE 1984–2004


%
100
80
60
40
20
0
-84
-94
-04
Newsprint
LWC
SC

The diagram shows the market shares of the five largest players in Western Europe. Consolidation is more extensive in Europe than in North America and Asia.

PUBLICATION PAPERS COMPETITORS – EUROPE


Thousand tons
UPM
Stora Enso
Norske Skog
Myllykoski
Holmen
SCA
Burgo
M-Real
Palm
Abitibi
0
2,000
4,000
6,000
8,000

SCA is not among the largest players in publication papers, but focuses on product quality, cost-efficient production and efficient logistics. Figures show the companies' capacity in Europe.

from selection of suitable wood raw materials to treatment of the finished pulp.

SCA decided during the year to invest SEK 1.6 billion in a new soda recovery boiler, a vital component for efficient pulp production. The old recovery boiler was built nearly 25 years ago and will be replaced by a modern boiler that will facilitate increased production at the pulp mill. The new boiler will also double the Östrand's mill's capacity to produce electricity based on biofuel, which will generate substantial revenues for the mill, making it a net producer of electricity.

SCA's principal markets for solid-wood products are the Nordic countries, the UK, France, Japan and the US. Sawmill operations are focused primarily on two important market segments. The first is the wood-refining industry, a sector in which SCA is able to offer customers customized products for further refinement. During the past year, several major customers transferred responsibility for all raw material processing and supplies of input goods to SCA.

The other large market segment is the building-supply sector, with particular emphasis on the Do-It-Yourself (DIY) market, and SCA developed its capacity during the year to serve this market. SCA has been chosen as the principal supplier of wood-based products by several of the largest DIY chains and, in slightly more than one year, more than doubled its sales in the UK, where this trend has noted the most significant progress. SCA has developed several products exclusively for the consumer market, including a modular system for timber decking outdoor patios and terraces.

Products adapted for further industrial refinement, or for sale in the building-supply industry, are called Developed Timber, a product area characterized by higher and more stable prices than for standard products. Developed Timber accounted for 43% of total sales in 2004.

SCA is the largest private forest owner in Europe, with 2.6 million hectares of forest land, of which 2.0 million hectares managed for timber production. The vast forest holdings provide an important base for a stable flow of raw materials of the right quality to the Group's industries in northern Sweden. The secure raw material supply has become increasingly important since competition for raw materials continues to increase throughout the entire Baltic region. Its control over raw material flows is critically important in view of SCA's operations and development within product areas in which raw material quality is extremely important, such as magazine-quality, coated publication paper and pinewood joinery sawn timber.

All of SCA's forests are managed in accordance with the principles of the Forest Stewardship Council (FSC). This provides a competitive advantage since it is important for many customers that raw materials come from responsibly managed forests.

Forest-based biofuel such as logging waste or fuel pellets from sawdust, are used in SCA's energy supply or sold to external customers.

BRIEF FACTS, PULP, TIMBER AND SOLID-WOOD PRODUCTS

	2004	2003
Net sales, SEK M	7,345	6,814
Operating surplus, SEK M	1,502	1,243
Operating profit, SEK M	1,045	897
Gross margin, %	20	18
Operating margin, %	14	13
Deliveries, solid-wood products, km^3	1,500	1,312
Average no. of employees	2,165	2,069

The North American housing industry was at record levels in 2004. The demand for solid-wood products was also favorable in Europe and Japan.



Architect: Anders Landström Photographer: Åke E:son Lindman

RAW MATERIALS SUPPLY AND LOGISTICS

Effective utilization of synergies

SCA manufactures hygiene products, packaging and forest products. All products require input goods in the form of raw materials such as pulp, recovered paper and timber. In the production process, support functions such as energy and transport are also needed. Overall, SCA's annual procurements of raw materials and other supplies amount to slightly more than SEK 33 billion.

Pulp

Pulp is an important raw material for production of tissue and personal care products (diapers, incontinence and feminine hygiene products) and publication papers. SCA produces 690,000 tons of pulp annually at its pulp plants in Östrand and Mannheim, and consumes 1,570,000 tons annually in production. The Group's net purchases of pulp, accordingly, amount to 880,000 tons annually. About 70% of consumption of purchased pulp is used in the production of tissue, 20% in personal care products and the remainder in publication paper production.

In the area of consumer tissue, pulp accounts for a large percentage of the total production cost. This cost is lower in the area of tissue for AFH consumers, since a large percentage is based on recovered paper. Personal Care is the area that is least impacted by pulp prices, since pulp accounts for only a small part of production costs.

Recovered paper

SCA consumes about 4.3 million tons of recovered paper annually. Most of the recovered paper, about 2.2 million tons, is used in packaging operations, while 1.3 million tons are used in tissue production and 0.8 million tons in the production of publication papers (newsprint and SC paper).

Corrugated board packagings are manufactured using recovered fiber-based or fresh fiber-based containerboard (testliner and kraftliner, respectively) from one of SCA's 10 European plants for containerboard. Most of the material consists of recovered fiber.

About 1.6 million tons of recovered paper are collected or recovered through SCA's own European collection organization. The remainder is purchased from the retail trade and municipalities or from recovered paper wholesalers.

Prices of corrugated board packagings are determined in part by the price of containerboard, which, in turn, is determined by the price of recovered paper. A low price for recovered paper creates low raw material costs, but also makes it more difficult to increase corrugated board prices.

Timber and chips

SCA consumes a total of 8.7 million cubic meters of timber annually. Of this total, 22% is used in pulp production, 35% in the sawmills, 16% in the production of containerboard, 17% in publication papers and 10% in tissue. In the production of solid-wood products, one-third of the timber becomes chips, which is used in the production of pulp, containerboard and publication papers.

During 2004, SCA harvested 4.8 million cubic meters of timber in its own forests, equivalent to a self-sufficiency factor of 55%. The degree of self-sufficiency for the Swedish units was 66%.

Fossil fuel

SCA's consumption of fossil fuel corresponds to 13.7 TWh annually, of which natural gas accounts for as much as 88% of total consumption. The price of fossil fuel also impacts the North American packaging operations, since oil is an important raw material in plastics.

Electricity

SCA's total consumption of electricity amounts to approximately 8.4 TWh annually, which corresponds to the annual production of an average-size nuclear power reactor. SCA's own electrical production amounts to 2.4 TWh, while 6.0 TWh is purchased externally. Forest Products' production, mainly the Ortviken paper mill, uses slightly more than 40% of the electricity purchased externally. SCA reduces its exposure to price fluctuations by hedging electricity prices in forward contracts that vary between three months and three years.

Transports

SCA has a system for overland and sea transports that includes terminals, ships, trucks and rail transports. The coordination of total transport requirements provides more effective logistics.

MARKET PULP

Consumption and supply 2004	000 tons
Total consumption	1,570
Own production*	690
Net purchases	**880**

* Östrand and Mannheim.

CONSUMPTION OF OTHER RAW MATERIALS

	2004
Wood/chips (Mm³)	8.7
Felling from own forests (Mm³)	4.8
Net purchases (Mm³)	**3.9**
Recovered paper (Mton)	4.3
Fossil fuels (TWh)	13.7
Purchased electricity (TWh)	6.0

SCA's PRODUCTS


MOTOROLA
MOTOROLA






Libresse
30 STRING


Edet
Friendly
NEU
Edet
Wipe & Clean
2 x kitchen
Zewa
Edet
Maxi




Libero
UP&GO
Fit & Comfort


NEW
TENA
Lady
ThermoSafe
Handelsb
WIRTSCHAFTS- UND FINAN
WWW.HANDELSBLATT.COM
Frankfur
ZEITUN
ruck schließ
Bundeswehr
4+4 FREE!

RESEARCH AND DEVELOPMENT
Skills and dynamics

Nearly 800 employees in the SCA Group are involved in research and development. They are divided among the central units and smaller, local groups that work mainly with regional adaptations of product development. Investments in R&D during 2004 amounted to slightly less than SEK 600 M.

Over the past few years, SCA has shifted the focus of research investments to more advanced positions in the value chain, closer to the end-product. This places demands on different areas of expertise and, during the past year, a large number of activities within R&D assumed a change in competence profiles, exemplified by increased external R&D, recruitment of skills and competence with greater emphasis on end-products and the introduction of innovation programs.

The Group is also engaged in formulations of proposals for R&D programs within the framework of future EU programs.

SCA continues to generate many new ideas, as reflected in the number of patent applications during 2004, which amounted to 79.

Hygiene Products

Improvements during 2004 were concentrated mainly on improved fit and comfort in all product categories: personal care, incontinence products, baby diapers and feminine hygiene products.

As part of these efforts, a new production technique for pant diapers was installed at the plant in Hoogezand, Netherlands. The technology was developed in cooperation with the Japanese hygiene company Unicharm. Within incontinence products, SCA developed a new automated technique for the North American production operations, and a renewal of the automated technology for feminine hygiene products was also initiated, a project that will be completed during 2005.

Within AFH tissue products, R&D during 2004 was focused on the development of paper dispensers, which led to the introduction of a new series of paper dispensers for napkins with sophisticated designs.

A new hand towel/wiping product made with a non-woven material was developed during the year. The product is stronger and has more of a textile character than previous products, and it was launched starting at the beginning of 2005.

Packaging

SCA developed and implemented a series of new design tools for packagings. The customer specifies which requirements will be placed on the packaging, for example how many boxes will be stacked on top of each other, and the final packaging design is developed aided by computer simulation.

Within display packagings, a new digital printing technique was introduced. Older printing techniques needed long series to create economies of scale in production; the new technique makes it economically viable to produce only a few displays.

SCA prioritizes research into electronic paper, which in time is expected to gain substantial commercial importance. Applications may include corrugated board that reacts when it is exposed to moisture or heat (good for transports of sensitive products) or medicine boxes that react to touch and feature a voice recording of dosage instructions.

Forest Products

Forest Products are more strongly oriented toward fundamental research than SCA's other business areas. Market studies and preliminary projects were conducted during the year to establish the most important parameters for customers for tomorrow's publication papers. The study included due consideration for components such as perception and media choices, that is, factors that determine how people experience different paper qualities or convince advertisers to choose paper for their advertisements instead of the Internet or TV. The paper's porosity, how quickly it absorbs printing ink and a smooth surface were found to be important qualities in selections of paper.

Increased collection of recovered paper has led to a higher percentage of recycled fiber in publication papers, which results in accumulations of unwanted particles in the paper. During the year, SCA studied various methods whereby coated publication papers can be printed using higher proportions of recycled fiber without any reduction in paper quality.

Grapho Prestige, a new magazine paper designed for rotogravure printing, was launched during the year.


Extrapris!

SCA is conducting research into electronic paper and ink. One possible application is, for example, that persons with impaired vision could get price information from an advertising sign printed on corrugated board. When they touch the board, impulses are sent via the electronic ink to a loudspeaker and a voice reads out the price.

NUMBER OF PATENT APPLICATIONS

2000	2001	2002	2003	2004
93	96	65	87	79



HUMAN RESOURCES

Tomorrow's leaders

Management supply

As directed by the CEO, SCA has focused during the year on issues concerning management supply within the Group, short- and long-term. The work focused on defining future management needs based on SCA's strategic planning.

After a comparison with the present organization and existing resources, a staffing plan was formulated for each business group, based partly on skills development.

In conjunction with the staffing plans, the need for increased internal and external mobility was also discussed, as well as diversity issues. It was established that increased mobility requires improved coordination between the Group's recruitment managers. Such a measure is that future management candidates will comprise a common resource for the entire Group. To ensure the achievement of this goal, a special task force has been formed.

SCA also introduced a new leadership program, SCA's Leadership Academy, which was established to secure the Group's present and future requirements for potential leaders. It is also intended to increase exchanges of management personnel between SCA business groups through the establishment of a common skills platform and strengthen the internal networks across business group boundaries. The program supports the common corporate culture through links to SCA's core values and Code of Conduct.

The Leadership Academy's program will be conducted annually, primarily in Europe, but also in America, Asia and Australasia.

The program has been formulated in close cooperation between the business groups, and one of their goals is that management personnel within SCA, in addition to having business knowledge and insights into Group strategies and targets, should also serve as good representatives of SCA's business culture. Other areas of special importance include improvement work, coaching, group dynamics and employee development efforts. The Leadership Academy will be fully developed in the beginning of 2005.

Succession issues

Special attention was focused during the year on succession issues in the business groups. In a first stage, replacements are identified for all management personnel who report directly to a business group manager. The replacements should be able to start working immediately and manage the position in the event of an accident, for example.

Future replacement candidates with the potential to start working in higher-echelon positions within two to three years were also identified. This latter group comprises future successors for most of today's management personnel.

Skills development

In addition to leadership programs, SCA also conducts comprehensive skills development activities at all levels. Accordingly, SCA allocates approximately SEK 180 M annually for skills development measures. Substantial investments are also made in connection with investments in new techniques that require increased employee skills and higher competence levels. During 2004, about 40% of the employees participated in skill-enhancement training.

SCA's highly prioritized and comprehensive efforts within Health and Safety are reflected in regularly scheduled training and education programs.

Diversity

An inventory of the Group's highest management positions with regard to nationality, age, gender and other considerations was conducted during 2004. It was intended to provide an accurate reflection of the current situation in the Group and serve as a basis for decisions regarding succession issues.

A comparable study, although on a somewhat smaller scale, was conducted in 2003. The inventory in 2004 showed no change in the number of nationalities, but the percentage of women in the 300 highest senior executive positions increased from 5% to 7%.

The percentage of employees with a university background amounts to 12% of Group employees. Women account for slightly more than 30% of these employees. This percentage will increase successively since women account for about half of all new recruits with a university degree.

More information about SCA's work concerning Human Resources is provided in the Group's Environmental and Social Report for 2004, which can be ordered or read on SCA's website: www.sca.com.

ENVIRONMENTAL AND SOCIAL RESPONSIBILITY

Sustainable development

SCA's aim is to create value for the company's shareholders and contribute to a favorable environment and the financial and social well-being of employees, customers and suppliers in countries in which the company conducts operations.

SCA's sustainability policy emphasizes the company's financial, environmental and social responsibilities and its focus of operations on sustainable growth. The utilization of renewable and recyclable raw materials, evaluations of the environmental impact of the company's products and efforts to offer a safe and non-discriminatory work environment are other important issues. Information on SCA's environmental and social initiatives must be easily accessible and all communications should be open.

SCA has three different councils that work with sustainable development. The Environmental Committee and the Committee for Social Responsibility manage strategies and goals and coordinate the Group's initiatives in issues within the environmental and social spheres. The Council for Sustainable Development, with the President and Group CEO as Chairman, is assigned overall responsibility for SCA's activities in financial, environmental and social concerns.

The company's products and operations are part of the closed-loop society. SCA's products consist almost exclusively of renewable materials that are recycled and used in new products or as fuel to generate energy. The closed-loop philosophy, combined with SCA's sustainable development policy, is the core of SCA's strategy.

SCA's environmental and social work has been recognized by a number of fund managers and, in addition to others, SCA is included in the global FTSE4GOOD index. This and similar indexes appraise the ability of companies to combine financial growth with successful environmental programs to create sustainable growth. Each company's acceptance of responsibility for social issues is also taken into consideration. SCA is also included in several environmental mutual funds in Europe and the US.

Networks

To increase the spread of knowledge and participation in the Group's most important environmental questions, part of SCA's environmental work is conducted via internal networks. The networks clarify the Group's situation and important factors in central issues. SCA's position and goals for the area are formulated in coordinated efforts. SCA has networks today with representatives from the head office and business areas within chemical processing, product safety, resources and emissions follow-up, waste management, legislation, eco-management systems, transports, water management and energy savings.

Environmental certification

Certification is an important external evaluation of a company's environmental work. Most of SCA's paper mills are certified in accordance with ISO 14001 (the international standard for environmental management systems) or registered in accordance with the European Union's eco-management and environmental audit system (EMAS).

Group forestry operations are also certified in accordance with ISO 14001, and its management of wholly owned forest holdings is certified in accordance with Forest Stewardship Council (FSC) criteria. As a result, SCA now offers FSC-certified pulp and paper products and solid-wood products – products that reflect increasing demand. SCA is one of only a few companies in the world that can offer FSC-certified paper products based on totally chlorine-free pulp (TCF).

The closed-loop concept is also a hallmark of SCA's energy utilization. SCA prioritizes the use of renewable energy based on biofuels, co-generation of electricity and heat, and the production of electrical power based on piped natural gas. By-products of production based on wood and wood fiber are used as biofuel instead of being deposited in landfills as waste, in addition to their utilization as replacements for fossil fuels. Several projects now being conducted in the Group will increase the proportion of biofuel in energy production. These investments are part of SCA's measures to fulfill its environmental goal to reduce fossil carbon dioxide emissions and waste deposited in landfills. In one of the biofuel-fired boilers, fiber-based landfill waste will also be recycled and used as fuel.

SCA is now preparing to take part in the EU's system for trading in emissions credits. The trading system will be started on January 1, 2005, and during the first phase (2005–2007) will handle carbon dioxide, a common greenhouse gas. The investments and energy savings that SCA has implemented in the past and future investments now in the planning stages provide interesting opportunities for trading in emissions credits.

SCA always considers the environmental impact of all investments in machinery and plants. In addition, SCA makes substantial investments every year to meet legislation requirements, protect the environment and increase its energy consumption efficiency. A total of nearly

This is a brief summary of SCA's environmental and social programs. More information is provided in the Group's Environmental and Social Report for 2004, which can be ordered or read on SCA's website: www.sca.com. The report can also be ordered by e-mail from info@sca.com or by tel +46 (0)8 788 51 00.



In particular, SCA sponsors activities for young people, mainly sport, and charity organizations. In Sundsvall-Timrå in Sweden alone, SCA has agreements with more than 100 associations.

SEK 3 billion has been invested over the past five years for this purpose – for example, the aforementioned investments in new biofuel-fired boilers. Every year, about SEK 70 M is invested in nature conservation measures that are applied in forestry activities.

Inventories of the possible need for clean-up measures in production sites have not revealed any reason to plan for more than limited future costs for the Group.

Code of Conduct

In the beginning of 2004, SCA's Board of Directors adopted a Code of Conduct. The Code contains guidelines for how SCA and its employees should behave with regard to such issues as human rights, child and forced labor, discrimination, business ethics, freedom of association and other issues.

The Code of Conduct is a step in SCA's ambition to assume social responsibility and to be an attractive employer wherever the Group conducts operations.

The Code is founded on SCA's core values (respect, responsibility and excellence) and a number of internationally accepted declarations and conventions, including the UN Declaration of Human Rights, ILO's (International Labor Organization) core conventions regarding the freedom of association, trade union rights, child and forced labor, OECD's guidelines for multinational companies and the UN's code of conduct for corporations (Global Compact).

SCA's Code of Conduct applies to all employees in all countries in which SCA conducts business activities, and is an official public declaration. Procedures to monitor compliance are now being formulated and will take effect successively. The implementation process was started during 2004, and the goal is that all employees will have received information about the Code and how it should be applied by midyear 2005.

As a supplement to the Code of Conduct, SCA signed a framework agreement in 2004 with ICEM (the International Federation of Chemical, Energy, Mine and General Workers' Unions), the Union of Swedish Paper Workers and SCA's European Corporate Council. The agreement covers SCA's principle commitments regarding the work environment, health and safety organization and negotiation rights as well as skills development. Furthermore, SCA and ICEM shall conduct annual discussions concerning compliance with the agreement and possible problem areas.

Health and safety

Safety in the workplace has the highest priority at all of SCA's facilities. A fundamental feature of this work is the focus on preventive measures. In 2004, the knowledge-sharing between the business groups was further strengthened in an effort to enhance the efficiency of this work. The number of accidents and incidents per 100 employees declined during the year and the reduction was more than 30% for the period 2000 through 2004.

FINANCIAL RISK MANAGEMENT

Management of SCA's financial risks is concentrated in a central treasury function.

SCA's financial policy forms a framework of guidelines and regulations for the management of financial risks and finance activities in general.

SCA's treasury function is responsible for the Group's capital procurement, liquidity management and currency and interest-rate risk management. It is also responsible for financial policy issues, central supervision of funds invested in SCA's defined-benefit, funded pension plans and it serves as an internal bank for the Group's subsidiaries.

Currency risks

SCA incurs currency risks due to its international business activities. The transaction exposure created by payments received and made in foreign currencies is hedged at a minimum amount corresponding to booked accounts receivable and accounts payable. Within established parameters, longer periods may be hedged when it is believed that negative effects on income can be limited.

The goal for financing the Group's foreign assets is to match capital employed in foreign currencies to such an extent that the Group's debt/equity ratio is unaffected by exchange rate fluctuations.

The distribution of the SCA's net sales and operating costs in different currencies shows the Group's long-term currency sensitivity.

Interest-rate risks

Primarily, SCA applies a floating rate policy for all funding currencies. It is SCA's understanding that a short interest-rate adjustment term leads to lower funding costs over the long term.

Capital procurement and refinancing risk

SCA's policy is to maintain a favorable distribution and a certain term on gross debt. The objective is that the gross debt's average remaining maturity should exceed three years. Furthermore, a financial readiness shall be maintained in the form of centrally available liquid funds and committed credit facilities amounting to not less than 10% of the Group's projected annual sales.

SCA has good access to international and domestic capital markets. SCA has a European and a Swedish Medium-Term Note program for the issue of bonds.

Short-term borrowing is mainly covered through the issue of commercial paper. The refinancing risk in short-term borrowing is limited through medium-term credit lines from banks with high credit ratings. It is SCA's policy that loan documentation may not contain clauses that provide the lender with opportunities to terminate the loans or change coupon interest rates when changes occur in SCA's financial key ratios or credit ratings.

Credit risks

Financial risk management exposes SCA to credit risks. In accordance with SCA's counterparty regulations, maximum credit exposure is stipulated for different counterparties, depending on their creditworthiness. An objective is that all counterparties have at least an A minus credit rating from Standard & Poor's or Moody's.

Credit rating

SCA has a long-term credit rating of A3/A– and a short-term rating of P2/A2 from Moody's and Standard & Poor's, respectively, and a short-term K1 credit rating from Standard & Poor's in Sweden.

Pension obligations

In addition to defined-contribution pension schemes, SCA also has defined-benefit pension plans. These plans are financed largely with independent assets invested in equities and fixed-income instruments. SCA's treasury function has been assigned to centrally monitor these plans and assist each pension board in matters related to management of the pension plan assets. The guidelines for asset management are specified in a Group policy.

Risk Management and insurance

The objective of the Risk Management function in SCA is to minimize the total cost of the Group's loss risks and to optimize the financing of those risks. This is achieved by continuous improvement of loss prevention and mitigation measures in the operations and by the development and implementation of Group-wide insurance programs. The Group's captive insurance and reinsurance companies play an important role in these efforts.

CURRENCY EXPOSURE

Currency	Transaction exposure, SEK M	Capital employed, SEK M	Net debt SEK M
EUR	2,840	26,601	6,230
USD	–671	10,423	7,003
GBP	2,431	8,941	3,638
MXN	–71	2,971	1,411
AUD	619	2,492	973
DKK	546	2,318	1,797
NZD	–45	1,570	509
COP	0	728	92
MYR	0	701	121
Other	2,005	4,230	1,196
Total	**7,654**	**60,975**	**22,970**
SEK	–7,654	20,354	7,557
TOTAL	**0**	**81,329**	**30,527**

NET SALES AND OPERATING EXPENSES PER CURRENCY

	Net sales, %	Operating expenses, %
EUR	52	47
GBP	13	11
SEK	5	13
USD	15	17
DKK	3	3
NOK	1	0
Other	11	9
Total	**100**	**100**
Percent foreign currency	95	87

More detailed information about SCA's treasury operations is presented in Note 2 on page 61. Topical information about borrowing, ratings and related items is available at www.sca.com/investors/debt markets.

GLOSSARY

HYGIENE PRODUCTS

AFH – Away From Home. Tissue sold to bulk consumers such as hotels, restaurants, industry, offices and healthcare facilities.

Fluff – Pulp based on wood fiber, used to absorb fluid. Used in incontinence and feminine hygiene products, diapers, etc.

Personal Care – Here defined as incontinence products, baby diapers and feminine hygiene products. (See fluff.)

Tissue – Creped soft paper which is the basis for hygiene products such as napkins, toilet paper and towels, and household towels and wiping products for institutions, hotels, etc.

PACKAGING

Containerboard – The collective name for liner and fluting.

Converting plant – Produces finished packaging from corrugated board sheets supplied by a corrugated board plant or an integrated packaging plant.

Corrugated board – Two outer layers of paper with an intermediate layer of fluting/folded paper (see liner and fluting).

Corrugated board plant (also called sheet feeder) – Produces corrugated board in sheet form that is then converted into finished packaging at another plant.

Fluting – The rippled middle layer in corrugated board, produced from semi-chemical pulp or recycled fiber.

Heavy duty – Very durable packaging with several layers of paperboard, often used for heavy goods such as auto parts.

Integrated packaging plant – Produces corrugated board and converts it into finished packaging (boxes and trays) with color-printed text and graphics.

Liner – The surface layer of corrugated board. Available in various grades, such as kraftliner (based on fresh wood fiber) and testliner (based on recycled fiber).

Microflute – Very thin corrugated board used for high-quality packaging with print.

FOREST PRODUCTS

Coating – A surface treatment applied to paper or corrugated board packaging. Provides a smooth surface with good printing properties.

LWC paper – Light Weight Coated paper is a coated supercalendered (SC) paper with a high mechanical pulp content. Used for periodicals and advertising materials with demanding color-printing requirements.

Mechanical pulp – Debarked wood that is ground or chipped for mechanical refining to separate the fibers to form pulp.

Newsprint – Paper for newspapers produced from mechanical pulp based on fresh wood fiber or recycled fiber.

SC paper – Supercalendered publication paper with a high gloss surface and with a high content of mechanical and/or recycled pulp. Mainly used for periodicals and advertising materials.

Solid wood products – Wood sawn into various dimensions/sizes: planks, joists, etc.

TCF pulp – Pulp that is bleached without using chlorine in any form.

OTHER

CTMP (Chemithermomechanical pulp) – A high-yield pulp (90–95% yield from the wood) produced through the mechanical defibration in a refiner of preheated, chemically pretreated softwood.

Deinking – Removal of ink from recovered paper. Facilitates increased use of recycled fiber in finished products.

E-auction – Retail chains request contracts in, for example, consumer tissue. Those suppliers meeting the specified quality requirements may bid against each other on price in an auction on the Internet.

EMAS – EU's system for environmental management and auditing of forestry.

FSC – Forest Stewardship Council, an international organization working to ensure responsible forest management. FSC has developed principles for responsible forestry that can be applied for certifying forest management and that facilitate FSC labeling of wood products from FSC certified forest.

Market pulp – Pulp that is dried and sold on the open market.

Productive forest land – Land with a productive capacity that exceeds one cubic meter of forest per hectare annually.

Recycled fiber – Fiber based on recovered paper.

Wood fiber – Wood fiber from felled trees (fresh wood fiber) or from used paper or corrugated board products (recycled fiber).

Board of Directors' Report[1]

Svenska Cellulosa Aktiebolaget SCA (publ) Corp. reg. no. 556012-6293

GROUP OPERATIONS AND STRUCTURE

SCA is an international paper company that produces absorbent hygiene products, packaging solutions and publication papers. Based on customer needs, new products are developed for consumers, institutions, industry and the retail trade. SCA is seeking to increase the percentage of high-value-added products, and its products consist almost exclusively of renewable and recyclable materials. Europe is SCA's principal market, and the Group also holds strong positions in certain segments in North America and in Australasia. Expansion is taking place through organic growth and selective acquisitions, mainly in hygiene products and packaging. SCA owns approximately 2.0 million hectares of productive forestland, which secures the main Swedish raw material base and facilitates an efficient raw material integration with favorable control over cost development. As a natural complement to the forest operations, SCA conducts extensive sawmill operations.

SCA comprises three business areas – Hygiene Products, Packaging and Forest Products. The business areas have been divided organizationally into eight business groups. Hygiene Products in Europe was divided into three business groups during the year: Consumer Tissue, AFH Tissue Europe and Personal Care. Beginning in 2005, tissue operations will be integrated in one business group, Tissue Europe. There is also a business group in Europe for Packaging and the Forest Products business group, which is the same as the business area. The North America business group produces and sells hygiene products and packaging. Hygiene Growth Markets and Packaging Growth Markets, two business groups focused directly on growth markets, also conducted operations during 2004. These two business groups will be dissolved in 2005, and hygiene operations in South and Central America will be integrated in the North America business group, which will be renamed Americas, while hygiene products and packaging operations in Asia and Australasia will be consolidated in a new business group, Asia Pacific. The Americas business group will be based in Philadelphia, Pennsylvania, in the US, and the head office for Asia Pacific will be located in Shanghai, China.

INVESTMENTS AND ACQUISITIONS

Net current investments in property, plant and equipment during 2004 totaled SEK 4,270 M (3,902), while strategic investments amounted to SEK 2,398 M (2,949). Strategic investments in Hygiene Products amounted to SEK 2,023 M (2,162). The investments included a new tissue machine in Spain, a tissue machine for a joint-venture company in Colombia and completion of the tissue investment initiated during 2003 in the US. Substantial strategic investments were also made in the area comprising personal care products, primarily within incontinence operations, and a converting plant for tissue in France. Strategic investments in Packaging operations amounted to SEK 356 M (537) and included costs for a litho-laminating plant in Hungary and investments in the packaging plants in Grenå, Denmark and Aschaffenburg, Germany. Strategic investments in Forest Products amounted to SEK 19 M (250).

Company acquisitions totaling SEK 9,340 M (4,808), on a debt-free basis, were made during the year. The Hygiene Products business area acquired the Malaysian diaper company Drypers for SEK 684 M, Carter Holt Harvey's tissue and fluff operations in Australasia for SEK 4,869 M. The acquisition of Carter Holt Harvey included 50% of Sancella Australia, a company in which the Group already held a 50% ownership interest. Hygiene Products also acquired the tissue and fluff operations of the Mexican company Copamex for SEK 2,975 M. The acquisition of Copamex was completed in two stages. The second stage of the acquisition also included 50% of Sancela de Mexico, a company in which the Group already owned a 50% interest. The Packaging business area acquired Busto & Tema, a corrugated board company in Italy, for SEK 306 M and the Vincor Group, a corrugated board company in the Netherlands, for SEK 83 M.

Packaging also acquired an additional 27.5% of all shares in the Central Package Group (Cenpak), a company in which SCA already held a 65% ownership interest, for SEK 262 M. Cenpak is now consolidated as a Group subsidiary, as opposed to its former consolidation in accordance with the proportional accounting method.

SCA signed an agreement in 2004 to acquire Munksjö's tissue operations in Sweden and Norway for a purchase price of SEK 249 M. The acquisition is subject to approval by competition authorities. Completion of the transaction and consolidation of the acquired operations will not be finalized until approval is granted.

NET SALES AND EARNINGS[2]

The Group's operations in Western Europe had a continued weak development during 2004. The reason is primarily the continuing intense competitive pressure within SCA's most important product areas, which has resulted in persistent price pressures. However, price increases were implemented in North America at the end of the year, which provided certain compensation for the sharp increases in energy and raw material costs during the year.

Earnings per share amounted to SEK 15.58 (21.84) and consolidated net earnings amounted to SEK 3,639 M (5,075).

[1] In addition to these pages, the Board of Directors' Report includes the discussions and analyses accompanying the statement of earnings, balance sheet and cash-flow statement (pages 49, 51, 53 and 55).

[2] Wherever stated, the operating profit reported for the business areas and their units pertains to operating profit before goodwill amortization.

Consolidated net sales amounted to SEK 89,967 M (85,338). Adjusted for currency and price effects, net sales rose by 8%.

The Group's operating profit amounted to SEK 5,690 M (7,757). Excluding items affecting comparability of an expense of SEK 770 M (income: 352) operating profit amounted to SEK 6,460 M (7,405), a decline of 13%, of which currency effects 5%.

Operating profit for Hygiene Products was SEK 4,321 M (4,820), a decline of 10%, of which 2% was due to currency movements. Operating profit for Packaging amounted to SEK 2,268 M (2,482), a decline of 9%, of which currency effects 3%. Operating profit for Forest Products declined 5% to SEK 1,487 M (1,559), with currency effects impacting earnings negatively by 14%.

Operating margin for the Group excluding items affecting comparability was 7% (9). Operating margin was 10% (11) for Hygiene Products, 7% (8) for Packaging and 10% (11) for Forest Products.

Financial items increased by SEK 61 M to an expense of SEK 851 M (expense: 790). Excluding items affecting comparability of SEK 170 M, financial items increased to SEK 231 M. The Group's earnings after financial items amounted to SEK 4,839 M (6,967) and excluding items affecting comparability to SEK 5,439 M (6,615), a decrease of 18%, of which currency movements accounted for 6%.

Return on shareholders' equity was 7% (10) and return on capital employed was 7% (11).

CASH FLOW, OPERATING

The operating cash surplus amounted to SEK 13,596 M (13,508), corresponding to 15% (16) of net sales. Net current capital expenditures amounted to SEK 4,270 M (3,902). Working capital, which was unusually low at the beginning of the year, increased by SEK 620 M, compared with a decline in the preceding year of SEK 737 M. The year-on-year change included a result of major investments during the latter part of 2003 and the related increased accounts payable, which were paid in the beginning of 2004. Operating cash flow totaled SEK 8,351 M (10,102).

Taxes paid attributable to operating profit amounted to SEK 2,343 M (1,388) and free cash flow, accordingly, totaled SEK 6,008 M (8,714). The deviation in tax payments is attributable to the fact that the preceding year's tax payments were affected positively by the Group recovering taxes from earlier years. Cash flow from current operations – defined as cash flow before strategic investments and dividends – amounted to SEK 5,435 M (8,134) or SEK 23.27 per share (34.98).

Expenditures for company acquisitions amounted to SEK 9,340 M (4,808) including assumed loans and pri-

EARNINGS ANALYSIS

SEK M	2004:4	2004:3	2004:2	2004:1	0412	0312
Hygiene Products	943	1,068	1,157	1,153	4,321	4,820
Packaging	490	636	609	533	2,268	2,482
Forest Products	383	374	385	345	1,487	1,559
Other	–825	–116	–114	–118	–1,173	26
Operating profit before goodwill amortization	**991**	**1,962**	**2,037**	**1,913**	**6,903**	**8,887**
Goodwill amortization	–318	–314	–295	–286	–1,213	–1,130
Operating profit	**673**	**1,648**	**1,742**	**1,627**	**5,690**	**7,757**
Financial items	–185	–271	–240	–155	–851	–790
Earnings after financial items	**488**	**1,377**	**1,502**	**1,472**	**4,839**	**6,967**
Tax	177	–412	–488	–449	–1,172	–1,861
Minority interest	–4	–10	–5	–9	–28	–31
Net earnings	**661**	**955**	**1,009**	**1,014**	**3,639**	**5,075**
Earnings per share, SEK	2.83	4.09	4.32	4.34	15.58	21.84

CASH-FLOW STATEMENT, OPERATING

SEK M	2004:4	2004:3	2004:2	2004:1	0412	0312
Net sales	23,128	22,812	22,340	21,687	89,967	85,338
Operating cash surplus	3,230	3,516	3,556	3,294	13,596	13,508
% of net sales	*14*	*15*	*16*	*15*	*15*	*16*
Current capital expenditures, net	–1,596	–1,071	–1,020	–583	–4,270	–3,902
% of net sales	*7*	*5*	*5*	*3*	*5*	*5*
Change in working capital	955	552	–773	–1,354	–620	737
Other operating cash flow changes	–195	6	–119	–47	–355	–241
Operating cash flow	**2,394**	**3,003**	**1,644**	**1,310**	**8,351**	**10,102**
Tax payment etc.[1]	–422	–582	–950	–389	–2,343	–1,388
Free cash flow	**1,972**	**2,421**	**694**	**921**	**6,008**	**8,714**
Per share, SEK	*8.44*	*10.36*	*2.97*	*3.95*	*25.72*	*37.47*
Interest payment after taxes	–119	–183	–163	–108	–573	–580
Cash flow from current operations	**1,853**	**2,238**	**531**	**813**	**5,435**	**8,134**
Per share, SEK	*7.93*	*9.59*	*2.27*	*3.48*	*23.27*	*34.98*
Strategic investments and divestments	–2,472	–363	–7,591	–1,538	–11,964	–7,233
Cash flow before dividend	**–619**	**1,875**	**–7,060**	**–725**	**–6,529**	**901**
Dividend	–	–21	–2,450	–	–2,471	–2,235
Conversion of debentures, warrants	–	–	–	1	1	723
Sale of own shares	6	2	3	4	15	16
Net cash flow	**–613**	**1,856**	**–9,507**	**–720**	**–8,984**	**–595**

[1] Tax attributable to operating profit.

HYGIENE PRODUCTS BUSINESS AREA

SEK M	2004:4	2004:3	2004:2	2004:1	0412	0312
Net sales	**11,904**	**11,761**	**11,149**	**10,545**	**45,359**	**42,981**
Consumer Tissue	4,395	4,226	3,853	3,721	16,195	14,824
Tissue for bulk consumers – AFH	2,941	3,023	2,799	2,638	11,401	11,389
Personal Care	4,568	4,512	4,497	4,186	17,763	16,768
Operating surplus	**1,679**	**1,855**	**1,848**	**1,768**	**7,150**	**7,280**
Consumer Tissue	531	669	601	635	2,436	2,396
Tissue for bulk consumers – AFH	356	374	407	335	1,472	1,668
Personal Care	792	812	840	798	3,242	3,216
Operating profit, before goodwill amortization	**943**	**1,068**	**1,157**	**1,153**	**4,321**	**4,820**
Consumer Tissue	232	327	329	385	1,273	1,416
Tissue for bulk consumers – AFH	146	153	210	168	677	1,001
Personal Care	565	588	618	600	2,371	2,403
Operating surplus margin, %	**14**	**16**	**17**	**17**	**16**	**17**
Consumer Tissue	12	16	16	17	15	16
Tissue for bulk consumers – AFH	12	12	15	13	13	15
Personal Care	17	18	19	19	18	19
Operating margin, %	**8**	**9**	**10**	**11**	**10**	**11**
Consumer Tissue	5	8	9	10	8	10
Tissue for bulk consumers – AFH	5	5	8	6	6	9
Personal Care	12	13	14	14	13	14
Volume development, %						
Consumer Tissue	6.9[1]	6.8[1]	11.8[1]	–0.6[1]	13.5[2]	3.6[2]
Tissue for bulk consumers – AFH	1.0[1]	6.0[1]	5.0[1]	0.4[1]	4.5[2]	3.3[2]
Personal Care	10.1[1]	5.0[1]	8.9[1]	2.4[1]	10.1[2]	1.4[2]

[1] Compared with the immediately preceding quarter.
[2] Compared with corresponding period in the preceding year.

marily pertain to the acquisitions of hygiene-products companies in Australasia, Mexico and Malaysia, additional shares in SCA's Asian packaging company and an Italian packaging company. Strategic capital investments in plant and machinery, primarily in the hygiene-products area, and structural measures amounted to SEK 2,624 M (3,386).

FINANCING

Financial items rose to an expense of SEK 851 M (expense: 790). An average higher net debt as a result of implemented company acquisitions resulted in higher interest expenses that were partly offset by a capital gain of SEK 170 M from the sale of shares in Industrivärden to one of the SCA employees' pension foundations.

Net debt amounted to SEK 30,527 M, an increase of SEK 8,221 M since the beginning of the year. Net cash flow showed a deficit of SEK 8,984 M and currency effects amounted to SEK 763 M.

Consolidated shareholders' equity rose during the period by SEK 283 M to SEK 50,037 M. Net earnings for the period increased equity by SEK 3,639 M, while dividends reduced shareholders' equity by SEK 2,450 M. The sale of own shares as part of the employee option program and conversion of debenture loans increased shareholders' equity by SEK 16 M and currency effects impacted negatively on shareholders' equity by SEK 1,009 M. Change in accounting principles (payroll tax on adjustment of pension obligations in accordance with RR 29) increased shareholders' equity by SEK 87 M.

The debt/equity ratio amounted to 0.60 (0.44) at the end of the year. The interest coverage multiple was 6.7 (9.8).

HYGIENE PRODUCTS BUSINESS AREA

Net sales amounted to SEK 45,359 M (42,981), and were thereby 6% higher than in the preceding year. The effects of the completed company acquisitions and higher volumes were partly offset by lower prices but primarily by negative currency movements.

Operating profit amounted to SEK 4,321 M (4,820), a decline of 10%. Adjusted for currency effects, the decline was 8%. Earnings declined as a result of reduced earnings in the AFH tissue area, mainly in North America.

Consumer Tissue

Operating profit amounted to SEK 1,273 M (1,416). Lower prices, about 3.5%, were offset partially by lower production and distribution costs, while energy and raw material costs were largely unchanged.

Tissue for bulk consumers – AFH

Operating profit for AFH products amounted to SEK 677 M (1,001), which was 32% lower than in the preceding year. Higher prices in North America did not offset increased raw material and energy costs and the negative currency effects. In the European operations, increased production costs and costs for enhancing the efficiency of the British production and distribution structure affected earnings adversely.

Personal Care

Operating profit amounted to SEK 2,371 M (2,403) and was therefore somewhat lower than prior year. The company acquisitions, combined with a positive volume development, had a positive effect on earnings. The effects of this were counteracted by generally lower prices for baby diapers in the area of retailers' brands and a changed product mix towards thinner feminine hygiene products. In addition, the costs for advertising and promotion were higher than in the preceding year.

PACKAGING BUSINESS AREA

Net sales were 5% higher than in the preceding year and amounted to SEK 31,501 M (30,029). Company acquisitions increased net sales, while lower prices had a negative impact.

Operating profit amounted to SEK 2,268 M (2,482), a decline of 9%. Adjusted for currency effects, the decline was 6%. Lower prices for corrugated board were partly offset by improved productivity and improved paper integration, as well as lower energy costs. The North American packaging operations were affected by sharp price increases for oil-based raw materials, which to date could not yet be offset by implemented price increases.

FOREST PRODUCTS BUSINESS AREA

Net sales for the Forest Products business area were 6% higher than in the preceding year and amounted to SEK 14,954 M (14,081). The positive effects of higher volumes and the acquisition of Scaninge's forestry and sawmill operations were partly countered by lower paper prices. Currency movements had a negative impact on net sales of 2%.

Operating profit amounted to SEK 1,487 M (1,559) and, accordingly, was 5% lower than in the preceding year. Currency movements had a negative effect on operating profit of 14%. Lower earnings in the publication papers business were offset by improved earnings in the forestry, sawmill and pulp operations.

Publication papers

Operating profit in the publication papers operations totaled SEK 442 M (662), a decline of 33%, of which 22 percentage points due to currency effects. The decline in earnings was primarily attributable to lower prices and higher production costs. However, this was offset by higher volumes and the related higher capacity utilization.

Pulp, timber and solid-wood products

Operating profit amounted to SEK 1,045 M (897) and was thereby 16% higher than in the preceding year. The improvement is mainly attributable to the acquisition of Scaninge's forestry and sawmill operations, but also higher volumes and the related increased capacity utilization. Lower prices for solid-wood products and negative currency movements restricted the improvement.

PACKAGING BUSINESS AREA

SEK M	2004:4	2004:3	2004:2	2004:1	0412	0312
Net sales	7,804	7,928	7,939	7,830	31,501	30,029
Operating surplus	945	1,096	1,046	975	4,062	4,124
Operating profit, before goodwill amortization	490	636	609	533	2,268	2,482
Operating surplus margin, % [1]	12	14	13	12	13	14
Operating margin, % [1]	6	8	8	7	7	8
Production						
Liner products, kton	637	644	685	650	2,616	2,512
Deliveries						
Liner products, kton	630	640	668	663	2,601	2,505
Corrugated board, Mm²	1,062 [2]	1,056 [2]	1,060 [2]	1,068 [2]	4,246 [2]	4,138 [2]

[1] Adjusted for the external trading with linerboard, margins increase by about 2 percentage points.
[2] The volumes do not include volumes from protective packaging and other high-value segments.

FOREST PRODUCTS BUSINESS AREA

SEK M	2004:4	2004:3	2004:2	2004:1	0412	0312
Net sales	**3,814**	**3,586**	**3,741**	**3,813**	**14,954**	**14,081**
Publication papers	2,005	1,909	1,790	1,905	7,609	7,267
Pulp, timber and solid-wood products	1,809	1,677	1,951	1,908	7,345	6,814
Operating surplus	**724**	**700**	**709**	**667**	**2,800**	**2,744**
Publication papers	345	334	309	310	1,298	1,501
Pulp, timber and solid-wood products	379	366	400	357	1,502	1,243
Operating profit, before goodwill amortization	**383**	**374**	**385**	**345**	**1,487**	**1,559**
Publication papers	129	121	96	96	442	662
Pulp, timber and solid-wood products	254	253	289	249	1,045	897
Operating surplus margin, %	**19**	**20**	**19**	**17**	**19**	**19**
Publication papers	17	17	17	16	17	21
Pulp, timber and solid-wood products	21	22	21	19	20	18
Operating margin, %	**10**	**10**	**10**	**9**	**10**	**11**
Publication papers	6	6	5	5	6	9
Pulp, timber and solid-wood products	14	15	15	13	14	13
Production						
Publication papers, kton	383	365	366	357	1,471	1,376
Solid-wood products, km³	404	326	362	370	1,462	1,338
Deliveries						
Publication papers, kton	392	366	344	370	1,472	1,378
Solid-wood products, km³	393	324	443	340	1,500	1,312

GOODWILL AND OTHER

Consolidated goodwill amounted to SEK 15,970 M (14,586). The acquisition balances are not finalized for acquisitions during the year. Goodwill is amortized over 20 years. Goodwill amortization by business area is presented on page 88.

EARNINGS EXCLUDING GOODWILL AMORTIZATION

SEK M	2004:4	2004:3	2004:2	2004:1	0412	0312
Operating profit	991	1,962	2,037	1,913	6,903	8,887
Earnings after financial items	806	1,691	1,797	1,758	6,052	8,097
Net earnings	977	1,255	1,291	1,287	4,810	6,160
Earnings per share (SEK)	4.18	5.37	5.53	5.51	20.59	26.51

The deficit in the Group's defined-benefit pension plans at year-end amounted to SEK 3,964 M, a decline of SEK 452 M compared with year-end 2003.

A report on the Group's management and the Board's work is presented in the Corporate Governance section on pages 10–11.

Information concerning financial risk management and the utilization of financial instruments for risk management is presented in the section on Financial Risk Management on page 40 and Note 2 on pages 61–63.

ENVIRONMENTAL IMPACT (Sweden)

Pursuant to the environmental code in Swedish legislation, it is reported that SCA conducts operations in thirteen licensed facilities and ten that are required to submit reports. The production in which permits are required or reporting is mandatory amounts to 17% of the Group's net sales.

Five licenses pertain to the production of pulp and paper. These operations impact on the environment through emissions into the air and water and through solid waste and noise. Seven licenses pertain to the production of sawn timber. These operations impact on the environment through noise and emissions into the air and water. One permit pertains to production of fuel pellets. This operation affect the environment through emissions to air and water and noise.

The operations that are required to submit reports pertain to production of corrugated boxes (three plants), EPS packaging (three plants), molded pulp packaging (one plant), display packaging (one plant), fluff products (one plant) and converting products (one plant).

Production of corrugated packaging, EPS packaging, molded pulp packaging and display packaging affects the external environment through emissions into the air and water and through solid waste.

Production of fluff products and converting products affects the external environment through solid waste.

RESEARCH AND DEVELOPMENT

Research and development costs amounted to SEK 574 M (605), equal to 0.6% of Group sales. Research and development is conducted centrally as well as locally in the different business areas. Central operations are conducted in the form of materials and technology research, while the local units work on product development, often in close cooperation with customers. In all, approximately 800 persons, most of whom are involved in product development, are engaged in R&D.

ACCOUNTING RECOMMENDATIONS

The Financial Accounting Standards Council's recommendation RR 29, Employee Benefits, became effective in 2004. SCA has complied with this recommendation prior to this and, consequently, the recommendation does not result in any change for SCA.

During the year, the Financial Accounting Standards Council published URA 43, Reporting of special salary tax and return tax. SCA is applying URA 43 as of 2004.

TRANSITION TO IFRS

As of 2005, SCA will report in accordance with International Financial Reporting Standards (IFRS, formerly IAS). The 2004 Annual Report will be the last one compiled in accordance with the Financial Accounting Standards Council's recommendations.

SCA reports two comparison years but, in accordance with current regulations in IFRS 1, only one comparison year will be presented in the Annual Report for 2005, as stipulated by IFRS. Comparative figures for 2003 will not be restated in accordance with IFRS.

SCA conducted a comprehensive IFRS training program during 2004 and continuously gathered information concerning IFRS in order to receive relevant comparative figures for financial reports in 2005.

Complete reconciliation of the effects of conversion to IFRS 2004 is presented in Note 33 on pages 78–84. A summary is presented on page 47.

The effects of the compliance with IAS 32 and IAS 39 as of 1 January 2005 are reported in the interim report for the first quarter of 2005.

HOLDING OF COMPANY SHARES

In 2001 SCA issued a total of 1,800,000 shares for cash. These shares were then acquired by SCA to be distributed to senior executives and key persons included in the employee option program that is described on page 77.

HOLDING OF COMPANY SHARES

	Number	Par value	% of share capital	Paid/ received amount
Total holding, 1 Jan. 2002	1,800,000	18,000,000	0.8	18,090,000
Transferred during 2002	24,457	244,570	0.01	6,750,757
Transferred during 2003	65,426	654,260	0.03	15,972,803
Transferred during 2004	56,165	561,650	0.02	15,135,024
Total holding 31 Dec. 2004	**1,653,952**	**16,539,520**	**0.7**	**16,622,218**

Shares transferred during the year pertain to shares that were redeemed by employees in accordance with the rules

TRANSITION TO IFRS – THE MAJOR EFFECTS ON THE BALANCE SHEET AND THE STATEMENT OF EARNINGS FOR 2004:

SEK billion	Gross effect	Deferred tax liability	Shareholders' equity	Minority	Net debt	Capital employed	Earnings
Value of forest assets	9.2	3.4	5.8			5.8	0.3
Pension obligations	4.1	–1.2	–2.9		4.1	1.2	0.5
Goodwill			1.2			1.2	1.2
Minority interest in shareholders' equity			0.8	–0.8			
Total		**2.2**	**4.9**	**–0.8**	**4.1**	**8.2**	
Operating profit							**2.0**
Financial items							–0.2
Earnings after financial items							**1.8**
Taxes							–0.2
Net earnings							**1.6**
Change in key figures							
Return on capital employed							+1.7 percentage points
Return on shareholders' equity							+2.2 percentage points
Debt/equity ratio rises							0.03
Earnings per share							+6.65 SEK

in SCA's employee option program. Payments pertaining to the transferred shares constitute the payments received by SCA for the shares.

DISTRIBUTION OF SHARES

During the year 9,346 Class A shares were converted to Class B shares. At year-end the percentage of Class A shares amounted to 17.2%. The shares were converted at the request of the shareholders involved, based on the conversion clause that was introduced in the Articles of Association in 1999.

Calculated in accordance with recommendations of the Financial Accounting Standards Council, the effects of outstanding convertible debentures and the options program amount to a maximum dilution of 0.1%, which is being taken into account when calculating earnings per share for the period.

RATIONALIZATION PROGRAM

The efficiency enhancement program focused primarily on the Hygiene Products business area, which was approved in 2003, was completed during 2004. Costs during the year for the program amounted to SEK 44 M. Original expectations of cost savings attributable to the program have been achieved.

Competition remains intense in the Group's most important product areas, resulting in extended pressure on margins. Given the current conditions, SCA has decided to implement additional rationalization programs mainly in the areas comprising personal care products in Europe, the European packaging operations, tissue operations in North America and in recently acquired companies. Total costs for the planned measures amount to approximately SEK 1,125 M. After full implementation, the measures are expected to generate annual savings of approximately SEK 1,200 M. The measures will affect about 1,650 employees.

Based on communications with affected employees prior to year-end 2004, structural costs and write-downs in the values of fixed assets totaling SEK 726 M were charged against earnings in 2004. Remaining costs for the 2004 rationalization program are expected to be charged against earnings in the first quarter of 2005.

EVENTS AFTER YEAR-END

SCA's forests were not affected significantly by the storm that destroyed large sections of southern Sweden's forestlands in the beginning of 2005. Earnings from forestry operations will not be affected by eventual changes in short-term felling plans that may be required as a result of the storm. Cash flow will be affected, however.

MARKET OUTLOOK

No significant changes in market conditions or demand for Group products are anticipated in the near future. Intensive competition in the marketplace, accordingly, is expected to persist, although some price adjustments are planned in the North American operations and publication paper operations in Europe. Internal measures implemented to reduce costs and integrate acquired units will be given high priority during the year, and acquisition activities will be extremely limited.

DIVIDEND

The Board of Directors will propose to the Annual General Meeting an unchanged dividend of SEK 10.50 per share. Accordingly, average annual dividend growth during the most recent five-year period will amount to 9%. Total dividends will amount to approximately SEK 2,450 M.

Operating cash-flow statement

Supplementary information. See page 54 for cash-flow statement in accordance with the Swedish Financial Accounting Standards Council's recommendation, RR 7.

Group

	2004		2003		2002	
	SEK M	EUR M[1]	SEK M	EUR M[1]	SEK M	EUR M[1]
OPERATIONS						
Net sales	89,967	9,867	85,338	9,368	88,046	9,617
Operating expenses	-76,924	-8,437	-71,093	-7,804	-72,712	-7,942
Operating surplus	13,043	1,430	14,245	1,564	15,334	1,675
Adjustment for significant non-cash items	553	61	-737	-81	-89	-10
Operating cash surplus	13,596	1,491	13,508	1,483	15,245	1,665
Changes in						
– Current receivables	942	103	743	82	3,733	408
– Inventories	-320	-35	191	21	-35	-4
– Operating liabilities	-1,242	-136	-197	-22	-2,795	-305
Change in working capital	-620	-68	737	81	903	99
Current capital expenditures, net	-4,270	-468	-3,902	-428	-3,523	-385
Other operating cash flow changes	-355	-39	-241	-27	-204	-22
OPERATING CASH FLOW	**8,351**	**916**	**10,102**	**1,109**	**12,421**	**1,357**
Financial items	-851	-93	-790	-87	-1,023	-112
Income taxes paid	-2,088	-229	-1,151	-126	-2,629	-287
Other	23	2	-27	-3	-149	-16
CASH FLOW FROM CURRENT OPERATIONS	**5,435**	**596**	**8,134**	**893**	**8,620**	**942**
STRATEGIC RESTRUCTURING EXPENSES, INVESTMENTS AND DIVESTMENTS						
Company acquisitions	-9,340	-1,024	-4,808	-527	-6,483	-708
Investments in plants	-2,398	-263	-2,949	-324	-2,823	-308
Restructuring expenses	-226	-25	-437	-48	-574	-63
Total strategic investments	**-11,964**	**-1,312**	**-8,194**	**-899**	**-9,880**	**-1,079**
Divestments	0	0	961	105	405	44
Cash flow from strategic restructuring expenses, investments and divestments	**-11,964**	**-1,312**	**-7,233**	**-794**	**-9,475**	**-1,035**
Cash flow before dividend and new issue	**-6,529**	**-716**	**901**	**99**	**-855**	**-93**
Convertible loan, new issue	1	0	723	79	0	0
Sale of own shares	15	2	16	2	5	1
Dividend to shareholders	-2,471	-271	-2,235	-245	-2,036	-223
NET CASH FLOW	**-8,984**	**-985**	**-595**	**-65**	**-2,886**	**-315**

Net debt

	2004		2003		2002	
	SEK M	EUR M[1]	SEK M	EUR M[1]	SEK M	EUR M[1]
Net debt, 1 January	-22,306	-2,457	-23,899	-2,605	-23,661	-2,534
Net cash flow	-8,984	-985	-595	-65	-2,886	-315
Effect of change in definition of net debt[2]	–	–	–	–	-184	-20
Currency effects, etc.	763	45	2,188	213	3,032	264
Net debt, 31 December	**-30,527**	**-3,397**	**-22,306**	**-2,457**	**-23,899**	**-2,605**

[1] The average exchange rate of 9.12 (9.11; 9.16) was applied in translation to EUR.

[2] As of 1 January 2002, the Group has changed the definition of net debt to include accrued interest expense and interest income; SEK 184 M, which previously formed part of capital employed.

Operating cash flow

Operating cash flow amounted to SEK 8,351 M (10,102; 12,421).

The operating cash surplus was largely unchanged compared with the preceding year and amounted to SEK 13,596 M (13,508; 15,245). In relation to net sales, the operating cash surplus margin declined by 1 percentage point, due mainly to lower sales prices, and amounted to 15%. Working capital increased during the year, resulting in a negative cash flow of SEK 620 M (pos: 737; pos: 903). The increase in working capital was due partly to an unusually low level of working capital in the beginning of the year. This was a result of substantial investments toward year-end 2003 and, accordingly, increased accounts payable, which were paid in the beginning of 2004. Net current capital expenditures increased somewhat, primarily within forestry and hygiene operations, and totaled SEK 4,270 M (3,902; 3,523).

Cash flow from current operations

Cash flow from current operations, defined as cash flow before strategic investments and dividends, amounted to SEK 5,435 M (8,134; 8,620), or SEK 23.27 (34.98; 37.12) per share. The decline compared with the preceding year was 33%. The decline is due to an increase in tied-up working capital, higher current capital expenditures and higher tax payments. Cash effects of ongoing rationalization programs and similar measures are included in Other operating cash flow changes.

Financial expenses increased by SEK 61 M compared with the preceding year. The average net debt was significantly higher than a year earlier due to acquisitions. This resulted in higher interest expenses, which were offset partly by a capital gain of SEK 170 M from the sale of shares in Industrivärden to one of SCA's employee pension funds.

Tax payments were SEK 937 M higher than in the preceding year, accounting for 11 percentage points of the decline in cash flow from operations. The lower level of tax payments in 2003 was mainly attributable to recovered taxes from earlier years.

The Group has established cash flow from operations goals. The goal for 2004 amounted to SEK 8,300 M, after adjustments for strategic investments and currency movements. This goal was not achieved during the year.

Cash flow from strategic investments and divestments

Expansion investments in plants and machinery and company acquisitions amounted to SEK 11,738 M (7,757; 9,306). Acquisitions during the year totaled SEK 9,340 M on a debt-free basis. This includes the acquisition of Carter Holt Harvey's tissue and fluff operations in Australasia for SEK 4,869 M, the tissue and fluff operations of the Mexican company Copamex for SEK 2,975 M and the Malaysian diaper company Drypers for SEK 684 M. Several smaller companies were also acquired for a total of SEK 812 M. These acquisitions include an Italian and a Dutch corrugated board company, an Irish tissue company, additional shares in two Asian packaging companies and a French sales company for sawn timber.

Strategic investments during the year in plants and machinery totaled SEK 2,398 M (2,949; 2,823). Strategic investments are defined as expansion investments and investments in new technology to increase competitiveness. The largest single investments were tissue investment in Spain, Colombia and in the US. Total investments within Hygiene Products amounted to SEK 2,023 M and, in addition to the investments in tissue operations, pertained mainly to investments in personal care products. Investments totaled SEK 356 M in Packaging and SEK 19 M in Forest Products.

Divestments of operations did not affect cash flow for the year. Divestments in 2003 had a positive effect on cash flow amounting to SEK 961 M (405).

Net strategic investments and restructuring costs, including divestments, amounted to an expenditure of SEK 11,964 M (7,233; 9,475). The strategic structural costs pertain mainly to restructuring measures in conjunction with integration of acquired units.

Net debt

Net debt increased by SEK 8,221 M and at year-end amounted to SEK 30,527 M (22,306; 23,899). In total, the change is a net of positive cash flow from operations totaling SEK 5,435 M, outflows for strategic investments totaling SEK 11,964 M, inflows of SEK 16 M from conversions of a convertible loan and sales of own shares, dividends to shareholders of SEK 2,471 M and positive currency effects totaling SEK 763 M.

CASH FLOW


SEK M
16,000
12,000
8,000
4,000
0
–4,000
–8,000
–12,000
–16,000
00
01
02
03
04
Cash flow from current operations
Divestments
Strategic capital expenditures, plants
Strategic capital expenditures, acquisitions
Strategic restructuring expenses
Cash flow before dividend and new issue

CAPITAL EXPENDITURES


SEK M
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
00
01
02
03
04
Current capital expenditures
Strategic capital expenditures
Depreciation according to plan

Current capital expenditures increased in 2004 to SEK 4.3 billion.

OPERATING CASH FLOW BY BUSINESS AREA


SEK M
7,500
6,000
4,500
3,000
1,500
0
00
01
02
03
04
Hygiene Products
Forest Products
Packaging

Total operating cash flow decreased in 2004 to SEK 8,351 M.

Statement of earnings

Group

		2004		2003		2002	
		SEK M	EUR M[1]	SEK M	EUR M[1]	SEK M	EUR M[1]
Net sales	Note 4	**89,967**	**9,867**	**85,338**	**9,368**	**88,046**	**9,617**
Change in inventories		–688	–75	–132	–14	–451	–49
Work performed and capitalized		201	22	84	9	270	29
Other operating revenues	Note 5	1,364	149	1,852	203	1,039	113
		90,844	**9,963**	**87,142**	**9,566**	**88,904**	**9,710**
Operating expenses	Note 6						
Raw materials and consumables		–33,370	–3,660	–31,623	–3,471	–32,646	–3,566
Other external costs		–24,144	–2,648	–21,395	–2,349	–20,915	–2,284
Personnel costs		–19,937	–2,187	–18,497	–2,030	–18,322	–2,001
Depreciation and write-downs of tangible and intangible assets	Note 7	–7,385	–810	–6,612	–726	–6,451	–704
Other operating expenses		–350	–38	–1,382	–152	–1,687	–184
Total operating expenses		**–85,186**	**–9,343**	**–79,509**	**–8,728**	**–80,021**	**–8,739**
Share in earnings of associated companies	Note 8	32	4	124	14	218	24
OPERATING PROFIT		**5,690**	**624**	**7,757**	**852**	**9,101**	**995**
Financial items	Note 9						
Income from shares and participations		218	24	45	5	72	8
Interest income and similar profit/loss items		233	26	499	54	617	67
Interest expense and similar profit/loss items		–1,302	–143	–1,334	–146	–1,712	–187
Total financial items		**–851**	**–93**	**–790**	**–87**	**–1,023**	**–112**
EARNINGS AFTER FINANCIAL ITEMS		**4,839**	**531**	**6,967**	**765**	**8,078**	**883**
Tax	Note 10	–1,172	–129	–1,861	–204	–2,341	–256
Minority interest		–28	–3	–31	–3	–44	–5
NET EARNINGS FOR THE YEAR		**3,639**	**399**	**5,075**	**558**	**5,693**	**622**

	2004	2003	2002
Earnings per share, SEK			
– before full dilution	15.59	21.92	24.70
– after full dilution	15.58	21.84	24.54
Proposed dividend per share, SEK	10.50	10.50	9.60
Net earnings for the year	3,639.0	5,075.0	5,693.0
Interest on convertible debentures	0.0	4.6	6.0
Adjusted earnings	**3,639.0**	**5,079.6**	**5,699.0**
Average number of shares before dilution, million	233.3	231.5	230.4
Personnel convertibles	0.0	0.7	1.2
Warrants	0.2	0.3	0.6
Average number of shares after full dilution	**233.5**	**232.5**	**232.2**

By business area

	Net sales			Operating profit		
	2004	2003	2002	2004	2003	2002
Hygiene products	45,359	42,981	45,197	4,321	4,820	5,487
Consumer Tissue	*16,195*	*14,824*	*15,194*	*1,273*	*1,416*	*1,686*
Tisse for bulk consumers – AFH	*11,401*	*11,389*	*12,280*	*677*	*1,001*	*1,213*
Personal Care	*17,763*	*16,768*	*17,723*	*2,371*	*2,403*	*2,588*
Packaging	31,501	30,029	30,549	2,268	2,482	3,065
Forest products	14,954	14,081	13,551	1,487	1,559	1,986
Publications papers	*7,609*	*7,267*	*7,157*	*442*	*662*	*1,014*
Pulp, timber and solid-wood products	*7,345*	*6,814*	*6,394*	*1,045*	*897*	*972*
Other	1,087	1,031	1,591	–1,173	26	–300
Intra-Group deliveries	–2,934	–2,784	–2,842	–	–	–
Goodwill amortization	–	–	–	–1,213	–1,130	–1,137
Total	**89,967**	**85,338**	**88,046**	**5,690**	**7,757**	**9,101**

[1] The average exchange rate of 9.12 (9.11; 9.16) was applied in translation to EUR.

Net sales

Net sales amounted to SEK 89,967 M (85,338; 88,046), an increase of 5% compared with 2003. Adjusted for currency and price effects, net sales rose by 8%. Acquired companies increased net sales by 6%, with Hygiene Products accounting for 4 percentage points and Packaging for 2 percentage points. Higher volumes increased net sales by 2%, while lower prices reduced net sales by 1%. Negative effects of currency movements reduced net sales by 2%.

Net sales of Hygiene Products increased by a total of 6%. Effects of acquisitions and higher volumes were partly offset by lower prices, but currency movements had particularly negative effects on sales, corresponding to 3%. Packaging's net sales increased by 5%. Acquired companies increased sales, while lower prices had a negative effect during the year. Negative effects of currency movements amounted to 1%. Forest Products increased net sales by 6%. Acquired companies and higher volumes contributed to the increase, while lower paper prices and currency movements counteracted the increase. Negative effects of currency movements on sales corresponded to 2%.

The value of deliveries to customers outside Sweden accounted for 92% (92; 92) of net sales.

Operating profit

Operating profit amounted to SEK 5,690 M (7,757; 9,101). Costs totaling SEK 770 M for rationalization programs were charged against earnings. Similar nonrecurring items affecting comparability in the preceding year were positive and amounted to SEK 352 M (88). Excluding these items, operating profit was down 13%. Effects of currency movements affected operating profit negatively by 5%.

The operating profit of Hygiene Products before goodwill amortization declined by 10%, of which currency movements accounted for 2 percentage points. Operating profit in the consumer tissue segment was down 10% due mainly to lower prices. The effects of lower prices were offset partly by lower production and distribution costs, while energy and raw material costs remained largely unchanged. Operating profit in the AFH segment was 32% lower than a year earlier. The negative result was attributed mainly to operations in North America, where higher prices did not compensate for increased raw material and energy costs. Increased production costs and ongoing rationalization costs had negative effects on the earnings of AFH operations in Europe. In the personal care area, operating profit was largely unchanged compared with the preceding year. Acquisitions and favorable volume trends contributed to improved operating profit. Lower prices for retailers' brand baby diapers and a shift in the product mix toward thinner feminine hygiene products had negative effects on profit, while costs for advertising and sales support were higher than a year earlier. All product segments showed lower margins, and the business area's total operating margin declined by 1 percentage point.

Within Packaging, the operating profit before goodwill amortization declined by 9% compared with 2003, of which currency movements accounted for 3 percentage points. In Europe, improved productivity, increased integration of paper operations and lower energy costs did not offset lower prices in corrugated board operations. In North America, successive price increases did not compensate for sharply increased prices in oil-based raw materials. The business area's operating margin declined by 1 percentage point.

The operating profit of Forest Products before goodwill amortization declined by 5%. Negative effects of currency movements amounted to 14%. Earnings from operations in publication papers were down 33%, of which currency effects accounted for 22 percentage points. The decline was due mainly to lower prices and higher production costs, which were offset partly through higher volumes and, in turn, higher capacity utilization. Operating profit in the area comprising pulp, solid wood products and sawn timber increased by 16% compared with the preceding year. Most of the increase was attributable to the acquisition of Scaninge's forestry and sawmill operations in 2003, but somewhat higher volumes and, in turn, better capacity utilization also contributed to the improvement. Lower prices for sawn timber and negative currency movements limited the improvement. The business area's operating margin declined by 1 percentage point.

Earnings after financial items

Earnings after financial items amounted to SEK 4,839 M (6,967; 8,078) and, excluding items affecting comparability, were 18% lower than a year earlier. Currency movements had a negative effect of 6 percentage points.

Net financial expense increased by SEK 61 M compared with the preceding year. Financial items included a capital gain of SEK 170 M from the sale of shares in Industrivärden to one of SCA's employee pension funds. Excluding this gain, financial expenses increased by SEK 231 M. The increase was due to a sharp increase in average net debt, compared with the preceding year, as a result of acquisitions.

Net earnings and tax expense

Consolidated net earnings amounted to SEK 3,639 M (5,075; 5,693), down 28% compared with 2003. Tax expense for the year amounted to SEK 1,172 M (1,861; 2,341), corresponding to a tax rate of 24% (27; 29). The low tax rate was due mainly to previously unrecognized tax loss carryforwards now qualifying as deferred tax assets, and tax rate changes in certain countries.

Total taxes comprise current tax expense of SEK 2,113 M (1,870; 1,656). The change in deferred tax had a favorable impact on total tax expenses amounting to SEK 955 M (income 51; expense 682).

Key ratios

The return on capital employed was 7% (11; 13). The return on shareholders' equity was 7% (10; 12). Earnings per share after full tax and dilution amounted to SEK 15.58 (21.84; 24.54). The interest coverage ratio was 6.7 (9.8; 8.9).

NET SALES BY BUSINESS AREA IN 2004 (excluding intra-Group deliveries)


Other 1%
Forest Products 14%
Hygiene Products 50%
Packaging 35%

The Hygiene Products and Packaging business areas combined account for 85% of net sales.

OPERATING PROFIT BY BUSINESS AREA IN 2004 (adjusted for central items)


Forest Products 21%
Hygiene Products 53%
Packaging 26%

The Hygiene Products and Packaging business areas combined account for 79% of operating profit.

RETURN ON CAPITAL EMPLOYED AND SHAREHOLDERS' EQUITY


%
20
15
10
5
0
00
01
02
03
04
Return on captial employed
Return on shareholders' equity

The return on capital employed decreased to 7% (11) and the return on shareholders' equity to 7% (10).

Balance sheet

Group

		31 Dec. 2004		31 Dec. 2003		31 Dec. 2002	
		SEK M	EUR M[1]	SEK M	EUR M[1]	SEK M	EUR M[1]
ASSETS							
Fixed assets							
Intangible assets	Note 11						
Goodwill		15,970	1,777	14,586	1,607	16,093	1,754
Patents, trademarks and similar		1,997	222	897	99	757	83
		17,967	1,999	15,483	1,706	16,850	1,837
Tangible assets	Note 12						
Buildings and land		25,861	2,878	24,843	2,736	21,702	2,366
Machinery and equipment		36,686	4,082	34,325	3,781	35,466	3,866
Construction in progress		2,840	316	3,234	356	1,444	157
		65,387	7,276	62,402	6,873	58,612	6,389
Financial assets							
Shares and participations	Note 13	696	77	658	72	2,355	257
Capital investment shares	Note 15	444	49	695	77	648	71
Interest-bearing receivables		2,472	275	2,552	281	2,830	308
Deferred tax receivables	Note 10	605	67	157	17	244	27
Other long-term receivables		77	9	84	9	74	6
		4,294	477	4,146	456	6,151	669
Total fixed assets		**87,648**	**9,752**	**82,031**	**9,035**	**81,613**	**8,895**
Current assets							
Inventories	Note 16	9,319	1,037	8,098	892	8,309	906
Accounts receivable		11,725	1,305	10,332	1,138	10,988	1,198
Tax receivables	Note 10	564	63	655	72	1,356	148
Other current receivables	Note 17	4,166	463	3,795	418	4,112	448
Short-term investments		891	99	749	82	306	33
Cash and bank balances		2,735	304	1,696	187	2,520	275
Total current assets		**29,400**	**3,271**	**25,325**	**2,789**	**27,591**	**3,008**
TOTAL ASSETS		**117,048**	**13,023**	**107,356**	**11,824**	**109,204**	**11,903**
EQUITY, PROVISIONS AND LIABILITIES							
Shareholders' equity	Note 19						
Nondistributable equity							
Share capital		2,350	261	2,350	259	2,322	253
Restricted reserves		15,055	1,675	15,724	1,732	15,683	1,709
		17,405	1,936	18,074	1,991	18,005	1,962
Distributable equity							
Retained earnings		28,993	3,226	26,605	2,932	24,285	2,646
Net earnings for the year		3,639	405	5,075	557	5,693	622
		32,632	3,631	31,680	3,489	29,978	3,268
Total shareholders' equity		**50,037**	**5,567**	**49,754**	**5,480**	**47,983**	**5,230**
Minority interest		**768**	**85**	**751**	**83**	**687**	**75**
Provisions							
Provisions for pensions	Note 20	2,046	228	2,569	283	2,596	283
Provisions for taxes	Note 10	9,048	1,007	9,847	1,085	9,982	1,088
Other provisions	Note 21, 22	1,170	130	1,204	132	2,195	239
Total provisions		**12,264**	**1,365**	**13,620**	**1,500**	**14,773**	**1,610**
Long-term liabilities							
Long-term interest-bearing debt	Note 23	19,092	2,124	15,500	1,707	12,257	1,336
Other long-term liabilities	Note 24	90	10	163	18	348	38
Total long-term liabilities		**19,182**	**2,134**	**15,663**	**1,725**	**12,605**	**1,374**
Current liabilities							
Current interest-bearing debt	Note 23	15,753	1,753	9,766	1,075	15,241	1,662
Accounts payable		10,150	1,130	9,280	1,022	9,236	1,006
Taxes payable	Note 10	891	99	1,011	111	1,060	116
Other current liabilities	Note 25	8,003	890	7,511	828	7,619	830
Total current liabilities		**34,797**	**3,872**	**27,568**	**3,036**	**33,156**	**3,614**
TOTAL EQUITY, PROVISIONS AND LIABILITIES		**117,048**	**13,023**	**107,356**	**11,824**	**109,204**	**11,903**
Contingent liabilities	Note 26	**561**		**325**		**617**	
Assets pledged	Note 27	**892**		**1,811**		**1,695**	

[1] The year-end exchange rate of 8.99 (9.08; 9.17) was applied in translations to EUR.

Change in shareholders' equity

		Share capital	Other restricted reserves	Distributable equity	Total share-holders' equity
Shareholders' equity, 31 December 2001	Note 19	2,322	16,964	26,697	45,983
Adjustment of land tax provisions in prior years			117		117
Translation differences in translating foreign operations			–4,385	1,477	–2,908
Exchange rate differences on hedging instruments			1,129		1,129
Total changes not reported in statement of earnings			–3,139	1,477	–1,662
Transfer between distributable and nondistributable shareholders' equity			1,733	–1,733	0
Equity in associated companies			125	–125	0
Net earnings for the year				5,693	5,693
Dividend paid				–2,036	–2,036
Sale of own shares				5	5
Shareholders' equity, 31 December 2002		**2,322**	**15,683**	**29,978**	**47,983**
Translation differences in translating foreign operations			–1,841	–1,104	–2,945
Exchange rate differences on hedging instruments			1,114		1,114
Total changes not reported in statement of earnings			–727	–1,104	–1,831
Transfer between distributable and nondistributable shareholders' equity			64	–64	0
Equity in associated companies			9	–9	0
Net earnings for the year				5,075	5,075
Dividend paid				–2,212	–2,212
Conversion of loans		11	277		288
Exercise of options		17	418		435
Sale of own shares				16	16
Shareholders' equity, 31 December 2003		**2,350**	**15,724**	**31,680**	**49,754**
Change in accounting principles				87	87
Translation differences in translating foreign operations			–802	–399	–1,201
Exchange rate differences on hedging instruments			192		192
Total changes not reported in statement of earnings			–610	–312	–922
Transfer between distributable and nondistributable shareholders' equity			–66	66	0
Equity in associated companies			6	–6	0
Net earnings for the year				3,639	3,639
Dividend paid				–2,450	–2,450
Conversion of loans			1		1
Sale of own shares				15	15
Shareholders' equity, 31 December 2004		**2,350**	**15,055**	**32,632**	**50,037**

Assets and capital employed

The Group's total assets increased by 9%, or nearly SEK 10 billion, during the year. Acquisitions in 2004 increased total assets by approximately SEK 13.0 billion, of which goodwill amounted to about SEK 3.2 billion and other intangible and tangible fixed assets about SEK 5.4 billion. Exchange rate movements during the year reduced the value of assets, and translation differences in intangible and tangible fixed assets, for example, affected the total value negatively by SEK 1.7 billion.

Net capital expenditures in plant and machinery amounted to SEK 6,668 M (6,851; 6,346). Of these investments, SEK 2,398 M (2,949; 2,823) was strategic in character – major expansion investments and investments for conversions to new technologies. The remaining amount, SEK 4,270 M (3,902; 3,523), was attributed to current capital expenditures – investments in maintenance. Investments in tissue operations in Spain, Colombia and in the US, accounted for about half of strategic investments during the year.

In conjunction with the rationalization program that was started during 2004, write-downs in fixed assets were made totaling SEK 171 M.

The value of the Group's net foreign assets at 31 December 2004 amounted to SEK 16,405 M (39,850; 34,955). The decline was due partly to the concentration of financing activities in Sweden and discontinuation of the former activities in Brussels during the year. Capital employed at year-end was 12% higher than a year earlier, amounting to SEK 81,329 M (72,810; 72,569). The increase in capital employed is primarily attributable to the companies acquired during the year. The distribution of capital employed, by currency, is shown in the table below.

Capital employed, by currency

SEK M	2004	%	2003	%	2002	%
EUR	26,601	33	29,022	40	29,361	40
SEK	20,353	25	15,566	21	14,015	19
USD	10,423	13	10,966	15	11,409	16
GBP	8,941	11	10,208	14	11,229	16
MXN	2,971	3				
AUD	2,492	3				
DKK	2,318	3	2,387	3	2,335	3
Other	7,230	9	4,661	7	4,220	6
Total	**81,329**	**100**	**72,810**	**100**	**72,569**	**100**

Financing

SCA's gross debt at 31 December 2004 totaled SEK 34,845 M (24,906; 27,498). The average maturity term of SCA's gross debt was 3.6 years. The increase in borrowing was due primarily to company acquisitions during the year. Total acquisitions costs, including acquired net debt, amounted to SEK 9,340 M.

Net debt at 31 December totaled SEK 30,527 M (22.306; 23,899), an increase of SEK 8,221 M compared with the beginning of the year. The change was the net of negative cash flow from current operations totaling SEK 8,984 M and positive effects of currency movements amounting to SEK 763 M. The operating net cash flow includes the net negative of acquisitions during the year totaling SEK 9,340 M.

Shareholders' equity

Shareholders' equity was largely unchanged compared with year-end 2003. The increase during 2004 amounted to SEK 283 M and total shareholders' equity at 31 December 2004 amounted to SEK 50,037 M. Translation effects on shareholders' equity relate to transactions in foreign subsidiaries, which in accordance with SCA's policy were not fully hedged during the year.

Key ratios

The debt/equity ratio was 0.60 (0.44; 0.49). Including surplus values, the debt/equity ratio was 0.50 (0.39; 0.43). Visible equity/assets ratio was 43% (47; 45).

Cash-flow statement

Group

	2004		2003		2002	
	SEK M	EUR M*	SEK M	EUR M*	SEK M	EUR M*
Current operations						
Earnings after financial items	4,839	531	6,967	765	8,078	883
Adjusted for items not included in cash flow	7,363	807	5,100	558	5,142	561
	12,202	1,338	12,067	1,323	13,220	1,444
Taxes paid	–2,088	–229	–1,151	–126	–2,629	–287
Cash flow from current operations before changes in working capital	**10,114**	**1,109**	**10,916**	**1,197**	**10,591**	**1,157**
Cash flow from changes in working capital						
Change in inventories	–320	–35	191	21	–35	–4
Change in current receivables	942	103	743	82	3,733	408
Change in operating liabilities	–1,242	–136	–197	–22	–2,795	–305
Cash flow from current operations	**9,494**	**1,041**	**11,653**	**1,278**	**11,494**	**1,256**
Investment activities						
Acquisition of subsidiaries[1]	–7,305	–801	–1,581	–173	–4,135	–451
Divested units[2]	–	–	961	105	405	44
Acquisition of tangible and intangible fixed assets[3]	–7,096	–778	–6,763	–742	–4,863	–531
Sale of fixed assets	513	56	0	0	0	0
Repayment of loans from external parties	299	33	8	1	1,092	119
Cash flow from investment activities	**–13,589**	**–1,490**	**–7,375**	**–809**	**–7,501**	**–819**
Financing activities						
New issue	–	–	435	48	0	0
Sale of own shares	15	2	16	2	5	1
Loans assumed	8,153	894	–	–	–	–
Amortization of debt	–	–	–3,339	–367	–2,112	–231
Dividend paid **	–2,471	–271	–2,235	–245	–2,036	–223
Cash flow from financing activities	**5,697**	**625**	**–5,123**	**–562**	**–4,143**	**–453**
Cash flow for the year	**1,602**	**176**	**–845**	**–93**	**–150**	**–16**
Liquid funds at beginning of year	1,929	212	2,826	308	2,595	275
Translation differences in liquid funds	–33	1	–52	–3	381	49
Liquid funds at end of the year[4]	**3,498**	**389**	**1,929**	**212**	**2,826**	**308**

*In translating to EUR, the average exchange rate of 9.12 (9.11; 9.16) was applied.
**Including dividends to minority interests.

Supplementary information

[1] Operations acquired, SEK M	2004	2003	2002
Fixed assets	8,625	6,179	6,200
Current assets	4,294	1,255	3,250
Liquid funds	125	317	203
Provisions	–380	–1,050	–729
Net debt excl liquid funds	–2,035	–3,227	–2,348
Operating liabilities	–3,156	–685	–2,238
Minority interest	–20	–69	–
Total net assets incl. goodwill	**7,453**	**2,720**	**4,338**
Value in Group as associated companies	–23	–822	–
Purchase price paid	**7,430**	**1,898**	**4,338**
Liquid funds in acquired companies	–125	–317	–203
Effect on Group's liquid funds	**7,305**	**1,581**	**4,135**

[2] Operations divested, SEK M	2004	2003	2002
Fixed assets	–	597	6
Current assets	–	346	328
Liabilities	–	–266	–17
Gain/loss on sale	–	284	88
Payment received	**–**	**961**	**405**
Liquid funds in divested companies	–	0	0
Effect on Group liquid funds	**–**	**961**	**405**

[3] Investment in tangible fixed assets

During the year, investment in tangible fixed assets amounted to SEK 7,181 M (6,851; 6,346), of which SEK 85 M (88; 1,483) were financed through financial leasing contracts.

[4] Liquid funds, SEK M	2004	2003	2002
Cash and bank balances	2,735	1,696	2,520
Short-term investments (≤ 3 mos.)	763	233	306
Total	**3,498**	**1,929**	**2,826**

The Group's total liquidity reserve amounted at year-end to SEK 9,175 M (18,041).

Interest			
Interest paid	–1,162	–1,118	–1,457
Interest received	118	280	308
Total	**–1,044**	**–838**	**–1,149**

Cash flow from current operations

The cash flow from current operations amounted to SEK 9,494 M (11,653; 11,494) and accordingly was SEK 2,159 M lower than in the preceding year. Tax payment in 2004 were SEK 937 M higher than taxes paid in 2003. The lower level of tax payments in 2003 was mainly attributable to recovered taxes from prior years.

Furthermore, working capital during the year increased, creating a negative effect on cash flow amounting to SEK 620 M, compared with a positive contribution of SEK 737 M in the preceding year. The increase in tied up working capital was partly due to an unusually low level of working capital in the beginning of 2004.

The correlation between Cash flow from current operations and Operating cash flow as shown in the operating cash-flow statement is presented below.

	2004	2003	2002
Cash flow from current operations	**9,494**	**11,653**	**11,494**
Less			
– Strategic restructuring expenses	226	437	574
Add			
– Current investments	–4,270	–3,902	–3,523
– Accrued interest	–15	–54	75
Cash flow from current operations as shown in Operating cash-flow statement	**5,435**	**8,134**	**8,620**

Cash flow from investment activities

Cash flow from investment activities amounted to a negative SEK 13,589 M (7,375; 7,501). Acquisition costs for subsidiaries, excluding net debt and liquid assets in the acquired companies, amounted to SEK 7,305 M (1,581; 4,135). The largest acquisitions were Carter Holt Harvey's tissue and fluff operations in Australasia, the tissue and fluff operations of the Mexican company Copamex, and the Malaysian diaper company Drypers. Investments in plants and machinery amounted to SEK 7,096 M (6,763; 4,863), of which SEK 2,398 M pertained to strategic investments, defined as expansion investments and investments for conversions to new technologies.

The correlation between Cash flow from investment activities and Cash flow from strategic restructuring expenses, investments and divestments as shown in the operating cash-flow statement is presented below.

	2004	2003	2002
Cash flow from investment activities	**–13,589**	**–7,375**	**–7,501**
Less			
– Current investments	4,270	3,902	3,523
– Repayment of loans from external sources	–299	–8	–1,092
Add			
– Strategic restructuring expenses	–226	–437	–574
– Net debt excl. liquid funds in acquired companies	–2,035	–3,227	–2,348
– Investments financed through leasing	–85	–88	–1,483
Cash flow from strategic restructuring expenses, investments and divestments as shown in the Operating cash-flow statement	**–11,964**	**–7,233**	**–9,475**

Cash flow from financing activities

Cash flow from financing activities amounted to a surplus of SEK 5,697 M (neg. 5,123; neg. 4,143). Borrowing increased during the year by SEK 8,153 M, which generated a positive cash flow. Net amortization of loan debt in the preceding year amounted to SEK 3,339 M. Borrowing was required during 2004 to finance company acquisitions.

Dividend payments to shareholders rose by about 10% compared with a year earlier and amounted to SEK 2,471 M.

Cash flow for the year

Cash flow for the year, accordingly, amounted to SEK 1,602 M (neg. 845; neg. 150).

The correlation between Cash flow for the year and Net cash flow as shown in the Operating cash-flow statement is presented below.

	2004	2003	2002
Cash flow for the year	**1,602**	**–845**	**–150**
Less			
– Repayment of loans from external sources	–299	–8	–1,092
– Amortization debt	–	3,339	2,112
– Loans assumed	–8,153	–	–
Add			
– Net debt in acquired companies	–2,035	–3,227	–2,348
– Accrued interest	–15	–54	75
– Investing through financial leasing	–85	–88	–1 483
– Conversion of loan to shareholders' equity	1	288	–
Net cash flow as shown in Operating cash-flow statement	**–8,984**	**–595**	**–2,886**

Parent Company

Statement of earnings

SEK M		2004	2003
Revenues		**135**	**118**
Operating expenses			
Other external costs		–196	–173
Personnel costs		–180	–167
Depreciation of tangible and intangible assets	Note 7	–50	–48
Other operating expenses	Note 6	–95	–77
Total operating expenses		**–521**	**–465**
OPERATING PROFIT		**–386**	**–347**
Financial items	Note 9		
Income from shares and participations, Group companies		4,055	3,641
Earnings from shares and participations in other companies		22	–80
Interest income and similar profit/loss items		58	315
Interest expense and similar profit/loss items		–751	–1,349
Total financial items		**3,384**	**2,527**
EARNINGS AFTER FINANCIAL ITEMS		**2,998**	**2,180**
Appropriations		707	–55
Taxes	Note 10	99	404
NET EARNINGS FOR THE YEAR		**3,804**	**2,529**

Cash-flow statement

SEK M	2004	2003
Current operations		
Earnings after financial items	2,998	2,180
Adjusted for items not included in cash flow[1]	–775	–57
	2,223	2,123
Taxes paid	–101	–67
Cash flow from current operations before changes in working capital	**2,122**	**2,056**
Cash flow from changes in working capital		
Change in current receivables	556	932
Change in operating liabilities	–98	–192
Cash flow from current operations	**2,580**	**2,796**
Investment activities		
Divested units[1]	5,642	–
Acquisition of tangible and intangible fixed assets	–60	–70
Sales of equipment	7	5
Payment of loan to external party	–5,526	–
Repayment of loans from external sources	369	1,018
Cash flow from investment activities	**432**	**953**
Financing activities		
New issue, capital contribution	1	435
Sale of own shares	15	16
Amortization of debt	–580	–1,987
Dividend paid	–2,450	–2,212
Cash flow from financing activities	**–3,014**	**–3,748**
Cash flow for the year	**–2**	**1**
Liquid funds at beginning of year	4	3
Liquid funds at end of year	**2**	**4**

[1] Earnings after financial items in 2004 includes capital gains from the sale of subsidiaries amounting to SEK 876 M. The amount was transferred and is included in Divested units. Cash flow from divested units pertains to internal Group sales of subsidiaries.

Balance sheet

SEK M		31 Dec. 2004	31 Dec. 2003
ASSETS			
Fixed assets			
Intangible assets			
Capitalized development expenditures	Note 11	24	30
		24	30
Tangible assets	Note 12		
Buildings and land		6,023	6,013
Machinery and equipment		1	2
		6,024	6,015
Financial assets			
Shares and participations	Note 13	45,793	50,558
Interest-bearing receivables		43	47
Long-term receivables from subsidiaries		5,497	–
		51,333	50,605
Total fixed assets		**57,381**	**56,650**
Current assets			
Receivables from subsidiaries		1,827	1,740
Other current receivables	Note 17	77	107
Cash and bank balances		2	4
Total current assets		**1,906**	**1,851**
TOTAL ASSETS		**59,287**	**58,501**

SEK M		31 Dec. 2004	31 Dec. 2003
EQUITY, PROVISIONS AND LIABILITIES			
Shareholders' equity	Note 19	26,241	25,110
Untaxed reserves	Note 18	119	825
Provisions			
Provisions for taxes	Note 10	1,356	1,357
Provisions for pensions	Note 20	242	237
Total provisions		**1,598**	**1,594**
Long-term liabilities			
Long-term interest-bearing debt	Note 23	129	154
Other long-term liabilities		2	2
Total long-term liabilities		**131**	**156**
Current liabilities			
Current liabilities to subsidiaries		30,874	30,699
Accounts payable		17	34
Taxes payable	Note 10	251	19
Other current liabilities	Note 25	56	64
Total liabilities		**31,198**	**30,816**
TOTAL EQUITY, PROVISIONS AND LIABILITIES		**59,287**	**58,501**
Contingent liabilities	Note 26	**30,770**	**19,001**
Assets pledged	Note 27	**537**	**538**

Change in shareholders' equity

SEK M		Share capital	Share premium reserve	Legal reserve	Write-up reserve	Distributable reserves	Total equity
Shareholders' equity, 31 December 2002	Note 19	2,322	6,134	451	1,363	13,784	24,054
Group contributions							–
Total changes not reported in statement of earnings							–
Net earnings for the year						2,529	2,529
Dividend paid						–2,212	–2,212
Conversion of loans		11	277				288
Exercised options		17	418				435
Sale of own shares						16	16
Shareholders' equity, 31 December 2003		**2,350**	**6,829**	**451**	**1,363**	**14,117**	**25,110**
Group contributions						–331	–331
Tax effect of Group contribution						92	92
Total changes not reported in statement of earnings						–239	–239
Net earnings for the year						3,804	3,804
Dividend paid						–2,450	–2,450
Conversion of loans		0	1				1
Sale of own shares						15	15
Shareholders' equity, 31 December 2004		**2,350**	**6,830**	**451**	**1,363**	**15,247**	**26,241**

Notes to the financial statements

The Parent Company's statement of earnings, balance sheet and cash-flow statement are shown in condensed form on page 56–57.
The following notes pertain to the financial statements of the Parent Company and the SCA Group.

NOTE 1 Accounting principles

BASIS FOR REPORTING

The SCA Group financial statements are prepared in accordance with the Annual Accounts Act and the Swedish Financial Accounting Standards Council's recommendations.

During the year, the Financial Accounting Standards Council published URA 43, Reporting of special salary tax and return tax. SCA is applying URA 43 as of 2004. In other respects, the accounting principles are unchanged compared with the preceding year. As previously, SCA applies RR 29, Employee Benefits, which according to the Swedish Financial Accounting Standards Council is obligatory as of 2004.

SCA values its assets and liabilities at acquisition cost unless stated otherwise below.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses during the period as well as other information disclosed. Actual results could differ from those estimates.

CONSOLIDATED ACCOUNTS

The consolidated financial statements include the accounts of the Parent Company and all subsidiaries, in accordance with the definitions in the Swedish Annual Accounts Act.

Subsidiaries

All companies in which the Group holds or controls more than 50% of the votes, or in which the Group through agreement solely exercises decisive influence, are consolidated as subsidiaries. Subsidiaries are consolidated from the date the Group has control over the company and divested subsidiaries are included in the consolidated accounts to the date the Group still controls the company. To attain a uniform reporting within the Group, the subsidiaries align their reporting to agree with the Group's accounting principles when reporting.

The consolidated accounts have been prepared in accordance with the purchase method. The shareholders' equity in acquired subsidiaries is determined on the basis of a market valuation of assets and liabilities at the time of acquisition (a so-called purchase analysis). In those instances in which the market valuation of assets and liabilities results in different values than the acquired company's book values, these values constitute the Group's acquisition cost. If the acquisition cost of shares in the subsidiaries at the date of acquisition exceeds the calculated value of net assets the difference is reported as consolidated goodwill. If the acquisition value is less than the net value of assets the difference is reported as negative goodwill in consolidation.

If necessary, at the time of the purchase analysis an allocation is made to a provision for future costs of reorganization and personnel reductions in the acquired company in accordance with the rules in RR 16 for provisions.

The effects of all intra-Group transactions, such as revenues, costs, receivables and liabilities as well as unrealized earnings and Group contributions have been eliminated.

Associated companies

An associated company is a company in which the Group exercises considerable influence without the partly owned company being a subsidiary or joint venture. Normally, this means that the Group owns between 20% and 50% of the votes. Accounting for associated companies is according to the equity method.

In the consolidated statement of earnings, SCA's share in earnings of associated companies is reported on two levels:

- The Group's share in earnings after financial items is included in consolidated operating profit.
- The share in income tax expenses at associated companies, is included in the consolidated income tax expense.

The Group's share in earnings of an associated company is computed on the basis of SCA's equity portion in that particular associated company.

In the consolidated balance sheet, shares in associated companies are reported separately under Shares and participations. The book value of the shareholdings changes to reflect SCA's share in net earnings of the respective companies, reduced by dividends received and amortization of goodwill. Nondistributed earnings of associated companies are included under nondistributable equity.

If the Group's share of any accumulated losses exceeds the acquisition value of the shares in the company, the book value is reduced to zero and the reporting of losses ceases, unless the Group is bound by guarantees or other undertakings in relation to the associated company.

Unrealized internal gains are eliminated against the share of gains accruing to the Group.

Joint-venture companies

Joint-venture companies are defined as companies in which SCA jointly with another partner through agreement has a joint decisive influence over operations. Joint-venture companies are reported in accordance with the proportional consolidation method.

In applying the proportional consolidation method, the Group's percentage share of all statements of earnings and balance sheet items are included in the SCA Group's statement of earnings and balance sheet.

Translation of foreign subsidiary accounts

The balance sheets and statement of earnings of foreign subsidiaries are translated in accordance with the current method. The assets and liabilities in foreign subsidiaries are translated at the year-end exchange rates. All items in the statement of earnings are translated at the average exchange rate for the year. The translation differences that arise, as well as the translation differences on the financial instruments held to currency hedge these assets, are charged directly to consolidated shareholders' equity.

The financial statements of companies in highly inflationary countries or countries with other economic instability are translated first to the region's functional currency (normally USD or EUR) according to the monetary method. Any exchange rate differences that arise are reported in the statement of earnings. Thereafter, the translation is carried out to the reporting currency applying the current method. The acquisition value of nonmonetary assets is reported in the functional currency in the region (USD or EUR) at the currency rate prevailing at the time of acquisition.

Minority interest

Minority interest in the consolidated statement of earnings is reported as a share in net earnings as a separate item after tax expenses for the year. Minority interest in net assets in the subsidiaries is reported as a separate item in the balance sheet, outside the Group's shareholders' equity.

REPORTING OF REVENUES

Sales of goods are reported at delivery of products to customers, in accordance with the terms of sale. Sales are reported net after VAT, discounts and exchange differences for sales in foreign currencies. Internal sales are eliminated in consolidation.

Other revenues earned are reported as income in accordance with the following:

Rental revenues – in the period covered by the lease.

Royalties and similar items – in accordance with the implied financial effect of the current contract.

Interest income – in accordance with the effective return.

Dividends received – when the right to receive the dividend is assessed as definite.

TANGIBLE ASSETS

Tangible assets acquired by Group companies are reported at acquisition cost after deducting accumulated depreciation according to plan and any write-downs. Forest assets are not systematically depreciated nor is any change in value applied at felling. Collective revaluation of forest assets does occur. Assets in acquired companies are reported at market value at the acquisition date after deducting accumulated depreciation according to plan on such assets.

Unlike acquisition values for other capital expenditures, acquisition costs for property and plant related to major projects shall also include funds appropriated for start-up and commissioning work and for interest expenses during the construction and assembly period. Interest during the construction period is capitalized since the total investment value amounts to at least SEK 500 M and the investment time is at least six months.

All expenditures for ongoing new investments are capitalized.

The acquisition value, or the restated value, is depreciated straight line over the expected useful period down to the assets calculated residual value.

Land is considered to have an endless useful period and accordingly is not depreciated. Other tangible assets are estimated to have the following useful periods:

	Number of years
Pulp and paper mills, sawmills	10–20 years
Converting machines, other machinery	7–15 years
Tools	3–10 years
Vehicles	4–5 years
Buildings	15–50 years
Energy plants	15–30 years
Computers	3–5 years
Office equipment	5–10 years
Harbors, railways	20–30 years
Land improvements, forest roads	10–20 years

The reported value of the Group's fixed assets is checked continually. When there is an indication that an asset has declined in value, an assessment is made of the asset's reported value, including goodwill. In cases in which the reported value exceeds its calculated replacement value, the asset is written down to its replacement value. The replacement value is the highest of the net sales value and the useful value. Assessment of replacement value is carried out partly in each company and partly by cash generating unit.

The net sales value is defined as the most probably price at sales on a normally functioning market, after deduction for selling expenses. Useful value is defined as the current value of the estimated future cash flows that are expected by using the asset and the calculated residual value at the end of the useful period.

Useful value is normally measured applying the DCF model, which requires that assumptions be made regarding the discount rate, future cash flow and the expenditures necessary to create the estimated cash flows.

Previously reported writedowns are recovered if the replacement value is assessed to exceed the book value. However, recovery is not in an amount greater than the book value amounts to what it would have been if write-downs had not been reported in prior years.

INTANGIBLE ASSETS

Goodwill

Goodwill is the value by which the acquired price exceeds the market value of the net assets that the Group acquired in conjunction with a company acquisition or net assets purchase. Goodwill that arises at acquisition of associated companies is included in the reported value of the associated company.

Goodwill is amortized straight-line during the estimated useful life of the asset. Goodwill attributable to strategic acquisitions is estimated to have a useful life of 20 years. All acquisitions in recent years are included in this acquisition category.

Negative goodwill arises if the market value of the acquired net assets exceeds the acquisition price. Negative goodwill is reported in provisions in the balance sheet. If the negative goodwill is attributable to expected losses in the acquired operations, the negative goodwill is eliminated in the statement of earnings in pace with these losses occurring.

Negative goodwill, which does not exceed the actual value of the acquired non-monetary assets, is reported in the statement of earnings during the remaining, average useful live of these non-monetary assets. Any additional negative goodwill is reported immediately in the statement of earnings.

Research and development

Expenditures for research are expensed when incurred. In cases in which it is difficult to separate the research phase from the development phase in a project, the entire project is treated as research and is expensed immediately. Identifiable expenditures for development of new products and processes are capitalized to the extent that they are expected to generate future economic benefits. In other cases, development costs are expensed as incurred. Capitalized expenditures are depreciated straight-line from the time when the asset started to be used or produced commercially and during the estimated useful period of the asset. The depreciation period is 5–10 years.

Other intangible assets

Intangible assets include patents, trademarks and licenses. At acquisition of such assets, the acquisition values are reported as assets, which are amortized straight-line during the estimated useful life, which varies between 3–20 years.

LEASING

Leasing contracts for fixed assets in which the Group in all significant respects carries the same risks and gains the same benefits as with direct ownership is classified as financial leasing. The leased asset is reported as fixed assets and the corresponding financial liability is reported among interest-bearing liabilities. The initial value of these items is the lowest of market value of the assets or the present value of the leasing payments. Future leasing payments are divided between amortization of debt and financial costs, so that each reporting period is charged with an interest amount corresponding to a fixed interest rate on the reported liability during each period. The leased asset is depreciated in accordance with the same principles that apply to other assets of the same type. If it is not certain that the assets will be acquired at the end of the leasing period, the asset is depreciated during the period of the lease, if this is shorter than the useful period that applies for the same type of asset.

Leasing of fixed assets in which the lessor in all significant respects remains the owner of the asset is classified as operational leasing. Leasing fees are expensed straight-line during the leasing period. Leasing of cars is normally defined as operational.

In the Parent Company, all leasing contracts are reported, regardless of whether they are operational or financial, as rental contracts.

INVENTORIES

Inventories consist of finished and semi-finished goods, raw materials, fuels, warehouse supplies and felling rights. These are valued at the lower of the acquisition value or net market value (actual value) at the closing date. The acquisition value is calculated in accordance with the first-in, first-out principle or weighted average prices. The acquisition value of goods produced and held separate for a specific project is determined based on the specific costs than can be attributed to each item of goods. Production costs include raw materials, direct labor, other direct costs and production-related overheads, based on normal production. Interest is not included in the inventory values.

Felling rights are calculated at contract prices that, on average, do not exceed the lowest of actual value and the acquisition value.

SHAREHOLDERS' EQUITY

Expenditures for purchase of own shares (treasury stock) reduce distributable shareholders' equity in the parent company and the Group. When these shares are sold, the sales proceeds are included in shareholders' equity's distributable funds.

RECEIVABLES AND LIABILITIES IN FOREIGN CURRENCIES

In the consolidated financial statements, receivables and liabilities in foreign currencies are valued using exchange rates at the closing date. Gains and losses on current receivables and operating liabilities are netted and included in operating profit. Gains and losses on financial receivables and liabilities are reported as other financial items.

FINANCIAL INSTRUMENTS AND SECURITIES HOLDINGS

Financial instruments reported in the balance sheet include liquid funds, securities, other financial receivables, accounts receivables, accounts payable, leasing undertakings and loan liabilities.

The market value of financial instruments is based on current market listings at year-end. Market rates and an estimate of SCA's risk premium are applied to calculate the market value of long-term loans. The market value of other financial instruments, mainly short-term loans and investments in which the market value is not given, is considered to correspond to the book value.

Accounts receivable

Doubtful accounts receivable are reported in the amount which, after a careful assessment, is deemed likely to be paid.

Securities and financial receivables

Securities intended to be held long term are reported at acquisition value and write-downs are accrued if sustained value declines are noted.

The Group's short-term holdings are reported at acquisition value, which mainly corresponds to market value.

All transactions are reported as of the payment date.

Loan liabilities

Loan liabilities are reported initially at the amount received, net, after deductions for transaction costs. If this differs from the amount to be paid at maturity, the difference is accrued over the term of the loan.

All transactions are reported at the transaction date.

Derivative instruments

The Group uses derivative instruments to cover risks of currency movements and to hedge its exposure to interest risks.

Hedge accounting requires that the hedge undertaking has a specified purpose as a hedge, that it has a distinct connection to the hedged item and that the hedging effectively protects the hedged position. Transactions that do not fulfill these requirements are marked to market and the revaluation is recognized as income immediately.

As of 2003, SCA reports deferred income and costs from derivative transactions in the balance sheet. In prior years, these were reported net.

Transaction exposure

Accounts receivable and accounts payable in foreign currencies are valued at the closing-date rates. Currency hedging transactions pertaining to the future flows of foreign currencies affect earnings in pace with the hedged receivables and payables being reported in the balance sheet. Accordingly, hedging transactions are valued at the closing-rate and the revaluation is reported in operating earnings.

Energy hedging

Financial contracts pertaining to price hedging of energy are recognized at spot prices and recognized as income in pace with the supplier invoices pertaining to the hedged deliveries being reported in the balance sheet.

Hedging of financial receivables and liabilities in foreign currencies

Currency derivatives for hedging of financial receivables and liabilities in foreign currencies are valued at the closing-date rate. The currency result is reported as Other financial income and/or expense. The interest portion is accrued over the term of the contract and affects consolidated net interest.

Hedging of the Group's fixed interest

Results from interest derivatives that are linked to the Group's gross debt and are reported as interest expense. The interest difference is accrued over the term of the contract.

Hedging of shareholders' equity in foreign investments

SCA hedges to a certain extent investments in foreign net assets including goodwill. The rate is hedged through assuming currency loans and through forward contracts. These are valued at the exchange rate at the closing date. Currency rate differences on hedging transactions are transferred similar to differences from translation of net assets directly to shareholders' equity in the balance sheet. The interest portion in the transactions is accrued of the term of the contract and affects consolidated net interest.

Discontinued hedging transactions

Any gains/losses from hedging transactions discontinued or loans repaid in advance are recognized in income immediately.

SECURITIZATION

Securitization of accounts receivables occurs. Receivables sold reduce reported accounts receivable. The difference between sold, outstanding accounts receivables and what is received from the financer for them is reported among other operating receivables.

TAXES

The Group's income tax comprise taxes on the reported profits of Group companies during the reporting period and adjustments regarding tax for prior periods, share of taxes in associated companies and changes in deferred taxes.

Deferred tax is calculated and reported in accordance with the so-called balance sheet method. In accordance with this method, deferred tax is calculated based on the difference between the tax base and the reported value of assets and liabilities. Temporary differences arise mainly through depreciation of fixed assets, write-ups of forest properties, provisions to pensions and other undertakings as well as in relation to loss carryforwards. In company acquisitions, temporary difference arises on the difference between consolidated values of the assets and liabilities and their taxable value.

Valuations are at the tax rate prevailing at the closing date. Deferred tax receivables related to loss carryforwards are reported to the extent that it is probable that the deduction can be made against future taxable profit.

Accordingly, related tax effects for items reported in the statement of earnings are also reported in the statement of earnings. For items reported in shareholders' equity, related tax effects are reported in shareholders' equity.

Deferred tax liabilities pertaining to temporary differences that are attributable to investments in subsidiaries, associated companies and participations in joint ventures are not reported in SCA's consolidated financial statements when SCA AB in all cases can control the time of reversal of the temporary differences and it is not considered probable that a reversal will occur in the near future.

Due to the connection between accounting and taxation, the deferred tax liability on untaxed reserves of the Parent Company is reported in the year-end accounts as part of the untaxed reserves.

EMPLOYEE BENEFITS

Pensions

Pension liabilities are calculated in accordance with the Financial Accounting Standard Council's recommendation RR 29 Employee benefits, mandatory from 2004. This standard is in compliance with the applicable international accounting recommendation (IAS 19, Employee Benefits) that SCA has applied since 1999. Accordingly, the calculation of pension liabilities takes into account such factors as anticipated future wage increases and inflation.

There are a number of defined-contribution and defined-benefit pension plans in the Group, of which certain plans with assets in separate foundations or similar institutions. The pension plans are financed mainly through payments from each Group company and the employees. Independent actuaries calculate the sizes of the obligations each plan has and revalues the obligations of the pension plans each year.

With regard to defined-benefit plans, the pension costs is estimated using the so-called Projected Unit Credit method in a way that distributes the costs over the employee's working life. These obligations are valued at the present value of the expected future payments using a discounting interest rate corresponding to the interest rate on first-class corporate bonds or government bonds with a remaining term that is approximately the same as the actual pension obligation. The pension obligation for funded plans is reported net in SCA's consolidated balance sheet after deduction of the plan's management assets. Funded plans with net assets, that is, assets exceeding obligations, are reported as financial fixed assets. Actuarial gains and losses, outside the so-called 10% corridor, are distributed over the employee's average, remaining estimated period of employment, currently about 11 years.

Special salary tax is calculated on the difference between the pension expenses determined in accordance with RR 29 and the pension expense determined in accordance with the rules applying to a legal entity.

The Group's payments to defined-contribution plans are reported as costs in the period when the employee performed the services to which the fee relates.

Employee stock option program

The costs for all employee stock option programs are reported in the statement of earnings as personnel expenses for the period when the options are exercised. The costs for social fees in conjunction with exercise have been hedged with regard to a rise in the price of the SCA share.

PROVISIONS

Provisions are reported when the Group has, or can be considered to have, an obligation as the result of events that have occurred and it is probable that payments will be demanded to fulfill the obligation. In addition, a condition is that it is possible to make a reliable estimate of the amount that should be paid.

Provisions for restructuring measures are made when a detailed, formal plan of measures exists and well-established expectations have been created for those who will be affected by the measures.

Costs for discontinuing an operation and restoration of an area are capitalized in the respective facilities value and depreciated. The capitalized amount is the discounted present value of the expected future fees for restoration.

Costs for environmental actions related to prior operations and which do not contribute to current or future revenues are expensed when it is probable that payment liability arises and the amount can be estimated with reasonable precision.

SEGMENT REPORTING

Operating sectors contain products that are subject to risks and returns that differ from other operating sectors. Geographical markets involve products within a special economic environment that are subject to risks and returns that differ from the risks and the return applicable to units that are active in other economic environments. Operating sectors are classified as primary segments and geographical as secondary.

LIQUID FUNDS

Liquid funds are defined as cash and bank balances as well as short-term investments with maturity not exceeding three months.

GOVERNMENT GRANTS AND ASSISTANCE

Government grants are reported at fair value when there is reasonable assurance that the Group will comply with the conditions attached to it and that the grant will be received.

Government grants related to the purchase of assets are reported in the balance sheet through the value of the grant being deducted from the book value of the asset.

Government grants related to expenses are reported as prepaid income and expensed in pace with the costs for which the government grant is intended to offset are incurred. In those cases in which the government grant is not related to the purchase of assets or to offset costs, the grant is reported as other income.

NOTE 2 Financial risk management

The SCA Group's financial risk management is centralized to capitalize on economies of scale and synergy effects in the financial sector and to minimize operational risks. The central treasury function is responsible for the Group's borrowing, currency and interest-rate risk management and serves as an internal bank for the Group's financial transactions. It also ensures that the SCA Group has secure financing. Financial transactions are conducted with the aim of limiting the Group's financial risks.

The Group's financial policy, which is established by the SCA Group's Board of Directors, constitutes a framework of guidelines and rules for financial risk management and financial activities in general. The policy is the subject of regular review, at least once a year. The Group's financial risks are continuously compiled and followed up to ensure compliance with the financial policy. Each business group also has its own financial policy formed in compliance with the SCA Group's general policy.

Goals and policy for risk management

Currency risk

Transaction exposure

The Group's units have export revenues and import costs in a large number of currencies. As a result, the SCA Group is exposed to currency fluctuations. This currency risk is called transaction exposure and impacts the Group's operating profit. SCA applies a centralized approach for management of the Group's transaction exposure, meaning that each business area selects an appropriate policy for its subsidiaries within the centrally established framework. A minimum requirement, however, is that booked accounts receivable and accounts payable are hedged. Centrally, it is possible to deviate from the subsidiaries' positions within established risk limits for the Group's total hedging of transaction exposure between 0 and 18 months.

Investment hedging

Group companies with forward contracts related to future payments for investments in foreign currencies are exempt from the transaction exposure risk limits that apply to ongoing operations and can be hedged up to 100%.

Translation exposure

SCA reports its earnings and balance sheet in SEK. Most of the Group's subsidiaries report in currencies other than SEK, which means that SCA's consolidated earnings and shareholders' equity are exposed to exchange-rate fluctuations. This currency risk is called translation exposure. Expected future earnings from foreign subsidiaries are not hedged. For translation exposure of shareholders' equity in foreign subsidiaries, it is SCA's policy to hedge such a proportion that the Group's consolidated debt/equity ratio is not affected by exchange-rate fluctuations. This is achieved by the capital employed being financed by a certain proportion of loans and currency derivatives in corresponding currencies. The optimal degree of matching depends on the current consolidated debt/equity ratio and applicable exchange rates. At the same time, from a tax viewpoint, consideration is taken of a suitable capital structure for different countries, which means that the debt/equity ratio in various countries deviates from the Group's consolidated debt/equity ratio.

Interest-rate risks

Interest-rate fluctuations have a direct impact on SCA's consolidated earnings due to changes in financial net, but there is also an indirect effect as a result of the impact of interest levels on the economy in general. It is SCA's understanding that floating rates result in lower interest expense over time and it is therefore SCA's policy to maintain short-term, fixed interest rates. The central treasury organization is responsible for identifying and managing the interest exposure. The average interest-rate adjustment period by currency shall be between 3 and 15 months.

Energy price risks

As a result of its energy-intensive operations, the SCA Group is exposed to risks related to price changes for energy, particularly gas and electricity.

In cases where the energy price risk is not hedged, price changes in the energy market will have a direct impact on the Group's operating profit. SCA's energy policy aims to offset undesired effects on operating profit as a result of changes in energy prices.

Refinancing risks and liquidity

Through its relatively capital-intensive operations and chosen capital structure, SCA has considerable nominal borrowings to manage. Refinancing risk pertains to the risk that SCA could be unable to meet its payment obligations as a result of insufficient liquidity or difficulty in raising external loans.

SCA applies a centralized approach to the Group's financing, whereby as much external borrowing as possible is managed centrally. Exceptions are made, however, for cases in which it is advantageous or deemed necessary due to SCA's structure and geographic spread. Accordingly, there are also interest-bearing liabilities in subsidiaries, such as liabilities in acquired companies, financial leasing and overdraft facilities or loans in countries in which regulations and taxes make central financing impossible or uneconomical.

SCA limits its refinancing risk through a favorable spread and a certain length of its gross borrowing debt. In accordance with SCA's policy, the gross debt's average term must always exceed three years. This rule also includes committed lines of credit to cover short-term borrowing. In addition, financial readiness must be maintained in the form of a central liquidity reserve comprising available liquid funds and committed lines of credit totaling not less than 10% of the Group's projected annual sales.

Liquidity in the Group is concentrated with the central treasury function and in local cash pools. Since the Group is a net borrower, surplus liquidity must be used to amortize external liabilities.

Credit risk

Financial credit risk

Financial risk management involves exposure to credit risks. This exposure arises from investments of surplus liquidity, but in SCA's case, particularly through receivables from banks and other counterparties, which occur through derivative instruments. SCA's financial policy contains a special counterparty regulation by which maximum credit exposure for various counterparties is stipulated. One goal is that counterparties must have a minimum credit rating of A minus from Standard & Poor's or Moody's.

Customer credit risk

The risk that the Group's customers will not fulfill their commitments, that is, SCA will not receive payment for its receivables, represents a customer credit risk. SCA applies customer-credit control by which information about a customer's financial position is retrieved from various credit-rating companies. In the Hygiene Products' business area, the risk of credit losses is limited through credit insurance on major trade account receivables. Packaging and Forest Products do not use customer-credit insurance.

Risk management during the year

Currency risk

Long-term currency sensitivity

The distribution of the Group's net sales and operating expenses in various currencies provides an image of the Group's long-term currency sensitivity.

NET SALES AND OPERATING EXPENSES, BY CURRENCY

	Sales	Expenses	Year-end rate 31 Dec 2004	Average rate 2004
EUR	52%	47%	8.98713	9.11755
GBP	13%	11%	12.6922	13.4322
SEK	5%	13%		
USD	15%	17%	6.6009	7.33319
DKK	3%	3%	1.20927	1.22593
NOK	1%	0%	1.0861	1.09026
Other	11%	9%		
Total	**100%**	**100%**		
Foreign currency share	95%	87%		

Transaction exposure

The anticipated commercial currency flow after net calculations of counterflows in the same currencies, transaction exposure, amounts to SEK 7,654 M on a 12-month basis. The most important individual currency relations are SEK against EUR and GBP; see table below.

NOTE 2 *Financial risk management, cont.*

TRANSACTION EXPOSURE

Currency	Flow, SEK M/year	Total hedged volume 31 Dec. 2004	Number of hedged months
EUR	2,840	1,873	7.9
GBP	2,431	707	3.5
DKK	546	182	4.0
USD	–671	35	–0.6
Other	2,508	232	1.1
SEK	–7,654	–3,029	4.7
	0	0	

The flows shown above are expected to occur consistently over time, or one-twelfth per month. Outstanding hedging positions are mainly in currency forwards. Total hedging contracts outstanding at 31 December amounted nominally to SEK 4,454 M, with a market valued amounting net to SEK 13 M, of which SEK 30 M booked pertains to hedging of accounts receivable and accounts payable and impacted 2004 operating earnings. The forward transactions that impacted the year's earnings will fall due in the first quarter of 2005, while most of the remaining hedged positions are attributable to the second quarter. Total favorable effects of hedging positions on the Group's operating profit in 2004 amounted to SEK 13 M.

During the year, a maximum flow of 5.2 months and a minimum of 4.4 months was hedged. At year-end, 4.7 months were hedged.

Hedging transactions terminated in December yielded a positive result of SEK 44 M, which impacted earnings in 2004. The nominal amount of this portfolio totaled SEK 2,211 M.

Hedging of investments

The nominal amount of outstanding hedging positions at year-end 2004 was SEK 1,902 M. The market value of these transactions amounted to an expense of SEK 16 M. Most of the hedging positions are related to purchases of EUR against SEK. The hedging transactions will fall due during the next three years and pertain to the currency risk in the acquisition values of the investments.

Translation exposure

Capital employed in foreign currencies at 31 December 2004 amounted to SEK 60,975 M. Distribution per currency is shown in the table below.

At year-end, capital employed was financed with SEK 22,970 M in foreign currency, corresponding to a total matching degree of 38%. Matching is achieved through both existing net debt in the Group's foreign subsidiaries and centrally managed hedging transactions.

TRANSLATION EXPOSURE

Currency	Capital employed	Net debt	Financing
EUR	26,601	6,230	23%
USD	10,423	7,003	67%
GBP	8,941	3,638	41%
MXN	2,971	1,411	47%
AUD	2,492	973	39%
DKK	2,318	1,797	78%
NZD	1,570	509	32%
COP	728	92	13%
MYR	701	121	17%
Other	4,230	1,196	28%
Total	**60,975**	**22,970**	**38%**
SEK	20,354	7,557	
TOTAL	**81,329**	**30,527**	

The operations in North America were financed mainly in USD during 2004, while a corresponding lower matching degree was applied in EUR. Shareholders' equity hedging is managed by currency forward contracts and currency loans. Hedging positions are valued at year-end exchange rates, and currency exchange results are reported under consolidated shareholders' equity, while the risk component is accrued over the contract's maturity term and impacts the Group's net interest. Positive effects of hedging positions on shareholders' equity in 2004 amounted to SEK 192 M. The nominal amount of derivatives attributable to shareholders' equity hedging in foreign currencies totaled SEK 31,678 M at year-end 2004. The market value of these positions at year-end was SEK 56 M, which correspond to the book value. The transactions fall due during the second quarter of 2005.

Energy hedging

Each year, SCA purchases about 6 TWh of electricity, which corresponded in 2004 to about SEK 2,200 M, and about 12 TWh of natural gas at a value of about SEK 1,500 M. The majority of these energy supplies relate to supply contracts with price fixing up to one year. In energy markets with liquid spot trading and well-developed derivatives trading, SCA also uses financial instruments for price hedging. SCA currently uses financial instruments in the Swedish electricity market.

At year-end, SCA had 1.6 TWh of electricity derivatives outstanding, with a market-valued loss of SEK 121 M. SEK 46 M was charged against earnings in previous years, while most of the balance of SEK 75 M pertains to 2005 and the remainder to 2006. The outstanding futures transactions will fall due in 2005 and 2006.

Refinancing risks and liquidity

At 31 December 2004, the interest-bearing gross debt amounted to SEK 34,845 M. After additions for net pension provisions and deductions for liquid funds, interest-bearing receivables, accrued interest expense and capital-investment shares, the net debt was SEK 30,527 M.

External debts of Group subsidiaries in relation to consolidated gross debt at year-end 2004 amounted to 13.6%. The subsidiaries' share of total consolidated gross loan debt declined by 14.4 percentage points during the year. The decline was attributable to external loan refinancing within the subsidiary Scaninge (formerly a joint-venture company) and higher gross debt in the Group.

SCA's financing is secured partly through medium-term credit faculties syndicated among first-class banks. With these as protection against refinancing risks, SCA uses short-term borrowing under the market programs to the extent that this provides a lower financing cost than loans drawing under the credit facilities.

SCA's loan documentation lacks covenants that give lenders the possibility to terminate loans or adjust interest rates as a direct result of changes in SCA's financial key data or credit rating.

The interest-bearing gross debt's weighted average term at year-end was 3.6 years. For this, SEK 12,739 M of committed credit facilities with maturity terms of more than one year were taken into consideration, partly corresponding to the Group's due loans and amortizations during 2005. In addition to these lines of credit, there were unutilized credit facilities at year-end totaling SEK 7,833 M, with an average remaining maturity of 0.5 years. At the same time, centrally available liquid funds totaled SEK 1,342 M. SCA's total liquidity reserve, accordingly, amounted to SEK 9,175 M, corresponding to 10% of SCA's sales in 2004.

The table on page 63 shows the gross debt's maturity profile by loan source and lines of credit that are used to cover short-term borrowing. The adjusted maturity term profile shows the Group's total refinancing risk.

For information regarding interest-rate risks, see Note 23 on page 73.

Bank credit facilities

To limit the refinancing risk in short-term Group financing, and provide a liquidity reserve, SCA has two syndicated bank facilities: EUR 750 M (SEK 6,740 M) with a final due date in 2006 and EUR 1,200 M (SEK 10,785 M) with a final due date in 2008. Furthermore, SCA has bilaterally confirmed bank credit facilities with a total value of SEK 7,833 M. These facilities are primarily one-year with an extension option.

Market programs

For the issue of bonds in the European capital market, SCA has a Euro Medium Term Note (EMTN) program with a framework amount of EUR 2,000 M (SEK 17,974 M). At 31 December, EUR 700 M (SEK 6,291 M) was outstanding with an average remaining term of 2.5 years.

SCA also has a Swedish MTN program with a framework amount of SEK 2,000 M. At 31 December, SEK 250 M was outstanding with an average remaining term of 1.1 years.

SCA's short loan programs comprises a Swedish commercial paper program with a framework amount of SEK 15,000 M, a Belgian certificate program with a framework amount of EUR 400 M (SEK 3,595 M) and a Polish certificate program with a framework amount of PLN 200 M (SEK 441 M). At 31 December, the outstanding amounts within these programs were SEK 11,016 M, SEK 1,205 M and SEK 143 M, respectively.

Credit risks

Credit exposure in derivative instruments is determined as market value plus an additional amount based on credit risk factors, which reflect the risk of increased exposure as a result of market fluctuations.

NOTE 2 *Financial risk management, cont.*

SCA endeavors to use standardized agreements, which in countries where it is possible, permit statutory net calculation of receivables and debts.

Although continuous payment set-offs on outstanding receivables and debts in derivative instruments does not occur, the right of set-off in the event of a counterparty's bankruptcy means that SCA measures this credit risk as a net amount.

At 31 December 2004, the credit risk in financial current instruments amounted to SEK 8,888 M and credit exposure in derivative instruments to SEK 5,083 M.

Accounts receivable are reported in the amount expected to be paid, based on an individual assessment of accounts receivable.

The Hygiene business area's customers are mainly large retail companies and distributors. The 10 largest customers accounted for less than 20% of outstanding accounts receivable at 31 December. The Packaging business area has a large number of customers, whereby no single customer accounts for more than 2% of sales. Forest Products' customers consist mainly of newspaper and magazine publishers. At 31 December, the 10 largest customers accounted for less than 15% of accounts receivable.

SCA's FUNDING SOURCES AND MATURITY PROFILE

SEK M	Commercial paper & Short-term bank loans	Financial leasing	Bond loans	Other loans	Total	Credit facilities covering short-term borrowing	Adjusted maturity profile
2005	12,221	120	100	3,490	15,931	–12,739	3,192
2006	0	107	156	229	492	6,740	7,232
2007	0	111	6,291	1,125	7,527	0	7,527
2008	0	104	0	5,467	5,571	5,999	11,570
2009	0	1,054	0	50	1,104	0	1,104
2010	0	23	0	326	349	0	349
2011–	0	305	2,971	773	4,049	0	4,049
Total	**12,221**	**1,824**	**9,518**	**11,460**	**35,023**	**0**	**35,023**

NOTE 3 Acquisitions and disposals

Acquisitions

During the year, the following acquisitions were made:

Company	Operations	Date of acquisition	Purchase price, SEK M	Goodwill, SEK M	Brands, SEK M	Acquired percentage	Total holding after acquisition
Vincor Group	Corrugated board packaging	Jan 04	83	30		100%	100%
Drypers	Diapers and incontinence products	Mar 04	684	153	279	100%	100%
Central Package Group[1]	Packaging	Apr 04	262	65		27.5%	92.5%
Carter Holt Harvey Tissue[1]	Tissue and fluff products	May 04	4,869	1,833	470	100%	100%
Sancella Australia[1]	Fluff products	May 04				50%	100%
Copamex Tissue[1]	Tissue	May 04	1,260	411	300	50%	50%
Bois de la Baltique	Sawn timber, sales company	May 04	23			33%	100%
SCA Weyerheuser Packaging Holding	Packaging	June 04	55	neg 34		50%	100%
Busto & Tema	Corrugated board packaging	June 04	306	116		100%	100%
Tara Tissue	Tissue	June 04	22	25		100%	100%
Copamex Tissue & Sancela de Mexico[1]	Tissue and fluff products	Dec 04	1,715	540		50%	100%

[1] The acquisition balance for the companies are not finalized.

The reported purchase price represents the acquisition price including assumed net debts at the time of the acquisition. In all cases, the acquired share pertains to both capital and votes. The companies are consolidated in accordance with the acquisition accounting method. There are no plans to divest any parts of the acquired companies. In addition to the companies mentioned, smaller acquisitions and adjustments of earlier acquisition prices were made in an amount of SEK 61 M.

Disposals

There were no disposals during the year.

NOTE 4 Segment reporting

Primary segments – operating sectors

Fiscal year 2004

SEK M	Consumer tissue	Tissue for bulk consumers – AFH	Personal care	Packaging	Publication papers	Pulp, timber and solid-wood products	Other operations	Elimin-inations	Group total
REVENUES									
External sales	16,101	11,397	17,760	31,108	7,525	5,583	493	0	89,967
Internal sales	94	4	3	393	84	3,327	594	–4,499	0
Total revenues	**16,195**	**11,401**	**17,763**	**31,501**	**7,609**	**8,910**	**1,087**	**–4,499**	**89,967**
EARNINGS									
Earnings per operating sector	**1,273**	**677**	**2,371**	**2,268**	**442**	**1,045**	**–1,173**	**0**	**6,903**
Goodwill									–1,213
Operating profit									**5,690**
Interest income									451
Interest expense									–1,302
Tax expenses for the year									–1,172
Minority interest									–28
Net earnings for the year									**3,639**
SUPPLEMENTAL INFORMATION									
Assets	25,833	13,547	11,314	34,529	9,424	15,817	–108	–717	109,639
Participations	24	3	6	332	10	12			387
Undistributed assets									7,022
Total assets									**117,048**
Liabilities	5,132	2,006	3,773	5,642	1,096	1,558	1,356	–717	19,846
Undistributed liabilities									97,202
Total liabilities									**117,048**
Investments	–5,227	–2,314	–5,085	–2,698	–407	–746	–55		–16,532
Depreciation/amortization	–1,165	–795	–873	–1,812	–857	–457	–213		–6,172
Expenses, excluding depreciation/amortization, not matched by payments	–9	4	–15	–63	–1	9	628		553

Fiscal year 2003

SEK M	Consumer tissue	Tissue for bulk consumers – AFH	Personal care	Packaging	Publication papers	Pulp, timber and solid-wood products	Other operations	Elimin-inations	Group total
REVENUES									
External sales	14,787	11,373	16,735	29,640	7,184	5,164	455	0	85,338
Internal sales	37	16	33	389	83	3,056	576	–4,190	0
Total revenues	**14,824**	**11,389**	**16,768**	**30,029**	**7,267**	**8,220**	**1,031**	**–4,190**	**85,338**
EARNINGS									
Earnings per operating sector	**1,416**	**1,001**	**2,403**	**2,482**	**662**	**897**	**26**	**0**	**8,887**
Goodwill									–1,130
Operating profit									**7,757**
Interest income									331
Interest expense									–1,121
Tax expenses for the year									–1,861
Minority interest									–31
Net earnings for the year									**5,075**
SUPPLEMENTAL INFORMATION									
Assets	20,203	12,491	10,523	34,814	9,857	15,436	–325	–546	102,453
Participations	12	6	15	356	11	12	0	0	412
Undistributed assets									4,491
Total assets									**107,356**
Liabilities	3,454	2,471	3,875	5,943	1,115	1,661	2,196	–546	20,169
Undistributed liabilities									87,187
Total liabilities									**107,356**
Investments	–1,450	–2,208	–984	–3,425	–439	–3,508	–19		–12,033
Depreciation/amortization	–987	–668	–891	–1,679	–848	–407	–2		–5,482
Expenses, excluding depreciation/amortization, not matched by payments	–78	–32	–88	–88	0	98	–549		–737

NOTE 4 *Segment reporting, cont.*

Fiscal year 2002

SEK M	Consumer tissue	Tissue for bulk consumers – AFH	Personal care	Packaging	Publication papers	Pulp, timber and solid-wood products	Other operations	Eliminations	Group total
REVENUES									
External sales	15,124	12,260	17,693	30,280	7,078	4,705	906	0	88,046
Internal sales	70	20	30	269	79	2,991	685	–4,144	0
Total revenues	**15,194**	**12,280**	**17,723**	**30,549**	**7,157**	**6,394**	**1,591**	**–4,144**	**88,046**
EARNINGS									
Earnings per operating sector	**1,686**	**1,213**	**2,588**	**3,065**	**1,014**	**972**	**–300**	**0**	**10,238**
Goodwill									–1,137
Operating profit									**9,101**
Interest income									409
Interest expense									–1,432
Tax expenses for the year									–2,341
Minority interest									–44
Net earnings for the year									**5,693**
SUPPLEMENTAL INFORMATION									
Assets	21,053	12,641	11,378	35,349	10,901	11,447	–80	–626	102,063
Participations	37	13	43	913	7	530	1	0	1,544
Undistributed assets									5,597
Total assets									**109,204**
Liabilities	3,519	2,720	3,820	5,838	1,596	1,017	2,851	–626	20,735
Undistributed liabilities									88,469
Total liabilities									**109,204**
Investments	–5,370	–738	–879	–3,719	–2,087	–434	–17	0	–13,244
Depreciation/amortization	–992	–681	–915	–1,633	–795	–379	81	0	–5,314
Expenses, excluding depreciation/amortization, not matched by payments	6	2	6	–96	0	168	–175	0	–89

Operating sectors: The Group is organized in six main product groups: consumer tissue, tissue for bulk consumers – AFH, personal care products, packaging, publication papers as well as pulp, timber and solid-wood products. The product groups comprise the primary segments. Consumer tissue includes toilet tissue, paper towels and handkerchiefs. Tissue for bulk consumers – AFH comprises toilet tissue, handwiping products, napkins and products for wiping and cleaning in industry and offices. Products are sold to corporate customers in the industrial sector, offices, hotels, restaurants and catering, healthcare and other institutions. Personal care products comprise baby diapers, feminine hygiene products and incontinence products. Packaging comprises corrugated board and specialty packaging. The operating sector also includes containerboard, which is mainly delivered internally and contributes to the Group's raw material integration. Publication papers include newsprint and magazine paper. The pulp, timber and solid-wood products operating sector also contributes to the Group's raw material integration since the Group's pulp and timber are delivered mainly internally. In addition, the Group's pulp is produced primarily from timber from the Group's own forestlands, which also to a large degree supplies the sawmills. Information about the Group's operating sectors is shown on the facing page.

Revenues and expenses: There is an organization within the Group for paper recovery. Revenues and expenses from this business is distributed among the operating segments after use of the recovered paper. All other revenues and expenses are directly attributable to the operating segment.

Assets and liabilities: The assets that are included in each operating segment comprise all operating assets used in the operating segment, mainly accounts receivable, inventories and fixed assets after deduction for provisions. Most assets are directly attributable to each operating segment. In addition, certain assets that are common to two or more operating segments are distributed among the operating segments. The liabilities attributable to the operating segments comprise all operating liabilities, mainly accounts payable and accrued expenses. Accordingly, the so-called operating capital is distributed among the operating segments.

Internal deliveries: Revenues, expenses and earnings for the different operating segments are affected by internal deliveries. Internal prices are based on the market. Internal deliveries are eliminated in consolidation.

Secondary segments – geographical areas

The Group's operations are divided into three geographical areas: Europe, North America and rest of the world. In rest of the world, tissue, personal care products and packaging are manufactured and sold. Most of the acquisitions in 2004 were in rest of the world.

SEK M	Sales 2004	Sales 2003	Sales 2002	Assets 2004	Assets 2003	Assets 2002	Investments 2004	Investments 2003	Investments 2002
Europe	69,730	69,564	70,842	115,046	122,092	128,412	–9,621	–8,852	–12,068
North America	11,283	11,053	12,724	14,104	14,814	15,109	–1,128	–2,985	–1,059
Rest of world	8,954	4,721	4,480	11,037	3,047	2,357	–5,783	–196	–117
Eliminations				–23,139	–32,597	–36,674			
Group total	**89,967**	**85,338**	**88,046**	**117,048**	**107,356**	**109,204**	**–16,532**	**–12,033**	**–13,244**

Sales figures are based on the country in which the customer is located. Assets and investments are reported where the assets are located.

Geographical areas: The Group's operations are conducted mainly in two areas, Europe and North America. In Europe, which is SCA's home market, the Group manufactures and markets tissue, personal care products, packaging, publication papers and solid-wood products. In North America, the Group produces and markets AFH tissue, incontinence products and packaging, mainly protective packaging. In Rest of the world, tissue, personal care products and packaging are produced and sold. Most of the acquisitions during the year were in Rest of the world.

NOTE 5 Other operating revenues

Other operating revenues 2003 include the gain on sales of shares in Metsä Tissue of SEK 197 M and the elimination of negative goodwill of SEK 418 M.

NOTE 6 Operating expenses

Operating expenses include R&D expenses amounting to SEK 574 M (605; 634) for the Group.

Consolidated operating profit includes a net loss of foreign exchange differences of SEK 47 M (70; 96). Hedging positions have had a positive effect on consolidated operating profit of SEK 13 M (254).

Government grants received reduced other external costs by SEK 16 M (4) and other operating expenses by SEK 12 M (5).

Personnel expenses in 2004 includers costs for personnel reductions in conjunction with efficiency enhancement programs of SEK 599 M.

In 2004, depreciation/amortization and write-downs of tangible and intangible assets includes write-downs related to 2004 efficiency enhancement program of SEK 171 M. Figures for 2003 include the write down of land in Taiwan of SEK 57 M.

Other Group operating expenses in 2003 include the costs of the write down of shares in Otor, SEK 48 M, and the costs for rationalization measures, SEK 158 M.

Leasing

Future nominal payment obligations in the Group for uncancellable operational leasing contracts are distributed as follows:

SEK M	2004	2003	2002
Within 1 year	844	616	395
Between 2–5 years	2,039	1,360	1,060
Later than 5 years	1,624	1,425	1,370
Total	**4,507**	**3,401**	**2,825**

The year's costs for operational leasing of assets amounted to SEK 947 M (807; 349). Leasing items comprise a wide range of objects such as energy plants, warehouses, offices, other buildings, various transport vehicles, machinery and equipment, IT and office equipment. The assessment is that, in reality, there is the possibility to terminate current contracts for some of the objects in advance.

Future payment obligations in the Group for financial leasing contracts are distributed as follows:

	2004		2003		2002	
SEK M	Nominal	Current *value*	Nominal	Current *value*	Nominal	Current *value*
Within 1 year	205	180	180	168	208	196
Between 2–5 years	640	524	602	524	730	599
Later than 5 years	669	499	779	590	1,114	650
Total	**1,514**	**1,203**	**1,561**	**1,282**	**2,052**	**1,445**

The year's costs for financial leasing of assets amounted to SEK 148 M (216; 61). During the year, SEK 50 M (64; 19) was reported as interest expense and SEK 98 M (152; 42) as amortization of debt. Depreciation of financial leasing assets amounted to SEK 92 M (132; 38) during the year. The book value of financial leasing assets at year-end was SEK 194 M (175;182) pertaining to buildings/lands and SEK 1,681 M (1,777; 1,600) pertaining to machinery.

Auditing expenses

Auditing expenses can be specified as follows:

	Group			Parent Company	
SEK M	2004	2003	2002	2004	2003
Öhrlings PricewaterhouseCoopers					
Auditing assignments	58	40	39	5	2
Other assignments	43	39	32	6	3
Other auditors					
Auditing assignments	4	1	2	–	–
Other assignments	2	1	4	–	–
Total	**107**	**81**	**77**	**11**	**5**

Other assignments are mainly auditing-related consultations in conjunction with acquisitions and tax advice.

NOTE 7 Depreciation of tangible and intangible assets

	Group			Parent Company	
SEK M	2004	2003	2002	2004	2003
Buildings	784	716	649	5	5
Land	79	119	73	38	38
Machinery and equipment	5,113	4,504	4,461	1	1
Sub-total	**5,976**	**5,339**	**5,183**	**44**	**44**
Goodwill	1,213	1,130	1,137	–	–
Patents, trademarks and similar rights	164	134	124	–	–
Capitalized development expenditures	32	9	7	6	4
Total	**7,385**	**6,612**	**6,451**	**50**	**48**

Depreciation is based on the historical cost and estimated useful lifetimes of the assets concerned, as specified in the accounting principles on page 58.

NOTE 8 Income from shares in associated companies

SCA's interest in associated companies' earnings and shareholders' equity is reported applying the equity method, as described on page 58. Shares in pre-tax earnings are included in consolidated operating profit and amount to SEK 32 M (124; 218).

In the participations in earnings reported for 2003 and 2002, SEK 61 M and SEK 136 M, respectively, are attributable to the holding in Scaninge, which is consolidated as a subsidiary from 31 December 2003.

Dividends amounting to SEK 12 M (9; 14) were received from associated companies.

The Group's total claim on associated companies at 31 December 2004 amounts to SEK 13 M (10; 315), of which SEK 9 M (6; 259) is interest bearing. The Group's total due to associated companies at 31 December 2004 amounts to SEK 10 M (12; 7), of which SEK 0 M (0; 1) is interest bearing.

NOTE 9 Financial items

	Group			Parent Company	
SEK M	2004	2003	2002	2004	2003
Income from shares and participations in Group companies					
Dividends from subsidiaries	–	–	–	3,179	3,641
Capital gains	–	–	–	876	–
Earnings from shares and participations in other companies					
Dividends	40	45	72	–	–
Capital gains and write-downs	178	–	–	22	–80
Interest income and similar profit/loss items					
Interest income, external	225	286	337	2	19
Interest income, subsidiaries	–	–	–	50	83
Other financial income, external	8	213	280	1	213
Other financial income, subsidiaries	–	–	–	5	–
Interest expense and similar profit/loss items					
Interest expense, external	–1,274	–1,085	–1,404	–8	–86
Interest expense, subsidiaries	–	–	–	–738	–1,046
Other financial expenses, external	–28	–249	–308	–5	–4
Other financial expenses, subsidiaries	–	–	–	–	–213
	–851	**–790**	**–1,023**	**3,384**	**2,527**

Other financial revenues and expenses in the Group include the net of exchange differences, income of SEK 7.7 M (expense: 9.1; income: 10.9) and bank expense of SEK 27.3 M (expense: 30.6; expense: 35.3).

Income from shares and participations in Group companies reported in the Parent Company, SEK 876 M, pertains to the result in conjunction with internal Group restructuring.

Capital gain/losses and write-downs for the Group in 2004 include a gain on the sale of shares in Industrivärden of SEK 170 M.

NOTE 10 Tax

Group

Tax expense

SEK M	2004	2003	2002
Current tax expense	2,113	1,870	1,656
Deferred tax expense	–955	–51	682
Taxes attributable to shares in earnings of associated companies	14	42	3
Tax expense	**1,172**	**1,861**	**2,341**

Tax expense amounted to 24.2% (26.7; 29.0) of consolidated earnings before taxes. The difference between reported tax expense and expected tax expense is explained below, where the calculation of expected tax expense is based on the Group's present structure and current earnings levels in each country. The comparable figures regarding expected tax expense in 2002 are restated taking into account that Effects attributable to internal banking operations as of 2003 not being reported as included in expected tax expense.

%	2004	2003	2002
Tax expense	24.2	26.7	29.0
Expected tax expense	32.8	31.7	33.3
	–8.6	**–5.0**	**–4.3**

The difference is explained by:

%	2004	2003	2002
Permanent effects[1]			
– Effects attributable to internal banking operations	–7.1	–6.7	–5.0
– Other effects related to financing of subsidiaries	–3.7	–2.2	–2.2
– Consolidated amortization of goodwill	7.3	4.9	3.7
– Negative goodwill recognized in income	–0.3	–2.1	–0.6
– Other permanent effects	2.9	1.7	–1.3
Taxes related to prior periods	–0.5	–1.2	2.7
Change in unreported deferred tax receivables[2]	–3.7	4.4	–1.1
Changed tax rate	–3.5	–0.4	–0.5
Other[3]	0.0	–3.4	0.0
	–8.6	**–5.0**	**–4.3**

[1] Permanent effects are attributable to permanent differences between accounting and taxable earnings.

[2] In 2004, neg. 4.1 is attributable to revaluation of fiscal losses in Germany.

[3] The effect in 2003 pertains to nonrecurring effects related to restructuring in Italy.

Current tax expense

SEK M	2004	2003	2002
Income tax for the period	2,103	2,020	1,668
Adjustments for prior periods	10	–150	–12
Current tax expense	**2,113**	**1,870**	**1,656**

Current tax liability

The movement in current net tax liability is explained below:

SEK M	2004	2003	2002
Opening balance	356	–296	507
Current tax expense	2,113	1,870	1,656
Income taxes paid	–2,088	–1,151	–2,629
Other movements	–63	–70	153
Translation differences	9	3	17
	327	**356**	**–296**

Other movements include taxes related to items charged directly to shareholders' equity totaling neg. SEK 50 M (0; 71), and effects relating to acquisitions and disposals, neg. SEK 5 M (38; 57). The closing balance current tax liability consists of current tax assets totaling SEK 564 M (655; 1,356) and current tax liabilities SEK 891 M (1,011; 1,060).

Deferred tax expense

SEK M	2004	2003	2002
Movements in temporary differences	–494	–393	481
Adjustments for prior periods	–36	61	233
Other movements	–425	281	–32
	–955	**–51**	**682**

Other movements include the effects of changed tax rates that reduced deferred tax expense by SEK 168 M (28; 42) and revaluation of deferred tax assets that decreased deferred tax expenses by SEK 258 M (incr. 290; decr. 10).

Deferred tax liability

The movement in net deferred tax liability is explained below:

SEK M	Opening balance	Deferred tax expense	Other movements	Translation differences	Closing balance
Intangible assets	–380	104	–36	8	–304
Buildings and land	3,382	–96	55	–18	3,323
Machinery and equipment	6,617	81	–33	–157	6,508
Financial assets	513	–533	0	3	–17
Current assets	57	50	17	–4	120
Provisions for pensions	45	431	9	–17	468
Other provisions	38	41	6	0	85
Liabilities	–285	99	–7	11	–182
Tax credits and tax loss carryforwards	–659	–747	–117	117	–1,406
Other	362	–385	–128	–1	–152
	9,690	**–955**	**–234**	**–58**	**8,443**

NOTE 10 *Tax, cont.*

Other movements include effects relating to acquisitions and disposals with negative SEK 227 M, tax related to items that have been charged directly to shareholders' equity in the amount of negative SEK 40 M and SEK 34 M as a result of changed accounting principles (special salary tax attributable to adjustment of pension liabilities) in accordance with RR 29.

The closing balance deferred tax liability comprises deferred tax assets of SEK 605 M (157; 244) and deferred tax liabilities of SEK 9,048 M (9,847; 9,982).

Other

SCA does not recognize deferred tax pertaining to temporary differences attributable to investments in subsidiaries, associated companies and joint ventures. Any future effects (taxes at source and other deferred taxes on repatriation of profits within the Group) are recognized when SCA no longer controls the reversal of such differences or when for other reasons it is no longer improbable that reversal will occur in the foreseeable future.

Tax-loss carryforwards

Unutilized fiscal losses for which no deferred tax assets have been recognized were in the amount of SEK 1,198 M (1,871; 1,475) at 31 December 2004. These amounts expire as follows:

	SEK M
2005	62
2006	61
2007	80
2008	45
2009 and later	198
	446
Indefinite lifetime	752
	1,198

Parent Company

Tax expense

SEK M	2004	2003
Current tax expense	–98	–404
Deferred tax expense	–1	–
Tax expense	**–99**	**–404**

%	2004	2003
Tax expense	–2,7	–19,0
Expected tax expense	28,0	28,0
	–30,7	**–47,0**

The difference is explained by:

%	2004	2003
Taxes related to prior periods	–0,2	–0,3
Non-taxable dividends from subsidiaries	–24,0	–48,0
Permanently tax-exempt/disallowed items[1]	–6,5	1,3
	–30,7	**–47,0**

[1] Some 6.6 percentage points of the effect for 2004 is attributable to untaxable gains in conjunction with internal restructuring in the Group.

The Parent Company participates in the Group's tax pooling arrangement and pays the majority of the Group's total Swedish taxes. Reported current tax revenues represents portion of the Group's total Swedish taxes attributable to the Parent Company. Other Group companies that participate in the arrangement have current tax expenses totaling SEK 431 M (464). The Parent Company's claim on subsidiaries for taxes on their account is reported as current receivables towards subsidiaries.

Current tax expense

SEK M	2004	2003
Income tax for the period	–91	–396
Adjustment for prior periods	–7	–8
Current tax expense	**–98**	**–404**

Current tax liability

The movement in current tax liability is explained below:

SEK M	2004	2003
Opening balance	19	26
Current tax expense	–98	–404
Income taxes paid	–101	–67
Tax expense, other Group companies	431	464
Closing balance	**251**	**19**

Deferred tax expense

SEK M	2004	2003
Movements in temporary differences	–1	–
Adjustments for prior periods	–	–
Deferred tax expense	**–1**	**0**

Deferred tax liability

The movement in the deferred tax liability is explained below:

SEK M	Opening balance	Deferred tax expense	Closing balance
Buildings and land	1,464	0	1,464
Provisions for pensions	–64	–3	–67
Other	–43	2	–41
	1,357	**–1**	**1,356**

NOTE 11 Ingangible assets

Group, SEK M	Group: Goodwill 2004	2003	2002	Patents, trademarks and similar rights 2004	2003	2002	Capitalized development expenditures 2004	2003	2002	Parent Company: Capitalized development expenditures 2004	2003
Acquisition value, 1 Jan.	21,279	21,822	21,019	2,773	2,418	2,333	91	73	39	34	21
Capital expenditures	3	14	18	113	74	137	82	25	20	–	13
Sales and disposals	–	–	–	–179	–7	–1	–	–6	–	–	–
Company acquisitions	3,210	853	2,341	1,084	153	99	17	–	–	–	–
Company divestments	–	–	–	–	–5	–	–	–	–	–	–
Reclassifications	–43	76	106	–722	183	–87	98	1	16	–	–
Translation differences	–782	–1,486	–1,662	–68	–43	–63	–5	–2	–2	–	–
Accumulated acquisition value, 31 Dec.	**23,667**	**21,279**	**21,822**	**3,001**	**2,773**	**2,418**	**283**	**91**	**73**	**34**	**34**
Depreciation, 1 Jan.	–6,677	–5,729	–4,870	–1,930	–1,700	–1,651	–37	–34	–20	–4	–
Sales and disposals	–	–	–	168	7	–	–	6	–	–	–
Company acquisitions	–	–1	–	–3	–3	–20	–	–	–	–	–
Company divestments	–	–	–	–	4	–	–	–	–	–	–
Reclassifications	22	–119	–3	717	–124	54	–22	–	–7	–	–
Depreciation during the year	–1,213	–1,113	–1,137	–164	–134	–124	–32	–9	–7	–6	–4
Translation differences	171	285	281	16	20	41	–	–		–	–
Accumulated depreciation, 31 Dec.	**–7,697**	**–6,677**	**–5,729**	**–1,196**	**–1,930**	**–1,700**	**–91**	**–37**	**–34**	**–10**	**–4**
Write-downs, 1 Jan.	–16	–	–	–	–	–	–	–	–	–	–
Reclassifications	16	–	–	–	–	–	–	–	–	–	–
Write-downs during the year	–	–17	–	–	–	–	–	–	–	–	–
Translation differences	–	1	–	–	–	–	–	–	–	–	–
Accumulated write-downs, 31 Dec.	**–**	**–16**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
Residual value according to plan, 31 Dec.	**15,970**	**14,586**	**16,093**	**1,805**	**843**	**718**	**192**	**54**	**39**	**24**	**30**

NOTE 12 Tangible assets

Group, SEK M	Buildings 2004	2003	2002	Land 2004	2003	2002	Machinery and inventory 2004	2003	2002	Construction in progress 2004	2003	2002
Acquisition value, 1 Jan.[1]	17,747	17,314	16,626	9,012	5,846	5,563	68,304	68,232	61,154	3,234	1,444	1,590
Capital expenditures[2]	647	597	692	149	104	125	3,413	3,545	4,869	2,783	2,918	865
Sales and disposals	–589	–327	–317	–161	–255	–84	–1,937	–2,142	–1,094	–40	–39	–51
Company acquisitions	896	653	921	241	3,604	427	2,951	1,090	3,218	73	81	35
Company divestments	–	–22	–1	–	–	–	–	–45	–39	–	–2	
Reclassifications	641	227	224	111	–85	72	2,375	104	3,101	–3,141	–964	–915
Translation differences	–330	–695	–831	–78	–202	–257	–1,239	–2,480	–2,977	–69	–204	–80
Accumulated acquisition value, 31 Dec.	**19,012**	**17,747**	**17,314**	**9,274**	**9,012**	**5,846**	**73,867**	**68,304**	**68,232**	**2,840**	**3,234**	**1,444**
Depreciation, 1 Jan	–6,107	–5,672	–5,186	–793	–822	–764	–33,846	–32,633	–26,912	–	–	–
Sales and disposals	432	243	133	32	157	16	1,893	2,028	941	–	–	–
Company acquisitions	–42	–88	–132	15	–65	–	–571	–365	–768	–	–	–
Company divestments	–	3	–	–	–	–	–	29	27	–	–	–
Reclassifications	–192	–24	2	–	–7	–9	56	653	–2,506	–	–	–
Depreciation during the year	–784	–716	–649	–79	–62	–73	–5,113	–4,504	–4,461	–	–	–
Translation differences	95	147	160	3	6	8	533	946	1,046	–	–	–
Accumulated depreciation, 31 Dec.	**–6,598**	**–6,107**	**–5 672**	**–822**	**–793**	**–822**	**–37,048**	**–33,846**	**–32,633**	**–**	**–**	**–**
Write-ups, 1 Jan.	–	–	–	5,079	5,079	5,079	–	–	–	–	–	–
Accumulated write-ups, 31 Dec.	**–**	**–**	**–**	**5,079**	**5,079**	**5,079**	**–**	**–**	**–**	**–**	**–**	**–**
Write-downs, 1 Jan.	–43	–43	–39	–52	–	–	–133	–133	–131	–	–	–
Reclassifications	17	–	–	–	–	–	–	–	–	–	–	–
Write-downs for the year	–8	–	–4	–	–57	–	–	–	–3	–	–	–
Translation differences	–	–	–	2	5	–	–	–	1	–	–	–
Accumulated write-downs, 31 Dec.	**–34**	**–43**	**–43**	**–50**	**–52**	**–**	**–133**	**–133**	**–133**	**–**	**–**	**–**
Residual value according to plan, 31 Dec.	**12,380**	**11,597**	**11,599**	**13,481**	**13,246**	**10,103**	**36,686**	**34,325**	**35,466**	**2,840**	**3,234**	**1,444**

[1] Government grants reduced the acquisition value at 1 January of
- Buildings, SEK 5 M (5)
- Land, SEK 1 M (1)
- Machinery and equipment, SEK 241 M (144)
- Construction in progress, SEK 0 M (19)

[2] Government grants reduced investments for
- Buildings, SEK 5 M
- Machinery and equipment by SEK 56 M (26)
- Construction in progress by SEK 3 M (19)

During the year, SEK 3 M (67; 54) pertaining to interest during the construction period was capitalized in machinery, SEK 5 M (0; 0) was capitalized in buildings and SEK 2 M (0; 0) in land, at an interest rate of 4% (4; 4). In total, acquisition values include SEK 539 M (531; 544) in capitalized interest in machinery and SEK 5 M (8; 8) in buildings.

NOTE 12 *Tangible assets, cont.*

Parent Company, SEK M	Buildings 2004	Buildings 2003	Land 2004	Land 2003	Machinery and inventories 2004	Machinery and inventories 2003
Acquisition value, 1 Jan.	147	147	1,223	1, 297	16	17
Capital expenditures	–	–	60	57	–	–
Sales and disposals	–	–	–7	–131	–	–1
Accumulated acquisition value, 31 Dec.	**147**	**147**	**1,276**	**1,223**	**16**	**16**
Depreciation, 1 Jan.	–49	–44	–387	–474	–14	–13
Sales and disposals	–	–	–	125	–	–
Depreciation during the year	–5	–5	–38	–38	–1	–1
Accumulated depreciation, 31 Dec.	**–54**	**–49**	**–425**	**–387**	**–15**	**–14**
Write-ups, 1 Jan.	–	–	5,079	5,079	–	–
Write-ups during the year	–	–	–	–	–	–
Accumulated write-ups, 31 Dec.	**0**	**0**	**5,079**	**5,079**	**0**	**0**
Residual value according to plan, 31 Dec.	**93**	**98**	**5,930**	**5,915**	**1**	**2**

NOTE 13 Financial assets

	Shares and participations										Capital investment shares		
	Group						Parent Company						
	Associated companies			*Other companies*			*Subsidiaries*		*Other companies*		*Group*		
SEK M	2004	2003	2002	2004	2003	2002	2004	2003	2004	2003	2004	2003	2002
Acquisition value, 1 Jan.	434	1,558	1,511	298	815	844	50,534	50,534	72	76	667	620	1,061
Investments	4	–	2	4	13	4	–	–	129	232	129	232	26
Increase through acquisition of subsidiaries	7	15	15	58	1	9	–	–	–	–	–	–	–
Sales	–	–75	–2	–1	–702	–2	–4,766	–	–128	–236	–380	–185	–467
Net increase in associated companies during the year	6	76	125	–	–	–	–	–	–	–	–	–	–
Reclassifications to joint venture or subsidiary	–39	–869	–10	–1	0	–18	–	–	–	–	–	–	–
Other reclassifications	–7	–255	16	9	189	–	–	–	–	–	–	–	–
Translation differences	–4	–16	–99	2	–18	–22	–	–	–	–	–	–	–
Accumulated acquisition value, 31 Dec	**401**	**434**	**1,558**	**369**	**298**	**815**	**45,768**	**50,534**	**73**	**72**	**416**	**667**	**620**
Write-ups, 1 Jan.	–	–	–	–	–	–	140	140	–	–	29	29	29
Accumulated write-ups, 31 Dec.	**0**	**0**	**0**	**0**	**0**	**0**	**140**	**140**	**0**	**0**	**29**	**29**	**29**
Write-downs, 1 Jan.	–22	–14	–2	–52	–4	–4	–140	–140	–48	–	–1	–1	–1
Sales	–	5	–	–	–	–	–	–	–	–	–	–	–
Write-downs during the year	–	–	–12	–	–48	–	–	–	–	–48	–	–	–
Reclassifications	8	–6	–	–8	–	–	–	–	–	–	–	–	–
Translation differences	0	–7	–	0	–	–	–	–	–	–	–	–	–
Accumulated write-downs, 31 Dec.	**–14**	**–22**	**–14**	**–60**	**–52**	**–4**	**–140**	**–140**	**–48**	**–48**	**–1**	**–1**	**–1**
Residual value according to plan, 31 Dec.	**387**	**412**	**1,544**	**309**	**246**	**811**	**45,768**	**50,534**	**25**	**24**	**444**	**695**	**648**

Major changes in the Parent Company's and Group's holdings were as follows:

Associated companies

Reclassification in 2003 pertains mainly to Scaninge, which is currently a wholly owned subsidiary, and Cenpak, which was a joint-venture company, and as of March 2004 is a subsidiary.

Reclassification in 2004 pertains mainly to SCA Weyerheuser Packaging Holding Co Asia Ltd, which as of 2004 is a wholly owned subsidiary.

Other companies

Other companies include the shareholding in Otor SA, which during 2003 was written down by SEK 48 M to actual value.

Sales of other companies in 2003 are mainly Metsä Tissue.

Subsidiaries

The Parent Company's sales of subsidiaries were made to other Group Companies.

For specification of shares and participations, see page 85.

NOTE 14 Joint ventures

Joint ventures, that is, companies which SCA owns with other parties and in which the parties by agreement have a joint decisive influence, are consolidated in accordance with the proportional method. Most of the joint ventures are active within the hygiene area, mainly in South America. One joint venture produces newsprint and its operations are in the UK. Three companies are consolidated as a joint venture through March, May and November, respectively, and thereafter as a subsidiary.

Earnings, balance sheet items and average number of employees in joint ventures included in the SCA Group, pertains to SCA's share:

SEK M	2004	2003	2002
STATEMENT OF EARNINGS			
Net sales	5,211	3,449	3,636
Operating expenses	–5,010	–3,181	–3,100
Operating profit	**201**	**268**	**536**
Financial items	–133	–28	–20
Earnings after financial items	**68**	**240**	**516**
Tax	–57	–79	–144
Minority interest in net earnings	0	–1	–
Net earnings for the year	**11**	**160**	**372**
BALANCE SHEET			
Fixed assets	2,297	2,775	2,482
Current assets	1,079	1,701	1,402
Total assets	**3,376**	**4,476**	**3,884**
Shareholders' equity	1,949	2,434	2,134
Minority interest	0	41	
Provisions	310	340	295
Liabilities	1,117	1,661	1,455
Total shareholders' equity, provisions and liabilities	**3,376**	**4,476**	**3,884**
Average number of employees	3,119	2,564	1,838
of which, women	23%	26%	27%

Average number of employees by country

	2004		2003		2002	
		of which, women		of which, women		of which, women
Australia	36	12%	110	34%	123	24%
Chile	182	8%	162	10%	–	–
Colombia	1,031	27%	1,011	27%	837	29%
Ecuador	286	25%	286	27%	291	24%
Mexico	892	18%	180	27%	155	29%
UK	191	13%	195	14%	200	13%
Tunisia	167	13%	166	11%	82	6%
Other countries	334	36%	454	34%	150	49%
Total	**3,119**	**23%**	**2,564**	**26%**	**1,838**	**27%**

NOTE 15 Capital investment shares

SEK M	Number	Book value
AB Industrivärden	3,779,549	444
Total	**3,779,549**	**444**

The market value of shares in AB Industrivärden exceeds the consolidated book value by SEK 197 M and amounted to SEK 641 M at year-end. During the year, 3,969,131 shares were sold to a German pension fund for SCA employees. At the same time, 825,080 shares were purchased on the market.

NOTE 16 Inventories

SEK M	2004	2003	2002
Raw materials and consumables	2,641	2,216	2,431
Spare parts and warehouse supplies	1,411	1,295	1,312
Work in progress	611	492	473
Finished goods	4,214	3,773	3,779
Felling rights	442	322	314
Total	**9,319**	**8,098**	**8,309**

NOTE 17 Other current receivables

	Group			Parent Company	
SEK M	2004	2003	2002	2004	2003
Bills receivable	681	761	923	–	–
Accrued financial revenues	214	107	110	–	–
Prepaid expenses and accrued income	1,013	767	802	10	10
Other receivables	2,258	2,160	2,277	67	97
Total	**4,166**	**3,795**	**4,112**	**77**	**107**

NOTE 18 Untaxed reserves in Parent Company

Untaxed reserves in the Parent Company include a provision of SEK 0 M (708) to the tax equalization reserve and SEK 119 M (117) in accumulated depreciation in excess of plan.

NOTE 19 Shareholders' equity

The changes in shareholders' equity are shown in the financial reports on shareholders' equity presented on page 53 for the Group and page 56 for the Parent Company.

Group

Equity method reserves

The Group's restricted reserves includes equity method reserves of SEK 71 M (65; 113).

Translation differences in the Group Shareholders' equity

SEK M	2004	2003	2002
Balance, 1 January 2004	–2,311	–480	1,299
Change due to year's translation of existing subsidiaries	–1,009	–1,831	–1,779
Balance, 31 December 2004	**–3,320**	**–2,311**	**–480**
Of which, restricted reserves	–4,138	–3,528	–2,801

As a result of currency hedging measures, the period's translation differences were reduced by SEK 192 M (1,114; 1,129).

Parent Company

Since 1993, the share capital and number of shares, have increased through new issues and conversions as follows:

		No. of shares	Increase in share capital	Cash payment
	No. of shares, 1 Jan. 1993	172,303,839		
1993	Conversion of debentures and new subscription through Series 1 warrants	4,030,286	40,3	119,1
	New issue 1.10, issue price SEK 80	17,633,412	176,3	1,410,7
1994	Conversion of debentures	16,285	0,2	–
1995	Conversion of debentures	3,416,113	34,2	–
1999	New issue 1.6, issue price SEK 140	32,899,989	329,0	4,579,0
2000	Conversion of debentures	101,631	1,0	15,0
2001	New issue, private placement	1,800,000	18,0	18,0
2002	New subscription through warrants II B	513	0	0,1
2003	Conversion of debentures	1,127,792	11,3	288,4
	New subscription through Warrants II B	1,697,683	17,0	434,5
2004	Conversion of debentures	9,155	0,1	1,1
No. of shares, 31 Dec. 2004		**235,036,698**		

SCA's share capital, 31 December 2004

	No. of votes	No. of shares	Nom. value, SEK M
Class A shares	10	40,427,857	404
Class B shares	1	194,608,841	1,946
		235,036,698	**2,350**

No change in the number of shares will occur at utilization of outstanding employee stock options since these in their entirely are covered by the Parent Company's holding of own shares (treasury stock).

NOTE 20 Pensions

SCA has defined-contribution and defined-benefit pension plans in most countries in which operations are most significant. These pension plans cover most of the employees and provide benefits based on the average remuneration and period of employment the employees have at or near retirement (so-called defined-benefit pension plans).

The total pension costs for the defined benefit pension plans are shown below:

SEK M	2004	2003	2002
Current service cost, excluding contribution paid by employees	461	345	333
Past service cost recognized	32	8	27
Interest expense	850	787	816
Expected return on plan assets	–765	–653	–862
Amortization of actuarial gains and losses on changed actuarial assumptions	278	308	135
Pension costs before effects of settlements and curtailments	**856**	**795**	**449**
Settlements and curtailments	–12	–1	–20
Net pension costs after effects of settlements and curtailments	**844**	**794**	**429**

SEK 13 M (19; 20) of pension costs for defined-benefit plans is reported as financial expense, which is calculated based on the net value of each plan at the beginning of the year.

The actual return in the plan assets during 2004 was SEK 1,601 M (1,299; neg: 1,565).

Pension plans with balance sheet surpluses are reported as long-term interest-bearing receivables. Other pension plans which in terms of the balance sheet are not fully funded alternatively unfunded are reported as provisions for pensions. The value of all pension plans are distributed among long-term interest-bearing receivables and/or provisions as shown below:

Provisions for pensions, net SEK M	2004	2003	2002
Funded pension plans reported as long-term interest-bearing receivable	2,208	2,289	2,339
Pension plans reported as provisions for pensions	2,046	2,569	2,596
Provisions for pensions, net	**–162**	**280**	**257**

Gains and losses based on changed actuarial assumptions as well as other than expected value changes of plan assets are distributed evenly over the employee's estimated remaining period of employment, to the extent that the total gain or loss falls outside a corridor corresponding to 10% of the higher of the pension obligation or the market value of the pension fund assets. Unrecognized actuarial gains and losses also include unvested past-service costs amounting to SEK 5 M (12; negative: 6)

The summaries below show specifications of the net value of the defined-benefit pension obligations.

SEK M	2004	2003	2002
Defined-benefit obligation	16,913	15,181	14,658
Fair value of plan assets	–12,949	–10,765	–9,636
Funded status, net	**3,964**	**4,416**	**5,022**
Unrecognized net actuarial gains and losses	–4,126	–4,136	–4,788
Pension liability, net	**–162**	**280**	**234**
Pension plans reported according to local rules			23
Provisions for pensions, net	**–162**	**280**	**257**

Other than what is reported as plan assets to cover existing obligations, there are assets in two Swedish funds amounting to SEK 620 M (444), which can be applied for future promises of early retirement for certain categories of employees.

SCA has obligations for family pensions for salaried employees in Sweden which are secured through an insurance in Alecta. In contrast, the obligation for retirement pensions for this group is secured in pension funds. The obligation for family pensions is reported as a defined-contribution plan since the net after deduction for surpluses at the insurer only amounts to a minior sum and since SCA has not had adequate access to information to be able to report the plan as a defined-benefit plan. Fees during the year for family pension insurance secured through Alecta amount to SEK 33 M.

The following table shows the net value distributed taking into account funded, partly funded and wholly unfunded pension plans.

SEK M	2004	2003	2002
Funded plans			
Defined-benefit obligation	13,524	12,044	11,735
Fair value of plan assets	–11,893	–10,465	–9,381
Net value funded plans	**1,631**	**1,579**	**2,354**
Unrecognized actuarial gains and losses, net	–3,765	–3 815	–4,635
Provisions for pension, funded plans	**–2,134**	**–2,236**	**–2,281**
Partly funded plans			
Defined-benefit obligation	1,778	1 693	1,562
Fair value of plan assets	–1,056	–300	–255
Net value, partly funded plans	**722**	**1,393**	**1,307**
Unrecognized actuarial gains and losses, net	–204	–192	–107
Provisions for pension, partly funded plans	**518**	**1,201**	**1,200**
Unfunded plans			
Defined-benefit obligation	1,611	1,444	1,361
Unrecognized actuarial gains and losses, net	–157	–129	–46
Provisions for pension, unfunded plans	**1,454**	**1,315**	**1,315**
Pension liability, net	–162	280	234
Pension plans reported according to local rules			23
Provisions for pensions, net	**–162**	**280**	**257**

In the partly funded plans, SEK 705 M (1,196; 1,220) of the obligation is unfunded.

Of unrecognized gains and losses, net at 31 December 2004, SEK 2,672 M is outside the corridor and is distributed over the remaining working lifetime of the employees, currently about 11 years. As of 2005, SCA applies the International Financial Reporting Standards (IFRS) whereby unrecognized gains and losses are zeroed at the transition date 1 January 2004 and the future amortization of these gains and losses is eliminated.

As in the previous year, the fair value of plan assets at 31 December 2004 does not include any financial instruments issued by the Company.

The following table shows the trend of pension liability.

SEK M	2004	2003	2002
Balance, 1 January	280	257	390
New pension plans	17	4	5
	297	**261**	**395**
Pension costs	856	795	449
Acquisitions	27	11	53
Settlements, curtailments and transfers	43	8	–10
Contributions	–1,377	–910	–759
Translation effects	–8	115	106
Balance, 31 December	**–162**	**280**	**234**
Pension plans reported according to local rules			23
Provisions for pensions, net	**–162**	**280**	**257**

Main actuarial assumptions

	2004	2003	2002
Discount rate	5.1%	5.4%	5.6%
Expected return on plan assets	6.2%	7.0%	7.2%
Expected salary increases	3.6%	3.5%	3.1%
Expected cost-of-living increases	2.4%	2.3%	2.2%

The actuarial assumptions comprise the weighted average of the assumptions applied in calculating the defined-benefit obligation at year-end and the following year's pension cost.

Parent Company

The Parent Company's reported pension liability amounted to SEK 242 M (237).

NOTE 21 Negative goodwill

SEK M	2004	2003
Acquisition value, 1 January	567	0
Added negative goodwill	33	567
Accumulated acquisition value, 31 December	**600**	**567**
Eliminations, 1 January	–516	0
Recognized as income against losses and costs	–19	–38
Recognized as income immediately	–33	–478
Accumulated eliminations, 31 December	**–568**	**–516**
Residual value, 31 December	**32**	**51**

Eliminations during the year are attributable entirely to Other operating expenses.

In accordance with the IFRS accounting principles that will be applied in 2005, there is no comparable negative goodwill. The reported value is adjusted in the IAS/IFRS opening balance and recognition in income of remaining negative goodwill will not be made during the coming year.

Elimination of negative goodwill in 2003 was due mainly to the acquisition of Scaninge.

NOTE 22 Other provisions

SEK M	Provisions in conjunction with acquisitions and divestments	Provisions in current operations	Provisions for tax risks	Other provisions	Total
Balance, 1 January	297	218	890	195	1,600
Provisions during the year	8	587	31	27	653
Ulitization during the year	–133	–349		–64	–546
Reclassification	–32			0	–32
Resolved during the year	–38				–38
Translation differences	–2	–21		–1	–24
Balance, 31 December	**100**	**435**	**921**	**157**	**1,613**
Less:					
Short-term provisions reported in Other current liabilities					–475
Add:					
Negative goodwill as shown in Note 21					32
Other provisions as shown in balance sheet					**1,170**

Other provisions amount to SEK 1,613 M (1,600; 2,195). This includes SEK 921 M in provisions for tax risks in conjunction with restructuring, acquisitions and divestments. New provisions were made during the year of SEK 8 M for restructuring measures in conjunction with acquisitions. Provisions in current operations, SEK 587 M, pertain to efficiency enhancement programs in the hygiene products and packaging operations in Europe. Utilizations were made totaling SEK 546 M for the ongoing restructuring and efficiency enhancement programs within the Hygiene Products and Packaging business areas and for measures taken in acquired units. Most of the provisions, except those for tax disputes, will be utilized during 2005.

NOTE 23 Interest-bearing debt

At 31 December 2004, gross debt, including accrued interests, amounted to SEK 35,023 M. The interest-bearing portion was SEK 34,845 M.

Distribution of gross debt is shown in the following tables:

Interest-bearing gross debt

	Group				Parent Company	
SEK M	Book value 2004	Market value 2004	2003	2002	2004	2003
Amortization within one year	282	282	290	0	0	0
Derivative liabilities	212	212	106		–	–
Loans maturing within one year	15,259	15,259	9,370	15,241	0	0
Total short-term interest-bearing debt*	**15,753**	**15,753**	**9,766**	**15,241**	**0**	**0**
Bond loans	9,518	9,866	9,882	6,916	6	7
Convertible loans	0	0	1	292	0	0
Other long-term debt with maturities > 1 year < 5 year	8,227	8,003	3,060	1,874	–	–
Other long-term debt with maturities > 5 year	1,347	1,654	2,557	3,175	123	147
Total long-term interestbearing debt	**19,092**	**19,523**	**15,500**	**12,257**	**129**	**154**
Total interest-bearing debt	**34,845**	**35,276**	**25,266**	**27,498**	**129**	**154**
Derivative liabilities	0	0	–360	0	–	–
Total gross debt	**34,845**	**35,276**	**24,906**	**27,498**	**129**	**154**

* The market value for short-term loans is considerd to be the same as the book value.

Other long-term loans, amount-weighted interest rate by currency

	>1 yrs <5 yrs		>5 yrs	
Currency	Nominal, SEK M	Interest, %	Nominal, SEK M	Interest, %
CLP	23	5,79		
CNY	11	0,50		
DKK	1	5,60	10	4,30
EUR	2,017	2,84	834	2,87
GBP	605	5,35	51	7,50
MYR	3	7,34	28	6,00
PHP			8	7,04
SEK			128	4,93
TND	4	6,70	7	7,00
USD	5,563	2,71	281	7,18
Total	**8,227**		**1,347**	
Market value	8,003		1,654	

The interest rates are the actual interest rates for the loans and do not reflect the Group's net interest since the Group uses interest-rate derivatives to achieve short-term fixed interest.

NOTE 23 *Interest-bearing debt, cont.*

Bond loans

Issued-maturity	Loan description	Nominal	Interest rate	Currency	Book value, 31 Dec. 2004	Maturity date	Market value
1986–2006	SCA Bond Loan – Retractable	6	3.15%	SEK	6	06-03-10	6
1998–2005	Swedish Medium Term Note	100	3 mos Stibor + 0.32%	SEK	100	05-09-21	100
1999–2006	Swedish Medium Term Note	150	3 mos Stibor + 0.45%	SEK	150	06-04-19	152
2002–2007	5.375% Notes due 2007	700	5.38%	EUR	6,291	07-06-25	6,752
2003–2015	4.50% Notes Due 2015	450	4.50%	USD	2,971	15-07-15	2,856
Total					**9,518**		**9,866**

The effective interest rate for EUR 700 M is 5.50% and for USD 450 M 4.62%. For other loans, the effective rate corresponds to the actual rate.

Convertible loans

SEK M	2004	2003	2002
1998 SEK 296,933,616 at 0% Subordinated debenture loan which were converted to SCA Class B shares on 30 September 2003. *Conversion price was SEK 255:80*	0	0	291
Total loans issued by Parent Company	**0**	**0**	**291**
Bond loan issued by SCA Group Holding B.V. 1989 ECU 101 M at 4.25% Subordinated bond loan convertible to SCA Class B shares between 25 April 1989 and 10 January 2004. Conversion price is SEK 122:70	0	1	1
Total loans issued by Group	**0**	**1**	**292**

Conversion of the 1998 debenture loan means that 1,127,792 Class B shares were issued. In addition, 1.5 warrants were issued for each convertible, which means that another 1,698,196 Class B shares were issued.

Conversion of outstanding portions of the 1989 ECU loan means that 9,155 B shares were issued in January 2004.

Gross debt by currency

Taking into account currency swaps, SCA's gross debt is distributed among the following currencies:

Currency, SEK M	2004	2003	2002
SEK	9,935	1,742	–1,975
USD	7,037	9,310	10,094
EUR	6,349	5,480	9,597
GBP	4,934	5,139	6,990
DKK	1,799	1,878	1,874
MXN	1,423	0	0
AUD	1,049	25	47
NZD	609	0	0
CHF	305	321	348
Other	1,405	1,011	523
Total	**34,845**	**24,906**	**27,498**

Interests

In accordance with the financial policy, SCA should have an interest rate adjustment term of between three and fifteen months in each funding currency. SCA strives to achieve a favorable spread of its interest due dates to avoid having large volumes subject to interest reset at the same time.

A general increase in the interest level by one percentage point, at the current level of net debt, would result in an appreciation of the Group's net interest by about SEK 305 M annually with a lag depending on the selected fixed period within the possible interval of three to fifteen months.

In order to achieve the desired currency balance and interest rate adjustment term in accordance with the financial policy, SCA uses derivatives, mainly currency swaps, FRAs (Forward Rate Agreement) and interest swaps.

Loans, investments and derivatives in foreign currencies are valued at the year-end currency rate. The result of the currency revaluation is reported in the statement of earnings as Other financial items. Since SCA hedges against earnings effects that arise in revaluation of the Group's receivables and liabilities in foreign currency, no net result normally arises in consolidation. Interest on loans, investments and related derivative transactions that have affected the Group's net interest are annualized over the lifetime of the instruments.

The unrealized market value for currency and interest derivatives amounted at 31 December to a positive value of SEK 480 M, of which SEK 529 M affected the year's earnings.

Outstanding derivatives attributable to consolidated net debt

	2004		2003	
	Nominal	Marked to market	Nominal	Marked to market
Currency derivatives	68,201	338	26,938	251
Interest derivatives	19,746	142	15,720	356
Total	**87,947**	**480**	**42,658**	**607**

NOTE 24 Other long-term liabilities

SEK 68 M (91; 133) of other long-term liabilities falls due for payment later than within five years.

NOTE 25 Other current liabilities

SEK M	Group 2004	Group 2003	Group 2002	Parent Company 2004	Parent Company 2003
Accrued expenses and prepaid income	5,415	4,894	4,842	52	59
Other operating liabilities	2,588	2,617	2,777	4	5
Total interest-free current liabilities	**8,003**	**7,511**	**7,619**	**56**	**64**

SEK M	Group 2004	Group 2003	Group 2002	Parent Company 2004	Parent Company 2003
Accrued social costs	407	314	368	7	6
Accrued vacation pay liability	785	672	566	8	5
Other liabilities to personnel	795	636	735	5	4
Accrued financial expenses	392	270	218	2	2
Other items	3,036	3,002	2,955	30	42
Total	**5,415**	**4,894**	**4,842**	**52**	**59**

Other items include discounts to customers amounting to SEK 1,133 M (701).

NOTE 26 Contingent liabilities

SEK M	Group 2004	Group 2003	Group 2002	Parent Company 2004	Parent Company 2003
Discounted bills	5	3	1	–	–
Guarantees for					
– employees	9	4	6	2	3
– associated companies	62	63	81	–	–
– customers and others	36	33	33	–	–
– subsidiaries	–	–	–	30,759	18,990
Tax disputes	356	163	470	–	–
Other contingent liabilities	93	59	26	9	8
Total	**561**	**325**	**617**	**30,770**	**19,001**

As of 2004, SCA includes risks related to tax disputes in contingent liabilities. The comparable years have been adjusted to reflect this change.

A so-called Control Agreement was established during 1997 between SCA, through its German holding company SCA Group Holding (Deutschland) GmbH, and PWA (name changed to SCA Hygiene Products AG) effective 1 January 1998. The agreement is valid until further notice with a mutual cancellation notice period of six months and entails a liability for the German holding company to carry any losses that arise in SCA Hygiene Products AG during the period of the agreement. SCA has provided a surety for the German holding company's commitments pursuant to the Control Agreement. The offer to the remaining shareholders to purchase their shares for DEM 281 per share still applies pending legal consideration of the underlying valuation, which may also

NOTE 26 Contingent liabilities, cont.

affect the obligation to pay an annual dividend of DEM 17.15 per share to the remaining minority shareholders. The valuation issue was ruled on in the first instance, which in October 2004 decided to set the value at EUR 188.67 per share and the annual dividend to EUR 17.32 per share (reduced by applicable corporate tax). The minority shareholders and SCA have appealed the ruling, as a result of which there is as yet no legally binding decision.

SCA entered into lease-out/lease-in transactions during 1996 with American banks as counterparties pertaining to the two LWC plants in Ortviken, Sweden. The terms of the contracts were originally 32 and 36 years. However, SCA has the opportunity to cancel the transactions in 2014 and 2015, respectively, without incurring any financial consequences. At the time the transactions were effected, the net present value of the leasing amount which SCA has undertaken to pay amounted to about SEK 4 billion or USD 611 M. This amount, in accordance with the agreements, is partly deposited in accounts in banks with at least AA rating, and partly in US securities with an AAA rating. SCA carries the credit risk against the depositary banks, but this is considered, as a result of the structure of the agreements, to be insignificant. Should the rating of a depositary bank decline in the future, SCA has the possibility to transfer the deposit to another bank with a better rating. Moreover, SCA is liable to take such action if the depositary bank's rating falls below A. The counterparties have accepted that the deposited funds are applied for the leasing undertakings. The advance payments and deposits were netted during 1996 in the balance sheet. Should SCA as the result of extraordinary events (of a force majeure nature) elect not to fulfill, or cannot fulfill the leasing contracts, SCA is liable to compensate the counterparties for financial losses which may be incurred as a result. Compensation varies during the lifetime and can amount to a maximum of about 20% of the present value of the leasing amount. The agreements were composed and examined by legal experts in Sweden and the U.S. and are considered to follow the standard practice for lease-out/lease-in transactions.

During 2000, SCA entered into a leasing transaction with American banks as counterparties pertaining to the Östrand pulp mill in Timrå, Sweden. The term of the transaction was originally 30 years. However, SCA has the opportunity to cancel the transactions in 2017 without incurring any financial consequences. At the time the transactions were effected, the current value of the leasing amount which SCA has undertaken to pay amounted to about SEK 4 billion or USD 442 M. Of this amount, in accordance with the agreement, an amount corresponding to SEK 3.6 billion is partly deposited in accounts in banks with an AA rating, and partly in US securities with a AAA rating. SCA carries the credit risk against the depositary banks, but this is considered, as a result of the structure of the agreements, to be insignificant. Should the rating of a depositary bank decline in the future, SCA has the possibility to transfer the deposit to another bank with a better rating. The counterparties have accepted that the deposited funds are applied for the leasing undertakings. The advance payments and deposits were netted during 2000 in the balance sheet. Should SCA as the result of extraordinary events (of a force majeure nature) elect not to fulfill, or cannot fulfill the leasing contracts, SCA is liable to compensate the counterparties for economic losses that may be incurred as a result. Compensation varies during the lifetime and can amount to a maximum of about 15% of the present value of the leasing amount. The agreements, as in the 1996 transactions, were composed and examined by legal experts in Sweden and the US and are considered to follow the standard practice for this type of transaction.

The three ships which are included in SCA's distribution system are owned and financed by three bank-controlled companies. The vessels are operated by Gorthon Lines AB under three so-called bare-boat charters and are placed at the disposal of SCA Transforest by Gorthon Lines AB under three time charters. In the event that Gorthon Lines AB does not fulfill its obligations to the owners, SCA Transforest is committed to assume the bare-boat charters on behalf of Gorthon Lines AB or acquire the vessels.

During 2001, certain subsidiaries in France, the UK and Germany entered into agreements with bank-controlled companies pertaining to the ongoing sale of certain accounts receivables through a so-called securitization program. Sold accounts receivable are reported in the consolidated accounts as a reduction in the accounts receivable line item. As a hedge against losses, the buying company receives a certain portion of the consideration for the accounts receivables. This amount is reported under other current receivables. The current costs for the program is reported as a financial expense. During the term of this program there is monthly settlement and the interest-rate adjustment term is less than 30 days. The total net proceeds amounted at the close of 2004 to SEK 1,250 M. The program was concluded in February 2005.

In raising certain credits, at the request of the lender, companies in the Group provided letters of comfort and other, similar support letters. To the extent that similar documents are not reported as contingent liabilities, the assessment was made that said documents cannot serve as a basis for payment obligations. In addition, a negative clause was included in certain loan agreements, with the consequence that the borrower cannot, without the approval of the lender, pledge collateral for other commitments during the credit period.

In 1998, the tax authorities ruled not to permit SCA deduction for a capital loss in conjunction with restructuring of the Group's operations. The ruling resulted in a demand for additional taxes and fees amounting to SEK 470 M. SCA appealed the ruling and the county administrative court ruled in December 2004 in the company's favor. This ruling has been appealed in part by the tax authorities, which is maintaining its demand corresponding to additional tax of about SEK 163 M. Based on the opinion of external tax expertise, SCA assesses that the ruling by the county administrative court will not be changed. Accordingly, no provision has been made in the closing accounts.

In a tax dispute, the Spanish authorities have claimed additional taxes amounting to EUR 19.5 M, including interest. The claim is related to restructuring measures that the sellers of a Spanish company carried out prior to SCA's acquisition of the company in 1997. SCA has provided a surety for payment of the taxes but is challenging the claim and assesses that the claim will not be upheld in court. Consequently, no provision has been made in the closing accounts.

In the sale of companies and operations SCA has provided the customary seller guarantees.

NOTE 27 Assets pledged

	Group						Parent Company				
SEK M	Owed to credit institutions	Other interest-bearing debt	Other	Total 2004	Total 2003	Total 2002	Owed to credit institutions	Other interest-bearing debt	Other	Total 2004	Total 2003
Real estate mortgages	706	0	0	706	1,713	1,538	481	–	–	481	481
Chattel mortgages	34	110	6	150	61	119	–	20	–	20	20
Other mortgages	0	0	36	36	37	38	–	–	36	36	37
Total	**740**	**110**	**42**	**892**	**1,811**	**1,695**	**481**	**20**	**36**	**537**	**538**

Certain of these assets were pledged as collateral for debt amounting to SEK 360 M (163; 272) at year-end 2004.

NOTE 28 Tax assessment values

Tax assessment values relate to assets in Sweden, as follows:

	Group			Parent Company	
SEK M	2004	2003	2002	2004	2003
Buildings	2,392	2,567	3,642	10	11
Land and other property	11,059	10,543	8,024	8,624	8,200
Total	**13,451**	**13,110**	**11,666**	**8,634**	**8,211**

The book value of buildings with tax assessment values in accordance with the above was SEK 1,789 M (1,690; 1,556) in the Group. The book value of land and other property with tax values in accordance with the above was SEK 8,432 M (7,791; 6,097) in the Group.

NOTE 29 Value of forestland

SEK M	2004	2003	2002	2001	2000
Book value	9,354	9,325	5,870	5,851	5,037
Tax assessment value, forestland	3,094	2,530	1,654	2,096	1,598
Taxed forest value	7,858	7,858	6,223	6,230	6,231
Tax value forest, total	**10,952**	**10,388**	**7,877**	**8,326**	**7,829**

The forest value is the value of SCA's foresland with growing forest. The value is calculated based on the land's production cabability (site class), timber volume and felling costs.

The tax value of forestland is included in reported tax value of land and other property in Note 28.

NOTE 30 Number of employees and wages, salaries and remuneration

Average number of employees	2004	2003	2002
Parent Company	83	78	77
of whom, women	*47%*	*50%*	*52%*
Subsidiaries, Sweden	6,279	6,184	6,127
of whom, women	*21%*	*22%*	*23%*
Subsidiaries, other countries	40,438	35,365	35,332
of whom, women	*27%*	*25%*	*24%*
Joint-venture companies	3,119	2,564	1,838
of whom, women	*23%*	*26%*	*27%*
SCA Group total	**49,919**	**44,191**	**43,374**
of whom, women	*26%*	*24%*	*24%*
Number of countries	54	44	43

Women comprise 8% (6) of the total number of Board members and senior executives.

Wages, salaries and remuneration, SEK M	2004	2003	2002
Parent Company			
Board of Directors[1], President and Exec. VPs	18	17	28
of which, variable salary	*2*	*1*	*10*
Other employees	67	53	59
Total, Parent Company	**85**	**70**	**87**
Subsidiaries			
Board of Directors, President and Exec. VPs	152	232	323
of which, variable salary	*9*	*57*	*51*
Other employees	13,700	12,866	12,313
Total, subsidiaries	**13,852**	**13,098**	**12,636**
Joint-venture companies			
Boards of Directors, Presidents and Exec. VPs	30	22	48
of which, variable salary	*0*	–	*2*
Other employees	379	288	282
Total Joint-venture companies	**409**	**310**	**330**
Group total	**14,346**	**13,478**	**13,053**
of which, Boards of Directors, Presidents and Exec. VPs	*200*	*271*	*399*
of which, variable salary	*11*	*58*	*63*

[1] Includes the Board fees decided by the Annual General Meeting of SEK 3.1 M (3.5; 2.6), which is distributed with SEK 1,050,000 to the Board Chairman and SEK 350,000 to each of the other Board members elected at the Annual General Meeting. In addition, SEK 50,000 is included in remuneration for committee work to each of the Board members in the salary committee.

Statutory and contractual payroll expenses, SEK M	2004	2003	2002
Parent Company	66	53	66
of which, pension costs[1]	*36*	*29*	*22*
Subsidiaries	4,236	3,996	3,698
of which, pension costs	*1,383*	*1,299*	*944*
Joint Venture companies	120	70	51
of which, pension costs	*24*	*20*	*33*
Group total	**4,422**	**4,119**	**3,815**
of which, pension costs[2]	*1,443*	*1,348*	*999*

[1] SEK 13 M (14;12) of Parent Company pension costs pertain to the Board, President and Exec. VPs. Former Presidents, Exec. VPs and their survivors are included. The company's outstanding pension commitments to them amount to SEK 180 M (162; 157). The corresponding information in accordance with legal accounting rules amounts to SEK 27 M (34; 46) and SEK 188 M (179; 172). Total pension costs based on legal rules for the Parent Company amount to SEK 43 M (52; 71).

[2] SEK 48 M (46; 40) of pension costs pertain to the Boards, Presidents and Exec. VPs. Former Presidents, Exec. VPs and their survivors are included. The company's outstanding pension commitments to them amount to SEK 314 M (287; 344).

Distribution of employees by age groups	21–30	31–40	41–50	51–60
	19%	31%	29%	18%

Slightly less than 2% of SCA's employees are under the age of 20, and slightly less than 2% are older than 60.

During 2004, SCA invested approximately SEK 180 M (120) in competence-enhancement measures, corresponding to slightly less than SEK 3,600 (3,000) per employee.

The added-value per employee in 2004 amounted to SEK 489,000 (535,000; 599,000).

The proportion of college-educated personnel amounts to slightly more than 12% (10).

During 2004, 6,037 persons left SCA while 6,529 were added. The figures include voluntary severance as well as the effects of rationalization measures and layoffs. In addition, a significant portion relates to summer jobs for students and seasonal work within forest management, etc.

The total absence due to illness in the Swedish companies during 2004 amounted to 6% (women 7%; men 5%). Some 63% of absences are long-term.

The total absence due to illness in the Parent Company during 2004 amounted to 2% (women 3%; men 2%). Some 56% of absences are long-term.

NOTE 31 Remuneration to senior executives

Principles

A fee is paid to the Board Chairman and other members elected by the Annual General Meeting in accordance with the decision of the Annual General Meeting. A separate fee is paid for work carried out in Board committees. Distribution of fees 2004 is presented in Note 30.

Remuneration to the CEO and other senior executives comprises a base salary, any variable remuneration, other benefits and pension. Other senior executives include executive vice presidents, business group presidents and head of central staff units, and heads of corporate staff units; see page 94–95 for composition of the group.

The distribution between base salary and variable remuneration must be in proportion to the executive's responsibility and authority. For the CEO, as well as other senior executives, the variable remuneration is maximized at 50% of the base salary. The variable remuneration shall be based on the outcome in relation to established goals and, to the extent possible, be linked to the value development for the SCA share that accrues to the shareholders. With regard to the company's variable remuneration, see below under variable remuneration.

Pension benefits, variable remuneration and other benefits to the CEO and other senior executives comprise parts of the total remuneration.

Remuneration and other benefits during the year

SEK	Base salary/ Board fees	Variable remuneration	Other remuneration	Pension benefit costs	Total
Board Chairman	1,100,000	–	329,954	429,901	1,859,855
CEO	5,753,560	–	321,488	3,090,568	9,165,616
Other senior executives	38,830,770	7,596,599	2,025,074	17,772,577	66,225,020
Total	**45,684,330**	**7,596,599**	**2,676,516**	**21,293,046**	**77,250,491**

Comments to table

- In applying the company's earlier contract, the Chairman of the Board, who was previously CEO and Group President in SCA, from the date he left employment in 2002 and until he reaches age 65, he will in all significant respects remain at the remuneration level that is comparable to his previous employment benefits (excluding variable remuneration). In addition to contractual pension, he will accordingly receive an annual supplementary amount, which for 2004 amounted to SEK 1,823,976. As shown in the table above he also received fees for serving as SCA's Board Chairman and in its remuneration committee amounting to SEK 1,100,000. A salary increase of 3.5% was decided for the CEO in 2004 and 5% for 2005.
- Variable remuneration covers fiscal 2004 but is paid during 2005. For information about how the variable remuneration is calculated, see below under Variable remuneration.
- Other benefits pertain to housing and a company car (excluding fuel).
- Most of the Group's senior executives have defined-benefit pension plans. Pension costs pertain to the costs that affected earnings for the year, excluding special salary tax. For additional information about pensions, see below under Pensions and severance pay.

NOTE 31 *Remuneration to senior executives, cont.*

Variable remuneration

SCA's variable remuneration program involves executives at the Group and business group level. For 2004 and onwards, the program involves a cash flow and share-related component which, combined, can give a maximum remuneration amounting to 50% (60% for North American managers) of the annual base salary.

The cash flow-related component is based on an earnings period of one year. The outcome, which for 2004 and 2005 may amount to a maximum of 50% (60% for North American managers) of the base salary and from 2006 and onwards to a maximum of 25% (30% for North American managers), is dependent on whether or not the predetermined targets for operating cash flow are achieved. Any result is paid in cash after the close of each earnings period. The target for the CEO, Executive Vice Presidents and business group presidents is set annually by the Board of Directors Salary Committee. The targets for other executives are determined by the CEO.

Similarly, the share-related component is based on an earnings periods of one year, beginning in 2006, however. The result depends on how the value (referred to as real return) of SCA's series B share progresses over a three-year period in relation to the value trend among SCA's competitors in Sweden and abroad. Activation requires that the real return for SCA series B share exceeds the average real return among a comparative group. The maximum annual return is 25% (30% for North American executives) of the base salary during the particular earnings period. Any result is paid in cash.

The CEO receives no variable remuneration in 2004.

For other senior executives, the program resulted in an average remuneration corresponding to 19% of the base salary, which will be paid during 2005.

Financial instruments, etc.

	Stock options	
Previous years' programs	2001/2008 Amount	2002/2009 Amount
Board Chairman (formerly CEO)	40,000	40,000
CEO	20,000	35,000
Other senior executives	127,333	155,000
Total	**187,333**	**230,000**

Comments to table

- At 31 December 2004, senior executives held stock options from the 2001/2008 and 2002/2009 programs. For more detainee terms and conditions for these programs, refer below. Other programs from previous years have now terminated.
- During 2001 and 2002, about 200 senior executives received stock options at no cost at a value (theoretically calculated) which on the date did not exceed about 20% of the particular executive's base salary. The total number of stock options for both years allotted to the specific executives amounted to about 1,800,000. The lifetime of the options is seven years and one-third of them may be exercised after one year, one-third after two years and the remaining 1/3 after three years. When exercising the options, the employee must make payment corresponding to the average latest paid price for series B shares in SCA during a certain period prior to the allotment date. For options allotted in 2001, the exercise price was set at the average share price during ten-day period in May 2001, SEK 220.00. For the options allotted in 2002, the exercise price was set at the average share price during ten-day period in May 2002, SEK 347.50. The options have so many entitlement restrictions that they are considered to lack market value. A theoretical value has been calculated based on the Black & Scholes valuation model. Based on analysis of the historical volatility for the company's and comparable companies' market prices, the expected volatility during the lifetime of the options is calculated at 25%. The entitlement restrictions have a value-reducing effect which, among other factors, is calculated based on the company's expected personnel turnover and the probability of exercise before expiration. In total, the estimated value reduction corresponds to 30% in relation to the value calculated for the stock options in accordance with the Black & Scholes valuation model. The theoretical value of the options at 31 December 2004 has been calculated for the 2001 allotted options at about SEK 49 per option and the 2002 allotted options at about SEK 21 per option. The expenses for social fees at exercise of the stock options has been hedged with regard to increases in the price of the SCA share. The risk of a downturn in the share price is not hedged. A decline to a price of SEK 200 would result in a financial cost of about SEK 34 M. Hedging is conducted in share swaps at a nominal SEK 109 M. The market value at year-end was about neg. SEK 2 M. The hedging transactions will be recognized in income in pace with exercise of the options and subsequently the social costs arise.
- During 2004, no senior executives exercised options from the 2001/2008 or the 2002/2009 program.

Pensions and severance pay

The pension agreement for the CEO, who has a defined-benefit plan, is formulated so that the old-age pension (including general pension benefits) is paid from the age of 65 at 70% of salary at retirement (excluding variable remuneration). However, he is entitled to retire at 60, with 70% of salary at retirement (excluding variable remuneration) between the ages of 60 and 65 and subsequently with 50% of salary at retirement (excluding variable remuneration). In both cases, full pension is contingent upon employment being sustained in the Group during at least 20 years from the date the CEO reached 40 years of age. Upon termination of employment prior to age 65, a paid-up policy is received for pension payments from age 65 or 60. This is contingent upon employment being sustained in the Group during at least 3 years from the date the CEO reached 40 years of age. In addition, beneficiaries' pension amounts to about 50% of retirement pension.

The agreement with the CEO stipulates a period of notice of termination of two years if such notice is given by the company. The CEO has a corresponding right with a period of termination of one year. If notice is given by the company, the CEO is not obligated to serve during the period of notification. The agreement does not contain any stipulations with regard to severance pay.

In the case of most of the other senior executives in the Group there is a defined-benefit pension plan, which grants the executive the right at age 65 to receive a pension (including general pension benefits) at up to 70% of the salary (excluding variable salary). However, they are entitled to retire at 60 with 70% of the salary at retirement (excluding variable remuneration), between 60 and 65 and subsequently with 50% of the salary at retirement (excluding variable remuneration). Normally, full pension requires the executive having been employed in the Group for 20 years. Upon termination of employment prior to reaching retirement age, a paid-up policy is received for pension payments from age 65 or 60, under the condition that the executive, after reaching the age of 40, has been employed in the Group for at least three years. In addition, beneficiaries' pension amounts to about 50% of retirement pension.

The applicable pension plan for the CEO and most of the other senior executives has been closed for new entries. Accordingly, during 2004 a new pension plan was established. The new plan is a combination defined-benefit and defined-contribution pension plan that provides the executives the right at age 60 to receive a pension (including general pension benefits) of up to 45% of the average salary (excluding variable remuneration) for three years prior to retirement age. For full pension, the individual must have been employed for at least 20 years calculated from 40 years of age. Upon termination of employment prior to reaching retirement age, a paid-up policy is received for pension payments from age 60, under the condition that the executive, after reaching the age of 40, has been employed in the Group for at least three years. Survivor's pension amounts to about 50% of retirement pension. In addition to the defined-benefit pension, a pension is paid based on the company's paid-in premiums. The premium paid for each year of service amounts to 10% of the executive's basic salary and is invested in a fund or insurance slected by the individual.

In normal cases, a notification period of two years applies between the company and other senior executives at notice given by the company. The executive has a corresponding right with a period of notification of one year. In normal cases, the executive is expected to remain at the company's disposal during the period of termination. The agreement does not contain any stipulations with regard to severance pay.

Preparation and decision processes

During the year, the Remuneration Committee submitted to the Board recommendations regarding the principles for remuneration of senior executives. The recommendation contained the proportions between fixed and variable remuneration and the size of any salary increases. In addition, the Remuneration Committee proposed criteria for assessing variable remuneration and pension terms.

The Board discussed the Remuneration Committee proposal and decided based on the committee's recommendations.

The remuneration to the CEO and other senior executives for fiscal 2004 was decided by the Board based on the Remuneration Committee's recommendation. The affected executives did not participate in remuneration matters pertaining to themselves.

When it was deemed appropriate, the work of the Remuneration Committee was carried out with the support of external expertise. For information amount the composition of the Remuneration Committee, see page 10.

NOTE 32 **Part ownership and option program**

1999, senior executives in the Group were invited to participate in a five-year option program. Custos, Industrivärden and Skandia issued a total of 942,000 call options. The price of the options was established at SEK 20 per option, which was the market price. Each call option granted the right, from 26 April 2004 through 28 May 2004, to acquire one B share in SCA at a redemption price of SEK 283. After adjustment for the new issue in 1999, each call option carried rights to acquire 1.06 shares at an exercise price of SEK 268.17 per share.

NOTE 33 Transition to IAS/IFRS in 2005

In accordance with a decision by the European Union, EU, publicly listed companies are obliged to prepare their consolidated accounts in compliance with international accounting principles established by the International Accounting Standards Board, IASB. These principles are presented in standards called IAS, International Accounting Standards (established before 2002) and IFRS, International Financial Reporting Standards (established in 2003). In addition to these standards, interpretations have been published and presented in documents entitled SIC and IFRIC, respectively.

EU must approve IASB's standards and interpretation before they are included in EU's regulations. EU has still not approved all sections of IAS 39, Financial Instruments: Recognition and Measurement. These sections have no effects on SCA.

As of 2005, SCA will prepare its consolidated accounts in compliance with these international accounting principles. The 2004 Annual Report, accordingly, is the last report to be prepared by SCA in accordance with the principles in recommendations issued by the Swedish Financial Accounting Standards Council (RR).

In recent years, RR has adapted largely to IAS regulations and large sections of IASB's regulations, accordingly, are already applied by SCA. Some significant differences remain, however, and SCA's financial accounts will be affected to a considerable degree by the transition. Financial Instruments: Recognition and Measurement, IAS 39, and IAS 41 dealing with agricultural and forestry operations, for example, have not been included in the Swedish accounting principles. IFRS 3, which applies to consolidated financial accounts, has significant differences from RR recommendations.

IFRS 1, First-Time Adoption of International Financial Reporting Standards, presents regulations for the transition from previously applied regulations to IAS/IFRS. Among other effects of the transition rules, SCA's reporting of employee benefits, which have been reported in accordance with IAS 19 since 1999, will still be affected.

According to IFRS 1, only one comparative year needs to be prepared under IAS/IFRS regulations. In the future, accordingly, SCA will continue to report 2003 results in accordance with currently applicable regulations. The transition date for reporting in compliance with IAS/IFRS, therefore, is 1 January 2004.

IFRS 1 contains special transition rules that may be applied the first time a company applies IAS/IFRS.

- In the transition, a company may choose to apply the regulations in IFRS 3, Business Combinations, from the effective date of the transition. SCA has chosen to apply this transition rule.
- IFRS permits a company to value its fixed assets at fair values from the transition date and use these values as acquisition values in future reports. SCA has chosen not to apply this transition rule.
- Accumulated translation differences, including the effects of hedging positions, must be attributable to individual Group companies in accordance with IAS 21, Effects of changes in foreign exchange rates. IFRS 1 permits translation differences to be assumed as zero as per the transition date. SCA has chosen to apply this transition rule.
- In accordance with IFRS 1, no distribution of embedded financial instruments is required under certain conditions. The provision is not applicable for SCA due to the significance aspect.
- Rules for different transition dates for companies within a Group. Not applicable for SCA.
- Rules for reclassification of previously reported financial instruments. Not applicable for SCA.
- Share-based Payments under programs established before 7 November 2002, are not required to be expensed in accordance with IFRS 2. SCA has chosen to apply this transition rule. There are no programs established after this date.
- Rules reporting insurance contracts. Not applicable for SCA.

In accordance with an amendment to IAS 19, Employee Benefits, which was adopted by IASB in December 2004, a company is permitted to report actuarial gains and losses directly under shareholders' equity. SCA has chosen to apply this transition rule. SCA is currently applying the so-called corridor clause. EU has not approved the supplement, but SCA is assuming that approval will be granted in the beginning of 2005. Capitalized actuarial gains and losses as per 1 January 2004, as well as changes during 2004, were reported under shareholders' equity when the transition was made to IAS/IFRS.

IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, will be applied from 1 January 2005.

The following is a reconciliation of financial reporting in accordance with currently applicable regulations and financial reporting in compliance with IAS/IFRS. The transition date for reporting in compliance with IAS/IFRS is 1 January 2004. The reconciled statements below, therefore, include a comparison between the balance sheet as per 31 December 2003 and the opening balance on 1 January 2004. IAS 39 and 32 will be applied from 2005 and forward. The balance as per 31 December 2004, therefore, was not affected by these regulations. A description of the effects of IAS 39 on the opening balance as per I January 2005 is presented at the conclusion of this Note, however. The current balance sheet and statement of earnings has been used as the starting point in the reconciliation. These accounts are presented in a somewhat different manner in accordance with IAS/IFRS.

The accounts presented below were prepared in accordance with the currently applicable IAS/IFRS standards. New standards and interpretations may be published during 2005, which could impact the transition effects presented here.

Balance sheet

SEK M		1 Jan 2004			31 Dec 2004		
		Current principles	Effects of transition to IFRS	In accordance with IFRS	Current principles	Effects of transition to IFRS	In accordance with IFRS
ASSETS							
Goodwill	Note a	14,586	–	14,586	15,970	1,161	17,131
Patents, trademarks and similar	Note b, c	897	–	897	1,997	28	2,025
		15,483	**–**	**15,483**	**17,967**	**1,189**	**19,156**
Buildings and land	Note d, e	24,843	–8,112	16,731	25,861	–8,126	17,735
Growing forests	Note d	–	17,120	17,120	–	17,383	17,383
Machinery and equipment	Note c, e	34,325	23	34,348	36,686	70	36,756
Construction in progress		3,234	–	3,234	2,840	–	2,840
		62,402	**9,031**	**71,433**	**65,387**	**9,327**	**74,714**
Shares and participations		658	–	658	696	–	696
Capital investment shares		695	–	695	444	–	444
Interest-bearing receivables	Note f	2,552	–2,239	313	2,472	–1,790	682
Deferred tax receivables	Note f	157	3	160	605	–	605
Other long-term receivables		84	–	84	77	–	77
		4,146	**–2,236**	**1,910**	**4,294**	**–1,790**	**2,504**
Total current assets		**82,031**	**6,795**	**88,826**	**87,648**	**8,726**	**96,374**
Inventories		8,098	–	8,098	9,319	–	9,319
Accounts receivable		10,332	–	10,332	11,725	–	11,725
Tax receivables		655	–	655	564	–	564
Other current receivables		3,795	–	3,795	4,166	–	4,166
Short-term investments		749	–	749	891	–	891
Cash and bank deposits		1,696	–	1,696	2,735	–	2,735
Total current assets		**25,325**	**–**	**25,325**	**29,400**	**–**	**29,400**
Total assets	Note m	**107,356**	**6,795**	**114,151**	**117,048**	**8,726**	**125,774**

Balance sheet, cont.

SEK M		1 Jan 2004 Current principles	Effects of transition to IFRS	In accordance with IFRS	31 Dec 2004 Current principles	Effects of transition to IFRS	In accordance with IFRS
SHAREHOLDERS' EQUITY, PROVISIONS AND LIABILITIES							
Share capital		2,350	–	2,350	2,350	–	2,350
Restricted reserves	Note g	19,252	–3,528	15,724	19,193	–3,441	15,752
Accumulated translation differences	Note g	–3,528	3,528	0	–4,138	3,539	–599
		18,074	**0**	**18,074**	**17,405**	**98**	**17,503**
Non-restricted reserves	Note g	25,388	4,054	29,442	28,175	3,759	31,934
Accumulated translation differences	Note g	1,217	–1,217	0	818	–1,217	–399
Net earnings for the year		5,075	–	5,075	3,639	1,553	5,192
		31,680	**2,837**	**34,517**	**32,632**	**4,095**	**36,727**
Minority interest	Note h	–	751	751	–	740	740
Total shareholders' equity	Note l	**49,754**	**3,588**	**53,342**	**50,037**	**4,933**	**54,970**
Minority interest	Note h	751	–751	–	768	–768	–
Provisions for pensions	Note f	2,569	1,897	4,466	2,046	2,342	4,388
Provisions for taxes	Note k	9,847	2,021	11,868	9,048	2,160	11,208
Other provisions	Note i	1,204	–51	1,153	1,170	–32	1,138
		13,620	**3,867**	**17,487**	**12,264**	**4,470**	**16,734**
Long-term interest-bearing debt	Note e	15,500	68	15,568	19,092	63	19,155
Other long-term liabilities		163	–	163	90	–	90
		15,663	**68**	**15,731**	**19,182**	**63**	**19,245**
Current interest-bearing debt	Note e	9,766	23	9,789	15,753	23	15,776
Accounts payable		9,280	–	9,280	10,150	–	10,150
Taxes payable		1,011	–	1,011	891	–	891
Other current liabilities	Note f	7,511	–	7,511	8,003	5	8,008
		27,568	**23**	**27,591**	**34,797**	**28**	**34,825**
Total provisions and liabilities	Note m	**56,851**	**3,958**	**60,809**	**66,243**	**4,561**	**70,804**
Total shareholders' equity, *provisions and liabilities*		**107,356**	**6,795**	**114,151**	**117,048**	**8,726**	**125,774**

Statement of earnings

SEK M		2004 Current principles	Effects of transition to IFRS	In accordance with IFRS
Net sales		89,967	–	89,967
Change in inventories		–688	–	–688
Change in fair value of growing trees	Note d	–	252	252
Work performed and capitalized		201	–	201
Other operating revenues		1,364	–	1 364
		90,844	**252**	**91,096**
Operating expenses				
Raw materials and consumables		–33,370	–	–33,370
Other external costs	Note e	–24,144	8	–24,136
Personnel costs	Note f	–19,937	519	–19,418
Depreciation of tangible and intangible assets	Note a, b, e	–7,385	1,233	–6,152
Other operating expenses	Note i	–350	–19	–369
Total operating expenses		**–85,186**	**1,741**	**–83,445**
Share in earnings of associated companies	Note j	32	–14	18
OPERATING PROFIT		**5,690**	**1,979**	**7,669**
Financial items				
Income from shares and participations	Note f	88	2	90
Interest income and similar profit/loss items		364	–	364
Interest expense and similar profit/loss items	Note f	–1,303	–235	–1,538
Total financial items		**–851**	**–233**	**–1,084**
PROFIT AFTER FINANCIAL ITEMS		**4,839**	**1,746**	**6,585**
Taxes	Note k	–1,172	–221	–1,393
Minority interest		–28	28	–
NET EARNINGS FOR THE YEAR	Note n	**3,639**	**1,553**	**5,192**
Net earnings for the year attributable to:				
Minority interest	Note h	–		28
Group shareholders		–		5,153
Earnings per share, SEK				
– before full dilution, total		15.59	6.66	22.25
– after full dilution, total		15.58	6.65	22.23

IFRS **Note a. Goodwill**

IFRS 3 prohibits the amortization of goodwill. Instead, goodwill and other intangible assets with indefinite lifetimes must be tested for impairment at least annually to determine if an amortization requirement exists. SCA has conducted the impairment test and determined that no amortization requirement exists.

In the future, the regulation prohibiting goodwill amortization will be applied from the transition date, whereby the net value of existing goodwill as per 1 January 2004 will be considered as the new acquisition value.

Goodwill will be reported henceforth at acquisition value, adjusted for eventual write-downs.

Amortization during 2004, SEK 1,213 M, is reversed.

Adjustment in reported goodwill to comply with IFRS regulations

Goodwill is tax-deductible in some Group companies, and deferred tax is also impacted, accordingly.

SEK M	1 Jan 04 Opening balance at transition to IFRS	2004 Transactions during the year	31 Dec 04 Closing balance
BALANCE SHEET			
Goodwill	–	1,161	1,161
Total assets	**–**	**1,161**	**1,161**
Deferred tax liability	–	67	67
Shareholders' equity, non-restricted reserves, translation differences	–	–51	–51
Shareholders' equity, net earnings for the year	–	1,145	1,145
Total liabilities and shareholders' equity	**–**	**1,161**	**1,161**
STATEMENT OF EARNINGS			
Depreciation of tangible and intangible assets		1,213	
Deferred tax		–68	
Total effect on profit		**1,145**	

IFRS **Note b. Trademarks**

In accordance with IAS 38, trademarks are allowed to have indefinite lifetimes. These trademarks shall not be depreciated, but impairment tested annually to determine if a write-down requirement exists, in the same way that goodwill is tested. SCA has identified and valued a number of trademarks in companies acquired during 2004. Some have such strong positions in their areas that a limited lifetime for SCA's perspectives cannot be determined. In compliance with Swedish regulations, these trademarks were depreciated during 2004. These depreciations are reversed. The total acquisition value of trademarks with indefinite lifetimes is SEK 1,014 M.

Adjustments in trademarks with indefinite lifetimes to comply with IFRS regulations

SEK M	1 Jan 04 Opening balance at transition to IFRS	2004 Transactions during the year	31 Dec 04 Closing balance
BALANCE SHEET			
Patents, trademarks and similar	–	24	24
Total assets	**–**	**24**	**24**
Deferred tax liability	–	7	7
Shareholders' equity, net earnings for the year	–	17	17
Total liabilities and shareholders' equity	**–**	**24**	**24**
STATEMENT OF EARNINGS			
Depreciation of tangible and intangible assets		24	
Deferred tax		–7	
Total effect on profit		**17**	

IFRS **Note c. Successive acquisitions**

Acquisitions of companies may be implemented in stages. IFRS stipulates that assets and liabilities in the acquired company be valued at fair value for every stage of the acquisition. Values of assets and liabilities in ownership interests already held by the company shall be adjusted to fair value and charged against restricted reserves under shareholders' equity. In accordance with regulations applied to date, no revaluations of ownership interests held in a company's assets and liabilities have been made when additional shares in the company were acquired. During 2004, SCA acquired additional interests in companies that were previously partly owned, as associated companies or joint ventures. Revaluations of the assets attributable to interests already owned in the companies are now being made in the transition to IAS/IFRS. For acquisitions in 2004, a valuation to fair value was made of the entire asset mass in such companies.

Adjustments in successive acquisitions to comply with IFRS regulations

SEK M	1 Jan 04 Opening balance at transition to IFRS	2004 Transactions during the year	31 Dec 04 Closing balance
BALANCE SHEET			
Patents, trademarks and similar	–	4	4
Machines and inventory	–	48	48
Total assets	**–**	**52**	**52**
Deferred tax liability	–	16	16
Total liabilities and shareholders' equity	–	36	36
Total liabilities and shareholders' equity	**–**	**52**	**52**

IFRS **Note d. Forest assets**

IAS 41, Agriculture and Forestry, will be applied in reporting of biological assets, including forest assets. Since previously applied principles did not contain specific rules for valuations of biological assets, SCA has reported its forest assets based on acquisition cost, adjusted for value appreciation, which does not correspond with fair value as defined in IAS 41. The IAS 41 definition of biological assets includes growing forests. The land value is reported in accordance with regulations presented in IAS 16, Property, Plant and Equipment, and has not changed compared with previously applied reporting principles. Biological fixed assets will be valued and reported at fair value. In cases for which market prices or other comparable values are not available, the biological assets are valued at fair values of expected future cash flows from the assets.

There are no actual, market-based prices available for forestlands as large as SCA's forest holdings and, accordingly, valuations of growing forests are based on the expected future cash flow. The following assumptions were used in the calculation. The cash flows cover one production cycle, considered by SCA to be 100 years. The calculations are based on the felling plan that was approved in 1997. The discounted factor used in the calculations is based on a normal forestry company's weighted cost of capital (WACC weighted average cost of capital) before tax and amounts to 7.25%. The cash flow is calculated before tax.

The value of land was calculated as the difference between fair value of an eternal cash flow, which is normally used for large forest valuations, and the 100-year cash flow. The land value based on this calculation at 1 January 2004 amounted to SEK 899 M.

Reforestation is a requirement by law for felling in Swedish forestry operations. SCA, therefore, has included these costs in the cash flow calculation. Excluding reforestation costs, the value of growing forests would increase by approximately SEK 2 billion, with a corresponding decrease in the value of land, i.e. a negative value.

Deferred tax liability has been calculated on the entire value of the growing forests, which has been justified by this value's reflection of anticipated operating revenues in the statement of earnings attributable to felling/harvesting and thereby subject to taxation. Acquisition cost of all forest assets held by SCA has been attributed to land. The acquisition cost is not realized until forestlands are sold. The estimated value of land is lower than acquisiton cost, thereby creating a deferred tax asset. In the past, deferred tax was booked on revaluations of forest values.

Deferred tax liability, 1 January 2004	
Deferred tax liability related to growing forests	4,794
Previously booked deferred tax on forest assets	–1,422
Receivable related to deferred tax on forestlands	–102
Change in deferred tax related to forests assets	**3,270**

IFRS d. *Forest assets, cont.*

Adjusted value of forests in compliance with IFRS regulations

SEK M	1 Jan 04 Opening balance at transition to IFRS	2004 Transactions during the year	31 Dec 04 Closing balance
BALANCE SHEET			
Forestlands	–8,261	–11	–8,272
Trees	17,120	263	17,383
Total assets	**8,859**	**252**	**9,111**
Deferred tax liability	3,270	71	3,341
Shareholders' equity, non-restricted reserves	5,589	–	5,589
Shareholders' equity, net earnings for the year	–	181	181
Total liabilities and shareholders' equity	**8,859**	**252**	**9,111**
STATEMENT OF EARNINGS			
Change in fair value of growing trees		252	
Deferred tax		–71	
Total effect on profit		**181**	

IFRS **Note e. Leasing**

The transition rules in RR 6:99, Leasing agreements (§ 62), stipulate that leasing agreements entered before 1 January 1997 can be reported as operational leasing agreements. Since this regulation is already applied by SCA, and since IAS 17, Leases, does not contain a corresponding exemption clause, the leasing agreements affected by the transition were recalculated. The recalculations have been made from the effective dates of the agreements. The useful lifes for the holdings in question correspond with other equivalent fixed assets.

Adjusted value of leased assets in compliance with IFRS regulations

SEK M	1 Jan 04 Opening balance at transition to IFRS	2004 Transactions during the year	31 Dec 04 Closing balance
BALANCE SHEET			
Buildings	149	–3	146
Machinery and equipment	23	–1	22
Total assets	**172**	**–4**	**168**
Deferred tax liability	31	–	31
Long-term interest-bearing debt	68	–5	63
Current interest-bearing debt	23	–	23
Shareholders' equity, non-restricted reserves	50		50
Shareholders' equity, translation differences, non-restricted reserves	–	–1	–1
Shareholders' equity, net earnings for the year	–	2	2
Total liabilities and shareholders' equity	**172**	**–4**	**168**
STATEMENT OF EARNINGS			
Other external costs		8	
Depreciation		–4	
Interest expense		–2	
Total effect on profit		**2**	

IFRS **Note f. Pensions**

SCA has reported post-employment benefits paid to employees in accordance with the regulations in IAS 19, Employee Benefits, since financial year 1999. Actuarial gains and losses arising as a result of changes in actuarial assumptions, and other than expected value changes in managed assets, have been amortized over the employee's remaining term of employment to the extent the total gain or loss has fallen outside a corridor corresponding to 10% of the higher value of assumed pension obligations and fair value of the managed assets. In accordance to IAS 19 rules, the opening balance of liabilities for defined-benefit plans will consist of benefit values of the pension obligations after deduction of fair values of the managed assets and unvested past service cost. Actuarial gains and losses shall be divided from effective dates of the

IFRS f. *Pensions, cont.*

plans. The transition rules in IFRS 1 stipulate that the opening balance of liabilities will be calculated in accordance with the assumptions above, but that accumulated gains and losses on the transition date may be adjusted to zero and reported under shareholders' equity. For SCA, this means that gains and losses arising since 1999, to the extent they have not been amortized, are now booked under non-restricted reserves in shareholders' equity.

The supplement to IAS 19 adopted by IASB in December 2004 includes an exception regulation that permits actuarial gains and losses arising during the period to be reported as a change in shareholders' equity. SCA has decided to apply this exception, pending EU approval of the supplement in IAS 19.

The Swedish defined-benefit pension plans feature special salary tax calculated in accordance with URA 43. As a result of changed pension costs/liabilities, the special salary tax was calculated and reported in a comparable manner as the documentation on which it was based. Any change in the special salary tax resulting from an adjustment which is reported against shareholders' equity has, accordingly, also been reported against shareholders' equity, while changes recognized as income will be reported as changes the pension costs reported in earnings for the year.

SCA makes no other provisions for return tax other than what is required by local rules.

In summary, actuarial gains and losses (net after deferred taxes, a loss of SEK 2,853 M) existing at the transition date and actuarial gains and losses (net after special salary tax and deferred tax, a loss of SEK 244 M) arising in 2004 have been charged against unrestricted reserves in shareholders' equity, while the earnings effect, SEK 199 M, relates to reversed amortization during 2004 of actuarial gains and losses and the resulting adjustment of special salary tax, interest and deferred tax.

Adjusted provisions for pensions in compliance with IFRS

SEK M	1 Jan 04 Opening balance at transition to IFRS	2004 Transactions during the year	31 Dec 04 Closing balance
BALANCE SHEET			
Interest-bearing receivables	–2,239	449	–1,790
Deferred tax receivables	3	–3	–
Total assets	**–2,236**	**446**	**–1,790**
Provisions for pensions	1,897	445	2,342
Deferred tax liability	–1,280	–14	–1,294
Shareholders' equity, non-restricted reserves	–2,853	–244	–3,097
Shareholders' equity, translation differences, non-restricted reserves	–	55	55
Shareholders' equity, net earnings for the year	–	199	199
Other current liabilities, salary tax	–	5	5
Total liabilities and shareholders' equity	**–2,236**	**446**	**–1,790**
STATEMENT OF EARNINGS			
Personnel costs		519	
Interest expense		–233	
Interest income		2	
Deferred tax		–89	
Total effect on profit		**199**	

IFRS Note g. Translation differences in shareholders' equity

In accordance with IAS 21, the total translation difference in shareholders' equity for a company must be reported separately and transferred to the statement of earnings if, for example, the company is divested, and reported as part of the result from the sale. Translation differences in foreign companies must include the result of hedging transactions related to net investments in the companies. In accordance with transition rules in IFRS 1, it is permissible in conjunction with the transition to IAS/IFRS to assume that the translation difference in all companies is zero as per the transition date. Subsequent translation differences shall be reported separately only after the transition. SCA has chosen to apply this transition rule. Accumulated translation differences as per 1 January 2004 are no longer reported separately, accordingly, but rather included in respective line items for restricted and non-restricted reserves under Shareholders' Equity.

Adjusted translation differences in compliance with IFRS 1 regulations

SEK M	1 Jan 04 Opening balance at transition to IFRS	2004 Transactions during the year	31 Dec 04 Closing balance
SHAREHOLDERS' EQUITY			
Restricted reserves	–3,528	–	–3,528
Accumulated translation differences in restricted reserves	3,528	–	3,528
Non-restricted reserves	1,217	–	1,217
Accumulated translation differences in non-restricted reserves	–1,217	–	–1,217
Total shareholders' equity	**0**	**0**	**0**

IFRS Note h. Minority interest in earnings and shareholders' equity

In accordance with IAS 27, minority interest in shareholders' equity is reported separately as part of shareholders' equity, and not as a separate item among balance sheet liabilities. Minority interest will be reported on a separate line under shareholders' equity. Minority interest in earnings for the year will not be included as a deduction to calculate net earnings for the year, but rather reported separately as a disclosure entry under net earnings for the year in the statement of earnings.

IFRS Note i. Negative goodwill

In accordance with IFRS 3, any negative goodwill in an acquisition analyses shall be recognized as income at the acquisition date. No negative goodwill carried forward arises. Negative goodwill arising from acquisitions during 2004 was reported as income in 2004. Negative goodwill from acquisitions in prior years was adjusted in the opening balance and booked under capital reversals during 2004.

Adjusted negative goodwill in accordance with IFRS

SEK M	1 Jan 04 Opening balance at transition to IFRS	2004 Transactions during the year	31 Dec 04 Closing balance
BALANCE SHEET			
Other provisions	–51	19	–32
Shareholders' equity, non-restricted reserves	51	–	51
Shareholders' equity, *net earnings for the year*	–	–19	–19
Total liabilities and shareholders' equity	**0**	**0**	**0**
STATEMENT OF EARNINGS			
Other operating expenses		–19	
Total effect on profit		**–19**	

IFRS Note j. Share in earnings of associated companies

According to IAS Share in earnings of associated companies is reported net, after tax.

IFRS Note k. Taxes

A summary of the tax adjustments as an effect of the transition to IFRS rules as shown in Notes a–j above is presented below.

SEK M	Cross-reference	1 Jan. 04 Opening balance at transition to IFRS	2004 Transactions during the year	31 Dec. 04 Closing balance
Adjustment in deferred tax liabilities				
Goodwill	Note a	–	67	67
Trademarks	Note b	–	7	7
Successive acquisitions	Note c	–	16	16
Forest assets	Note d	3,270	71	3,341
Leasing	Note e	31	–	31
Pensions	Note f	–1,280	–14	–1,294
Translation differences		–	–8	–8
Total deferred tax liabilities		**2,021**	**139**	**2,160**
STATEMENT OF EARNINGS				
Goodwill	Note a		–68	
Trademarks	Note b		–7	
Forest assets	Note d		–71	
Pensions	Note f		–89	
Share in earnings of associated companies	Note j		14	
Total effect on profit, taxes			**–221**	

IFRS Note l. Shareholders' equity

A summary of effects on shareholders' equity from the adjustments to IFRS regulations as shown in Notes a–j above is presented below.

SEK M	Cross-reference	1 Jan. 04 Opening balance at transition to IFRS	2004 Transactions during the year	31 Dec. 04 Closing balance
Restricted reserves				
Zero-cancellation of translation differences as per 1 January 2004	Note g	–3,528	–	–3,528
Successive acquisitions	Note c	–	36	36
Transfers between nondistributable and distributable equity		–	51	51
		–3,528	**87**	**–3,441**
Accumulated translation differences, restricted				
Zero-cancellation of translation differences as per 1 January 2004	Note g	3,528	–	3,528
Change in year's translation differences in nondistributable equity		–	11	11
		3,528	**11**	**3,539**
Total nondistributable equity		**0**	**98**	**98**
Non-restricted reserves				
Zero-cancellation of translation differences as per 1 January 2004	Note g	1,217	–	1,217
Forest assets	Note d	5,589	–	5,589
Leasing	Note e	50	–	50
Pensions	Note f	–2,853	–244	–3,097
Negative goodwill	Note i	51	–	51
Transfers between nondistributable and distributable equity		–	–51	–51
		4,054	**–295**	**3,759**
Accumulated translation differences, non-restricted				
Zero-cancellation of translation differences as per 1 January 2004	Note g	–1,217	–	–1,217
		–1,217	**–**	**–1,217**
Net earnings for the year				
Goodwill	Note a		1,145	1,145
Trademarks	Note b		17	17
Forest assets	Note d		181	181
Leasing	Note e		2	2
Pensions	Note f		199	199
Negative goodwill	Note i		–19	–19
Minority interest	Note h		28	28
Total effects on net earnings for the year			**1,553**	**1,553**
Total distributable equity		**2,837**	**1,258**	**4,095**
Minority interest		**751**	**–11**	**740**
TOTAL SHAREHOLDERS' EQUITY		**3,588**	**1,345**	**4,933**

IFRS Note m. Summary of adjustments in balance sheet

Summary of adjustments to IFRS rules to the lines in balance sheet in which adjustments arise from more than one item

SEK M	Cross-reference	1 Jan. 04 Opening balance at transition to IFRS	2004 Transactions during the year	31 Dec. 04 Closing balance
Patents, trademarks and similar				
Trademarks	Note b	–	24	24
Successive acquisitions	Note c	–	4	4
Total patents, trademarks and similar		**–**	**28**	**28**
Buildings and land				
Forestland	Note d	–8,261	–11	–8,272
Leasing	Note e	149	–3	146
Total buildings and land		**–8,112**	**–14**	**–8,126**
Machinery and equipment				
Successive acquisitions	Note c	–	48	48
Leasing	Note e	23	–1	22
Total plant and machinery		**23**	**47**	**70**

IFRS Note n. Summary of adjustments in statement of earnings

Summary of adjustments to IFRS rules to the lines in statement of earnings in which adjustments arise from more than one item

SEK M	Cross-reference	2004 Transaktions during the year
Depreciation of tangible intangible assets		
Goodwill amortization	Note a	1,213
Trademarks	Note b	24
Leasing	Note e	–4
Total depreciation of tangible and intangible assets		**1,233**
Interest expense and similar profit/loss items		
Leasing	Note e	–2
Pensions	Note f	–233
Total interest expense and similar profit/loss items		**–235**

Cash-flow statements

The cash-flow statements for 2004 will be impacted by line item changes in the statement of earnings on which the statements are based. Most of the changes will be reversed under Adjustments for items not included in cash flow. In the operating cash-flow statement, some effects of the changes in pension reporting will be offset in a separate entry under financial items and net cash flow changes since this reflects changes in net debt affected by the change in reporting of pensions. Other effects on the cash-flow statement will be only marginal and attributable primarily to reporting changes for leases.

IAS 32 and 39, Financial instruments and hedging reporting

As of 1 January 2005, SCA has chosen to apply IAS 39 and 32 in accordance with IFRS 1. These two standards contain recommendations for the disclosure, presentation, recognition and measurement of financial instruments. No comparable figures for prior periods will be restated in SCA's reporting.

A significant difference from prior reporting is that financial derivatives shall be reported at fair value in the balance sheet.

The changes in fair (market) value of the derivative will affect the statement of earnings continuously, with the exception of those derivatives that meet the criteria for hedge accounting.

Another significant difference for SCA is that IAS 39 in its current version does not permit hedging of inter-Group flows. About 50% of SCA's transaction exposure arises through internal invoicing between countries. In accordance with IAS 39, this exposure does not qualify as a hedge object. Accordingly, the hedging transactions carried out by SCA to protect this exposure will continuously result in temporary effects in the statement of earnings and consequently a more volatile earnings trend. However, over time, the earnings will be the same as previously. The changes in fair value attributable to derivative instruments used to hedge externally forecast cash flow and electricity consumption will be reported as a separate part of shareholders' equity, contingent upon the requirements for hedge accounting are fulfilled.

SCA meets the requirements for hedge accounting for the derivatives used to hedge the Group's translation exposure with regard to foreign subsidiaries. As a result, the value changes arising from these transactions will be reported directly in shareholders' equity, as the same manner as previously.

SCA uses derivative instruments to achieve a correct currency balance and fixed-interest terms in its loan portfolio. SCA has established hedging relations for the interest swaps secured for specific long-term loans for the purpose of obtaining short-term fixed interest rates. The change in value of the derivatives will be reported in the statement of earnings where it is offset by the value change in the loan. The value changes of the derivative instrument and the hedged object, that is, the loan, will be neutralized to the extent that hedging is effective. The change in value of derivatives that do not fulfill the requirement in accordance with IAS 39 for hedge accounting is reflected in net interest.

Previously, SCA reported a securitization transaction net. In accordance with the new rules, transactions will be reported gross in the balance sheet as of 1 January. Securitization at year-end amounted to SEK 1,250 M and will affect the Group's interest-bearing gross debt.

Specification to Note 13

Parent Company shareholdings in subsidiaries 31 Dec. 2004

Company name	Reg. no.	Registered office	No. of shares	Capital %	Book value, SEK M
Fastighets- och Bostadsaktiebolaget FOBOF	556047-8520	Stockholm	1,000	100	0
SCA Försäkringsaktiebolag	516401-8540	Stockholm	140,000	100	14
SCA Kraftfastigheter AB	556449-7237	Stockholm	1,000	100	0
SCA Recovered Papers Holding AB	556537-5739	Stockholm	1,000	100	0
SCA Research AB	556146-6300	Stockholm	1,000	100	0
SCA Hedging AB	556666-8553	Stockholm	1,000	100	0
Foreign subsidiaries:					
SCA Group Holding BV	33181970	Amsterdam	246,347	100	45,754
Book value, subsidiaries					**45,768**

Group holdings of shares and participations in associated companies, 31 Dec. 2004

Company name	Reg. no.	Registered office	No. of shares	Capital %	Book value, SEK M
Staper Ltd	1130403	Aylesford	100,000	50	5
Lantero Carton SA	A-81907701	Madrid	10,000	25	262
Cartografica Galeotti SPA	1333330464	Lucca	16,666	33	11
Herrera Holding Inc	A200100676	Makati City	12,832	40	2
Tuscarora (Ireland) Ltd	211813	Navan Co Meath	100	50	2
Papyrus	FN124517p	Vienna	1	32	14
GAE Smith	1075198	Leicester	44,300	50	63
Sundsvallshamn AB	556015-8072	Sundsvall	27,000	45	10
Tianjin China Packaging Group SCA Packaging Products Co Ltd	014887	Tianjin	99	25	11
Others					7

Specification to Note 13, cont.

Group holdings of shares and participations in major companies 31 Dec. 2004. The list of companies includes those with sales exceeding SEK 500 M in 2004.

Company name	Reg. no.	Registered office	Capital %
Subsidiaries			
SCA Hygiene Products GmbH, Mannheim	HRB3248	Mannheim	100%
SCA Hygiene Products GmbH, Wiesbaden	HRB5301	Wiesbaden	100%
SCA Hygiene Products AG	0203917992-8	Regensdorf	99%
SCA Hygiene Products GmbH, Vienna	FN49537z	Vienna	100%
SCA Hygiene Products SA-NV, Belgium	Verviers 038415	Stembert	100%
SCA Hygiene Products S,A,, France	475581948	Linselles	100%
SCA Hygiene Products (Fluff) Ltd	577116	Dunstable	100%
SCA Hygiene Products Nederland B,V,	30135724	Zeist	100%
Uni-Charm Mölnlycke B,V,	330631	Hoogezand	40%
SCA Hygiene Products Holding S,r,l,, Milano	3318780966	Busto Arsizio	100%
SCA Hygiene Products S,a,, Spain	A28451383	Madrid	100%
SCA Hygiene Paper Espana SL	B61534731	Valls	100%
SCA Hygiene Products spol,s,r,o,	31723837	Gemerská Hôrka	100%
SCA Hygiene Products AB	556007-2356	Härryda	100%
SCA Hygiene Products A/S, Denmark	30877	Alleröd	100%
SCA Hygiene Products A/S, Norway	915620019	Tönsberg	100%
SCA Hygiene Products Kft	13-09-063186	Budapest	100%
OY SCA Hygiene Products AB	FI01650275	Helsinki	100%
SCA Incontinence Care Inc	23-2832852	Delaware	100%
SCA Tissue North America LLC	58-2494137	Delaware	100%
Tuscarora Inc	25-1119372	Pennsylvania	100%
Alloyd Co Inc	36-3723056	Delaware	100%
SCA Hygiene Products Incontinence Care	421987	Ontario	100%
ooo Svetogorsk Tissue	4704031845	Svetogorsk	100%
SCA Hygiene Australasia Limited	1470756	Auckland	100%
SCA Hygiene Australia Pty Ltd	62004191324	South Yarra	100%
SCA Consumidor México S,A, de C,V,	CC0931101CG2	Mexico City	100%
SCA Graphic Sundsvall AB	556093-6733	Sundsvall	100%
SCA Timber AB	556047-8512	Sundsvall	100%
SCA Timber (UK) Ltd	2541468	Scunthorpe	100%
SCA Skog AB	556048-2852	Sundsvall	100%
SCA Transforest AB	556431-6965	Sundsvall	100%
SCA Graphic Laakirchen AG	FN171841H	Laakirchen	100%
SCA Emballage France SA	B352398796	Cergy	100%
Huges Nicolett SA	B662001171	Neuilly sur Seine	100%
SCA Packaging Belgium NV	RPR 0430-006-245	Gent	100%
SCA Packaging Switzerland AG	400,3,006,269-5	Oftringen	100%
SCA Packaging Ltd	192236	Aylesford	100%
SCA Packaging Benelux BV	8046917	Eerbeek	100%
SCA Packaging De Hoop BV	8000416	Eerbeek	100%
SCA Packaging Stiftung & Co KG	HRA 3009	Mannheim	100%
SCA Verpackung + display GmbH & CoKG	HRA1127	Fulda	100%
SCA Packaging Containerboard Deutschland GmbH	HRB3097	Traunstein	100%
SCA Packaging Djursland AS	32797	Grenå	100%
SCA Packaging Denmark AS	A/S 190 298	Grenå	100%
SCA Packaging Finland Oy	8615544	Tampere	100%
SCA Packaging Obbola AB	556147-1003	Umeå	100%
SCA Packaging Munksund AB	556237-4859	Piteå	100%
SCA Packaging Sweden AB	556036-8507	Värnamo	100%
SCA Packaging Fulda GmbH	HRB902	Fulda	100%
SCA Packaging Ceska republica S,R,O	44222882	Jilove u Decina	100%
SCA Packaging Italia SpA	MI6562/1999	Milan	100%
SCA Recycling Deutschland GmbH	HRB 12280	Traunstein	100%
SCA Recycling UK Ltd	214967	Aylesford	100%
Joint ventures			
Aylesford Newsprint Holdings Ltd	2816412	Aylesford	50%
Productos Familia S.A., Colombia	Sahrecertif, 1260	Medellin	50%

The complete statutory specifications are included in the Annual report submitted to the Swedish Companies Registration Office. This specification is available from SCA, Group Secretariat, Box 7827, SE-103 97 Stockholm, Sweden.

Proposed disposition of earnings

As shown in the consolidated balance sheet, distributable shareholders' equity amounts to SEK 32,632 M.

Distributable shareholders' equity at the Parent Company:	
retained earnings	11,443,238,953
earnings for the year	3,803,830,074
Total SEK	**15,247,069,027**

The Board of Directors and the President recommend:	
to be distributed to the shareholders, a dividend of SEK 10.50 per share	2,450,518,833[1]
retained earnings to be carried forward	12,796,550,194
Total SEK	**15,247,069,027**

Stockholm, 22 February 2005



Sverker Martin-Löf
Chairman



Jörgen Andersson



Rolf Börjesson



Sören Gyll



Tom Hedelius



Bruno Lundgren



Anders Nyrén



Alf Söderlund



Indra Åsander



Jan Åström
President

Our audit report was submitted on 22 February 2005



Robert Barnden
Authorized Public Accountant

[1] Based on the number of shares outstanding at 31 December 2004. The dividend amount could change due to any treasury stock transactions

Audit report

To the general meeting of the shareholders of Svenska Cellulosa Aktiebolaget SCA (publ)
Corporate Identity Number: 556012-6293

We have audited the annual accounts, the consolidated accounts, the accounting records and the administration of the board of directors and the managing director of Svenska Cellulosa Aktiebolaget SCA (publ) for the year 2004. These accounts and the administration of the company and the application of the Annual Accounts Act when preparing the annual accounts and the consolidated accounts are the responsibility of the board of directors and the managing director. Our responsibility is to express an opinion on the annual accounts, the consolidated accounts and the administration based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Sweden. Those standards require that we plan and perform the audit to obtain reasonable assurance that the annual accounts and the consolidated accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accounts. An audit also includes assessing the accounting principles used and their application by the board of directors and the managing director and significant estimates made by the board of directors and the managing director when preparing the annual accounts and consolidated accounts as well as evaluating the overall presentation of information in the annual accounts and the consolidated accounts. As a basis for our opinion concerning discharge from liability, we examined significant decisions, actions taken and circumstances of the company in order to be able to determine the liability, if any, to the company of any board member or the managing director. We also examined whether any board member or the managing director has, in any other way, acted in contravention of the Companies Act, the Annual Accounts Act or the Articles of Association. We believe that our audit provides a reasonable basis for our opinion set out below.

The annual accounts and the consolidated accounts have been prepared in accordance with the Annual Accounts Act and, thereby, give a true and fair view of the company's and the group's financial position and results of operations in accordance with generally accepted accounting principles in Sweden. The statutory administration report is consistent with the other parts of the annual accounts and the consolidated accounts.

We recommend to the general meeting of shareholders that the income statements and balance sheets of the parent company and the group be adopted, that the profit for the parent company be dealt with in accordance with the proposal in the administration report and that the members of the board of directors and the managing director be discharged from liability for the financial year.

Stockholm, 22 February 2005

PricewaterhouseCoopers AB



Robert Barnden
Authorized Public Accountant

Quarterly data – Business areas

Business areas

	Full year 2004	2004 IV	2004 III	2004 II	2004 I	Full year 2003	2003 IV	2003 III	2003 II	2003 I
NET SALES (SEK M)										
Hygiene Products	45,359	11,904	11,761	11,149	10,545	42,981	10,531	10,753	10,791	10,906
Consumer Tissue	*16,195*	*4,395*	*4,226*	*3,853*	*3,721*	*14,824*	*3,759*	*3,618*	*3,630*	*3,817*
Tissue for bulk consumers – AFH	*11,401*	*2,941*	*3,023*	*2,799*	*2,638*	*11,389*	*2,628*	*2,928*	*2,920*	*2,913*
Personal Care	*17,763*	*4,568*	*4,512*	*4,497*	*4,186*	*16,768*	*4,144*	*4,207*	*4,241*	*4,176*
Packaging	31,501	7,804	7,928	7,939	7,830	30,029	7,459	7,434	7,421	7,715
Forest Products	14,954	3,814	3,586	3,741	3,813	14,081	3,736	3,378	3,406	3,561
Publication papers	*7,609*	*2,005*	*1,909*	*1,790*	*1,905*	*7,267*	*1,891*	*1,810*	*1,802*	*1,764*
Pulp, Timber and Solid-wood products	*7,345*	*1,809*	*1,677*	*1,951*	*1,908*	*6,814*	*1,845*	*1,568*	*1,604*	*1,797*
Other	1,087	298	265	268	256	1,031	126	155	331	419
Intra-Group deliveries	–2,934	–692	–728	–757	–757	–2,784	–699	–656	–718	–711
Total net sales	**89,967**	**23,128**	**22,812**	**22,340**	**21,687**	**85,338**	**21,153**	**21,064**	**21,231**	**21,890**
OPERATING SURPLUS (SEK M)										
Hygiene Products	7,150	1,679	1,855	1,848	1,768	7,280	1,747	1,824	1,814	1,895
Consumer Tissue	*2,436*	*531*	*669*	*601*	*635*	*2,396*	*614*	*574*	*562*	*646*
Tissue for bulk consumers – AFH	*1,472*	*356*	*374*	*407*	*335*	*1,668*	*340*	*438*	*433*	*457*
Personal Care	*3,242*	*792*	*812*	*840*	*798*	*3,216*	*793*	*812*	*819*	*792*
Packaging	4,062	945	1,096	1,046	975	4,124	965	1,036	1,023	1,100
Forest Products	2,800	724	700	709	667	2,744	763	644	634	703
Publication papers	*1,298*	*345*	*334*	*309*	*310*	*1,501*	*420*	*339*	*316*	*426*
Pulp, Timber and Solid-wood products	*1,502*	*379*	*366*	*400*	*357*	*1,243*	*343*	*305*	*318*	*277*
Other	–969	–643	–112	–105	–109	97	127	–69	–78	117
Total operating surplus	**13,043**	**2,705**	**3,539**	**3,498**	**3,301**	**14,245**	**3,602**	**3,435**	**3,393**	**3,815**
OPERATING SURPLUS (SEK M)										
Hygiene Products	4,321	943	1,068	1,157	1,153	4,820	1,184	1,169	1,192	1,275
Consumer Tissue	*1,273*	*232*	*327*	*329*	*385*	*1,416*	*402*	*308*	*311*	*395*
Tissue for bulk consumers – AFH	*677*	*146*	*153*	*210*	*168*	*1,001*	*178*	*264*	*271*	*288*
Personal Care	*2,371*	*565*	*588*	*618*	*600*	*2,403*	*604*	*597*	*610*	*592*
Packaging	2,268	490	636	609	533	2,482	538	631	622	691
Forest Products	1,487	383	374	385	345	1,559	469	352	331	407
Publication papers	*442*	*129*	*121*	*96*	*96*	*662*	*208*	*140*	*103*	*211*
Pulp, Timber and Solid-wood products	*1,045*	*254*	*253*	*289*	*249*	*897*	*261*	*212*	*228*	*196*
Other	–1,173	–825	–116	–114	–118	26	69	–74	–81	112
Operating profit before goodwill amortization	**6,903**	**991**	**1,962**	**2,037**	**1,913**	**8,887**	**2,260**	**2,078**	**2,064**	**2,485**
Goodwill amortization*	–1,213	–318	–314	–295	–286	–1,130	–296	–276	–273	–285
Total operating profit	**5,690**	**673**	**1,648**	**1,742**	**1,627**	**7,757**	**1,964**	**1,802**	**1,791**	**2,200**
* Goodwill amortization:										
Hygiene Products	–472	–136	–126	–107	–103	–412	–110	–98	–96	–108
Packaging	–403	–102	–100	–102	–99	–377	–97	–93	–94	–93
Central	–338	–80	–88	–86	–84	–341	–89	–85	–83	–84
Group	**–1,213**	**–318**	**–314**	**–295**	**–286**	**–1,130**	**–296**	**–276**	**–273**	**–285**
MARGINS, (%)										
Operating surplus margin										
Hygiene Products	16%	14%	16%	17%	17%	17%	17%	17%	17%	17%
Consumer Tissue	*15%*	*12%*	*16%*	*16%*	*17%*	*16%*	*16%*	*16%*	*15%*	*17%*
Tissue for bulk consumers – AFH	*13%*	*12%*	*12%*	*15%*	*13%*	*15%*	*13%*	*15%*	*15%*	*16%*
Personal Care	*18%*	*17%*	*18%*	*19%*	*19%*	*19%*	*19%*	*19%*	*19%*	*19%*
Packaging	13%	12%	14%	13%	12%	14%	13%	14%	14%	14%
Forest Products	19%	19%	20%	19%	17%	19%	20%	19%	19%	20%
Publication papers	*17%*	*17%*	*17%*	*17%*	*16%*	*21%*	*22%*	*19%*	*18%*	*24%*
Pulp, Timber and Solid-wood products	*20%*	*21%*	*22%*	*21%*	*19%*	*18%*	*19%*	*19%*	*20%*	*15%*
Operating margin excl. goodwill amortization										
Hygiene Products	10%	8%	9%	10%	11%	11%	11%	11%	11%	12%
Consumer Tissue	*8%*	*5%*	*8%*	*9%*	*10%*	*10%*	*11%*	*9%*	*9%*	*10%*
Tissue for bulk consumers – AFH	*6%*	*5%*	*5%*	*8%*	*6%*	*9%*	*7%*	*9%*	*9%*	*10%*
Personal Care	*13%*	*12%*	*13%*	*14%*	*14%*	*14%*	*15%*	*14%*	*14%*	*14%*
Packaging	7%	6%	8%	8%	7%	8%	7%	8%	8%	9%
Forest Products	10%	10%	10%	10%	9%	11%	13%	10%	10%	11%
Publication papers	*6%*	*6%*	*6%*	*5%*	*5%*	*9%*	*11%*	*8%*	*6%*	*12%*
Pulp, Timber and Solid-wood products	*14%*	*14%*	*15%*	*15%*	*13%*	*13%*	*14%*	*14%*	*14%*	*11%*

Quarterly data – Group

Group

	Full year 2004	2004 IV	2004 III	2004 II	2004 I	Full year 2003	2003 IV	2003 III	2003 II	2003 I
EARNINGS (SEK M)										
Net sales	**89,967**	**23,128**	**22,812**	**22,340**	**21,687**	**85,338**	**21,153**	**21,064**	**21,231**	**21,890**
Operating surplus	**13,043**	**2,705**	**3,539**	**3,498**	**3,301**	**14,245**	**3,602**	**3,435**	**3,393**	**3,815**
Depreciation and write-downs according to plan, fixed assets	–6,172	–1,720	–1,586	–1,473	–1,393	–5,482	–1,369	–1,397	–1,353	–1,363
Amortization according to plan, goodwill	–1,213	–318	–314	–295	–286	–1,130	–296	–276	–273	–285
Share in earnings of associated companies	32	6	9	12	5	124	27	40	24	33
Operating profit	**5,690**	**673**	**1,648**	**1,742**	**1,627**	**7,757**	**1,964**	**1,802**	**1,791**	**2,200**
Financial items	–851	–185	–271	–240	–155	–790	–178	–199	–187	–226
Earnings after financial items	**4,839**	**488**	**1,377**	**1,502**	**1,472**	**6,967**	**1,786**	**1,603**	**1,604**	**1,974**
Income taxes	–1,172	177	–412	–488	–449	–1,861	–358	–465	–466	–572
Minority interest	–28	–4	–10	–5	–9	–31	–9	–7	–8	–7
Net earnings after tax	**3,639**	**661**	**955**	**1,009**	**1,014**	**5,075**	**1,419**	**1,131**	**1,130**	**1,395**
Earnings per share, SEK	**15.58**	**2.83**	**4.09**	**4.32**	**4.34**	**21.84**	**6.07**	**4.88**	**4.87**	**6.02**
MARGINS (%)										
Operating surplus margin	14.5%	11.7%	15.5%	15.7%	15.2%	16.7%	17.0%	16.3%	16.0%	17.4%
Operating margin, excl. goodwill amortization	7.7%	4.3%	8.6%	9.1%	8.8%	10.4%	10.7%	9.9%	9.7%	11.4%
Operating margin	6.3%	2.9%	7.2%	7.8%	7.5%	9.1%	9.3%	8.6%	8.4%	10.1%
Financial net margin	–0.9%	–0.8%	–1.2%	–1.1%	–0.7%	–0.9%	–0.9%	–0.9%	–0.8%	–1.1%
Profit margin	5.4%	2.1%	6.0%	6.7%	6.8%	8.2%	8.4%	7.7%	7.6%	9.0%

Group by country

	Net sales				Average no. of employees[1]				Salaries[1]	
	SEK M 2004	%	SEK M 2003	%	2004	of whom, women %	2003	of whom, women %	SEK M 2004	SEK M 2003
Sweden	**6,985**	**8**	**6,890**	**8**	**6,362**	**22**	**6,262**	**22**	**2,200**	**2,154**
EU excl. Sweden										
Germany	12,014	13	12,664	15	5,622	18	5,750	18	2,166	2,108
UK	11,687	13	11,347	13	5,565	18	5,452	19	1,908	1,788
France	7,981	9	8,125	9	3,180	25	3,348	26	898	954
Italy	5,806	6	5,713	7	2,384	17	2,312	17	626	638
The Netherlands	4,481	5	4,426	5	2,356	13	2,295	13	956	903
Spain	3,408	4	3,181	4	867	27	759	24	222	194
Denmark	3,200	4	3,173	4	1,709	24	1,728	21	685	696
Belgium	2,300	3	2,455	3	1,105	20	1,139	21	403	420
Austria	1,761	2	1,785	2	1,489	13	1,499	15	645	568
Finland	1,310	1	1,291	1	433	32	454	31	119	125
Hungary	1,015	1	892	1	438	36	332	36	47	25
Greece	981	1	973	1	494	14	508	14	99	98
Portugal	787	1	778	1	44	52	169	44	12	42
Czech Republic	786	1	703	1	991	51	1,006	52	66	61
Poland	770	1	697	1	277	30	379	29	35	49
Ireland	624	1	688	1	11	18	94	18	8	21
Other	708	1	673	0	728	29	663	29	45	41
Total EU excl. Sweden	**59,619**	**67**	**59,564**	**69**	**27,693**	**21**	**27,887**	**21**	**8,940**	**8,731**
Rest of Europe										
Norway	1,476	2	1,508	2	104	33	102	30	63	71
Switzerland	1,124	1	1,044	1	349	22	400	27	154	173
Other	526	0	558	1	–	–	–	–	–	–
Total rest of Europe	**3,126**	**3**	**3,110**	**4**	**453**	**24**	**502**	**27**	**217**	**244**
Rest of world										
US	10,200	11	10,082	12	5,410	33	5,177	33	1,981	1,911
Australia	1,647	2	361	1	566	69	110	34	337	38
Mexico	1,142	1	534	1	1,222	24	483	37	119	35
Canada	1,083	1	971	1	98	44	249	35	16	93
Russia	746	1	630	1	1,000	47	947	47	54	48
New Zealand	658	1	56	0	418	76	–	–	119	–
Colombia	646	1	593	0	1,031	27	1,011	27	66	124
China	631	1	114	0	3,006	34	270	30	56	5
Japan	470	1	506	0	58	71	55	70	24	23
Malaysia	446	0	46	0	870	40	–	–	50	–
Rest of Asia	383	0	194	0	0	–	–	–	–	–
Indonesia	317	0	308	0	98	34	–	–	2	–
Chile	266	0	111	0	184	9	162	10	23	19
Singapore	217	0	39	0	252	41	–	–	30	–
Other	1,385	2	1,229	3	1,198	37	1,076	37	112	53
Total rest of world	**20,237**	**22**	**15,774**	**19**	**15,411**	**36**	**9,540**	**35**	**2,989**	**2,349**
SCA Group	**89,967**	**100**	**85,338**	**100**	**49,919**	**26**	**44,191**	**24**	**14,346**	**13,478**

[1] Including SCA's share in joint-venture companies.

Ten-year comparison

SEK M	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
STATEMENT OF EARNINGS										
Net sales	89,967	85,338	88,046	82,380	67,157	64,896	61,273	58,595	55,405	65,317
Operating profit[1]	**5,690**	**7,757**	**9,101**	**9,492**	**10,534**	**6,733**	**6,428**	**5,568**	**4,581**	**7,350**
Hygiene Products	4,321	4,820	5,487	4,473	2,909	2,613	2,463	2,611	2,277	1,254
Packaging	2,268	2,482	3,065	3,286	2,977	2,216	1,510	1,219	939	2,370
Forest Products	1,487	1,559	1,986	2,976	2,720	2,123	2,046	1,259	1,352	2,483
Fine Paper	–	–	–	–	644	491	528	438	–235	739
Other operations	–1,173	26	–300	–233	–18	–108	285	384	436	299
Divested units	–	–	–	–	–	–	3	29	100	210
Goodwill amortization	–1,213	–1,130	–1,137	–1,010	–729	–602	–407	–372	–288	–301
Nonrecurring items[2]	–	–	–	–	2,031	–	–	–	–	296
Financial income	451	331	409	380	531	322	280	280	319	296
Financial expense	–1,302	–1,121	–1,432	–1,782	–1,738	–1,534	–1,539	–1,391	–1,327	–1,915
Earnings after financial items	**4,839**	**6,967**	**8,078**	**8,090**	**9,327**	**5,521**	**5,169**	**4,457**	**3,573**	**5,731**
Income taxes	–1,172	–1,861	–2,341	–2,444	–2,133	–1,849	–1,680	–1,337	–1,144	–1,915
Minority interest	–28	–31	–44	–59	–46	–70	–110	–361	–312	–352
Net earnings for the year[3]	**3,639**	**5,075**	**5,693**	**5,587**	**7,148**	**3,602**	**3,379**	**2,759**	**2,117**	**3,464**
BALANCE SHEET										
Fixed assets (excl. financial receivables)	83,354	77,885	75,462	76,967	60,962	61,065	55,147	50,351	48,599	46,822
Receivables and inventories	25,774	22,880	24,765	23,338	21,765	18,311	18,790	16,726	15,461	16,435
Financial receivables	4,294	4,146	6,151	3,888	3,497	1,278	1,485	1,370	1,072	1,128
Short-term investments	891	749	306	406	502	2,930	1,132	676	1,469	1,692
Cash and bank balances	2,735	1,696	2,520	2,189	1,440	1,630	1,819	1,582	1,393	2,053
Total assets	**117,048**	**107,356**	**109,204**	**106,788**	**88,166**	**85,214**	**78,373**	**70,705**	**67,994**	**68,130**
Shareholders' equity	50,037	49,754	47,983	45,983	39,898	34,133	28,404	24,653	22,906	22,024
Minority interests	768	751	687	736	612	587	1,386	1,496	3,331	3,493
Provisions[4]	12,264	13,620	14,773	14,870	13,242	8,632	10,906	10,452	9,441	–
Interest-bearing debt	34,845	25,266	27,498	27,746	18,694	28,881	25,806	22,647	21,396	22,439
Operating and other interest-free liabilities	19,134	17,965	18,263	17,453	15,720	12,981	11,871	11,457	10,920	20,174
Total shareholders' equity and liabilities	**117,048**	**107,356**	**109,204**	**106,788**	**88,166**	**85,214**	**78,373**	**70,705**	**67,994**	**68,130**
Capital employed[5]	79,039	71,687	71,863	67,878	57,501	54,616	47,400	44,840	43,311	47,408
Net debt, incl. pension provisions	30,527	22,306	23,899	23,861	15,880	24,073	24,756	22,254	20,615	20,363
CASH FLOW										
Operating cash flow	8,351	10,102	12,421	14,206	9,005	8,707	6,678	6,631	5,959	6,533
Cash flow from current operations	5,435	8,134	8,620	11,249	6,652	6,740	3,875	4,850	4,210	4,772
Cash flow before dividend	–6,529	901	–855	–4,254	10,609	–3,760	345	482	2,006	–3,673
Current capital expenditures	–4,270	–3,902	–3,523	–3,479	–2,245	–2,046	–2,058	–2,207	–2,489	–2,927
Strategic capital expenditures	–2,398	–2,949	–2,823	–1,469	–1,121	–2,615	–2,248	–983	–1,126	–1,849
Acquisitions	–9,340	–4,808	–6,483	–13,286	–2,349	–10,400	–2,793	–3,431	–1,558	–7,698
KEY RATIOS[6]										
Equity/assets, %	43	47	45	44	46	41	38	37	39	37
Interest coverage, multiple	6.7	9.8	8.9	6.8	8.7	5.6	5.1	5.0	4.5	4.5
Debt payment capacity, incl. pension provisions, %	35	54	47	51	49	33	32	33	30	31
Debt/equity ratio, incl. pension provisions, multiple	0.60	0.44	0.49	0.51	0.39	0.69	0.83	0.85	0.79	0.80
Return on capital employed, %	7	11	13	14	18	12	14	12	11	16
Return on shareholders' equity, %	7	10	12	13	20	12	13	12	10	17
Operating margin, %	6	9	10	12	16	10	11	10	8	11
Net margin, %	4	6	6	7	11	6	6	5	4	5
Capital turnover rate, multiple	1.14	1.19	1.23	1.21	1.17	1.19	1.29	1.31	1.28	1.38
Operating cash flow per share, SEK	23.27	34.98	37.12	48.38	28.49	31.23	18.36	23.01	19.97	23.45
Earnings per share, SEK	15.58	21.84	24.54	24.05	30.64	16.73	16.03	13.11	10.05	16.45
Dividend, SEK per share	10.50[7]	10.50	9.60	8.75	7.75	6.80	6.14	5.43	4.96	4.48

[1] Operating profit has been distributed (pro forma) for 1995–1999.

[2] Not reported separately from 2001.

[3] Earnings in Sweden were charged with 28% deferred tax.

[4] The provisions are included in operating- and other interest-free liabilities in 1995.

[5] Calculation of average return on capital employed and shareholders' equity is based on five measurements.

[6] Key ratios are defined on page 92.

[7] Board proposal.

Comments to ten-year comparison

Sales

SCA's sales nearly doubled in 1995 as a result of the PWA acquisition. In the following year, sales were affected adversely, mainly by currency movements but also by divestments aimed at streamlining SCA/PWA.

Through to 2000, sales rose by about 5% annually and increased in 2001 by slightly more than 20% as a result of the acquisitions of Georgia-Pacific Tissue and Tuscarora in North America.

During the period 2002–2004, SCA continued to acquire companies and sales rose by a further 9%. The effect of acquisitions, which included the Carter Holt Harvey and Copamex tissue operations, was limited due to the weakening of the USD. During the reported period, the Group's sales rose by 4% annually (CAGR).

Operating profit

Operating profit nearly doubled during 1995 for Hygiene Products, which is mostly attributable to the acquisition of PWA. Packaging's operating profit also developed favorably, partly due to the PWA acquisition and partly to a sharp rise in the volume and price trend in existing operations. Forest Products also developed well as a result of higher volumes and prices for publication papers.

In 1996, the Group's operating surplus fell 38%. Lower prices and the weakening of the SEK resulted in operating profit for Packaging and Forest Products falling by about 50%. The fine paper operations were also hit by lower prices; operating profit declined 76% and the business area reported a loss. Hygiene Products, however, increased its operating profit by 82%, due among other factors to the acquisition of the tissue mill in Prudhoe and the sale of the unprofitable baby diaper operations in France.

During the next four years, the development for Hygiene Products was positive and operating profit rose about 10% annually, with the exception of 1998 when operating profit declined. Packaging also developed favorably during the 1997–2000 period and operating profit increased by an average of 33% annually, which was mainly due to acquisitions. Forest Products increased operating profit during the same period by an average of 19% annually. In addition, the capital gain from the sale of the fine paper operations is added to operating profit in 2000. The capital gain, combined with the strong operating profit from the other business areas, meant that the Group reported record high operating profit.

Operating profit rose 54% in 2001 for Hygiene Products, which is partly attributable to the acquisition of Georgia-Pacific Tissue. Packaging and Forest Products also continued to develop positively during 2001, which meant a new record-high operating profit, adjusted for non-recurring effects, could be reported. The increase for Hygiene Products continued during 2002, when it amounted to 23%, attributable to the acquisition of CartoInvest and lower raw material and production costs. Operating profit for Packaging and Forest Products declined due to lower prices.

In 2003–2004, operating profit declined in all business areas. Within Hygiene Products, additional company acquisitions failed to compensate for lower prices and negative currency movements. Packaging's operating profit declined 26%, mainly due to lower prices, while operating profit for Forest Products fell 25% as a result of lower prices and negative currency movements.

Cash-flow statement

A total of SEK 82 billion has been invested in expansion during the reported period, of which SEK 62 billion is attributable to company acquisitions. Maintenance investments amounted to SEK 29 billion and have been at a steady level, about 4%, in relation to sales.

Key ratios

During the reported period, the Group's dividend rose from SEK 4.48 to SEK 10.50, an increase of 10% annually. The Group's earnings per share during the reported period amounted to between SEK 10.05 and SEK 30.64. Earnings per share in 2004 were SEK 15.58.

Definitions and key ratios*

CAPITAL DEFINITIONS

Capital employed

The Group's and business areas' capital employed is calculated as an average of the fixed assets according to the balance sheet and net working capital reduced by provisions for other purposes than pensions.

Goodwill is not included in capital employed in the business areas, but is reported as a consolidated asset.

Shareholders' equity

The shareholders' equity reported in the consolidated balance sheet consists of taxed shareholders' equity increased by the equity portion of the Group's untaxed reserves. (Deferred tax liability in untaxed reserves has been calculated at a 28% rate for Swedish companies and at the applicable tax rate for foreign companies in each country outside Sweden.)

Net debt

Net debt is the sum of consolidated interest-bearing liabilities, including pension liabilities and accrued interest less liquid funds and interest-bearing short-term and long-term receivables and capital investment shares.

FINANCIAL MEASUREMENTS

Equity/assets ratio

The equity/assets ratio corresponds to shareholders' equity plus minority interest expressed as a percentage of total assets.

Debt/equity ratio

The debt/equity ratio is expressed as net debt in relation to shareholders' equity, including minority interests.

Interest coverage ratio

Interest coverage is calculated in conformity with the net method according to which operating profit is divided by financial items.

Cash earnings

Cash earnings are calculated as earnings before tax, with a reversal of depreciation of tangible and intangible assets, share in earnings of associated companies and nonrecurring items, reduced by tax payments.

Debt payment capacity

Debt payment capacity is expressed as cash earnings in relation to average net debt.

Operating surplus

Operating surplus is expressed as operating profit before depreciation/amortization of tangible and intangible fixed assets and share in earnings of associated companies.

Operating cash flow

Operating cash flow includes the total of operating cash surplus and change in working capital, with deduction for current capital expenditures in property and plant and restructuring costs.

Cash flow from current operations

Cash flow from current operations comprises operating cash flow less net financial items and tax payments and taking into account other financial cash flow.

Strategic investments

Strategic investments increase the company's future cash flow through acquisitions of companies, capital expenditures to expand facilities, or new technologies that boost SCA's competitiveness.

Current capital expenditures

Current capital expenditures are investments to maintain competitiveness, such as maintenance, rationalization and replacement measures or investments of an environmental nature. They may also include product upgrades in the existing machine park.

MARGINS, ETC.

Gross margin

Operating surplus as a percentage of net sales.

Operating margin

Operating profit as a percentage of net sales.

Net margin

Net earnings as a percentage of net sales.

Capital turnover

Net sales divided by average capital employed.

RATES OF RETURN

Return on capital employed

Return on capital employed is calculated for the Group as operating profit as a percentage of average capital employed. Goodwill is excluded for the business areas.

Return on shareholders' equity

Return on shareholders' equity is calculated for the Group as net earnings after tax as a percentage of average shareholders' equity.

OTHER MEASUREMENTS

Value added per employee

Operating profit plus salaries, wages and payroll expenses divided by the average number of employees.

Earnings per share in SEK

Earnings per share is calculated after tax and dilution as shown below:

SEK M	2004	2003	2002	2001	2000
Net earnings for year	3,639	5,075	5,693	5,587	7,148
Reversal of interest expense, after tax, on option and convertible loans	0	4.6	6	6	7
Total	**3,639**	**5,079.6**	**5,699**	**5,593**	**7,155**
Average no. of shares after full dilution, millions	233.5	232.5	232.2	232.5	233.5
Earnings per share after taxes and full dilution, SEK	15.58	21.84	24.54	24.05	30.64

* Calculations of key ratios are based mainly on the recommendations issued by the Swedish Society of Financial Analysts. Averages are calculated based on five measuring points.

Board of Directors and Auditors


Sverker Martin-Löf


Rolf Börjesson


Sören Gyll


Tom Hedelius


Anders Nyrén


Indra Åsander


Jan Åström


Jörgen Andersson


Bruno Lundgren


Alf Söderlund

ELECTED BY THE ANNUAL GENERAL MEETING

Sverker Martin-Löf *(1943)*
Doctor of Technology, Honorary PhD
Chairman since 2002, formerly President and CEO, Board member since 1986.
Board Chairman of SSAB and Skanska. Vice Chairman of Industrivärden. Board member of Ericsson, Handelsbanken and Confederation of Swedish Enterprise.
A shares: 1,000
B shares: 25,941
Options: 80,000
Independent of the company.

Rolf Börjesson *(1942)*
MSc Eng
Board Chairman of Rexam PLC. Board member since 2003. Board member of Avery Dennison and Copenhagen Airports.
B shares: 2,500
Independent of the company and SCA's major owners.

Sören Gyll *(1940)*
Honorary PhD Engineering
Board member since 1997. Board Chairman of Gyttorp Cartridge Company. Board member of Fenix Outdoor, SKF, Skanska, Topeja Holding, Scandinavian Touch and in foreign company Medicover Holding. Member of the Royal Academy of Engineering Sciences (IVA).
B shares: 1,119
Independent of the company and SCA's major owners.

Tom Hedelius *(1939)*
Honorary PhD Economics
Board member since 1985. Board Chairman of Bergman & Beving, Industrivärden and Anders Sandrews Foundation. Vice Chairman of Addtech and Lagercrantz Group. Board member of LE Lundberg företagen and Volvo. Honorary Chairman, Handelsbanken.
B shares: 1,940
Independent of the company.

Anders Nyrén *(1954)*
MSc Econ, MBA
President and CEO of Industrivärden.
Board member since 2001. Board Chairman of Indutrade. Vice Chairman of Handelsbanken. Board member of Ernströmgruppen, Isaberg Rapid, SNS - Center for Business and Policy Studies and SSAB, Sandvik and Skanska. Chairman of Stock Market Company Association.
B shares: 400
Independent of the company.

Indra Åsander *(1956)*
MSc Eng
Senior Vice President, TeliaSonera Sweden, Responsible for Consumer Segment. Board Member since 2003.
B shares: 400
Independent of the company and SCA's major owners.

Jan Åström *(1956)*
MSc Eng
President and CEO of Svenska Cellulosa Aktiebolaget SCA. Board member since 2002. Formerly Executive Vice President and Deputy CEO. Board member of Strålfors.
B shares: 5,659
Options: 55,000

HONORARY CHAIRMAN

Bo Rydin, *MSc Econ, Hon PhD Econ, Hon PhD Technology*

BOARD SECRETARY

Anders Nyberg *(1951)*
Bachelor of Law
Head of Secretariat.
B Shares: 9,132
Options: 24,000

ELECTED BY THE EMPLOYEES

Jörgen Andersson *(1964)*
Electrician, SCA Hygiene Products, Edet Mill.
Board member since 1997.
B shares: 147

Bruno Lundgren *(1941)*
Plant Supervisor, SCA Packaging Munksund.
Board member since 1989.
Associate BELA Fritidsprodukter.
Board member of Svantåsa.
B shares: 834

Alf Söderlund *(1943)*
Instrument Maker, SCA Graphic Sundsvall, Ortviken Paper Mill.
Board member since 1985.
Board member of Midlanda Art Centre.
B shares: 110

DEPUTY MEMBERS

Evert Nilsson *(1943)*
Laboratory Assistant. SCA Graphic Sundsvall, Östrand pulp mill.
Board member since 2001.
B shares: 1,112

Harriet Sjöberg *(1946)*
Chairman, SIF local union, SCA Hygiene Products, Göteborg.
Board member since 2001.
B shares: 580

Per Ågren *(1941)*
Repairman, SCA Packaging Järfälla.
Board member since 1998.
B shares: 60

AUDITORS

PricewaterhouseCoopers AB
Senior auditor: **Robert Barnden,**
Authorized Public Accountant

Information as of 31 December 2004.

Senior Management

Group Executive Management



Jan Åström, *(1956)*
President and CEO, SCA.
MSc Eng.
SCA employee since 2000.
B shares: 5,659
Options: 55,000



Michael Bertorp, *(1949)*
Executive Vice President, Head of Business Groups SCA Americas and SCA Asia Pacific.
Bachelor of Law.
SCA employee since 1984.
B shares: 3,464
Options: 40,000



Lennart Persson, *(1947)*
Executive Vice President and CFO.
ASc Econ.
SCA employee since 1987.
B shares: 13,755
Options: 32,000

Information as of 31 December 2004.

One option corresponds to one share.

Business Groups



Ole Terland, *(1958)*
President, SCA Tissue Europe.
Tech. Lic.
SCA employee since 1987.
B shares: 22,547
Options: 24,000



Rob Jan Renders, *(1953)*
President, SCA Packaging Europe.
Mechanical Engineer.
SCA employee since 1990.
B shares: 23,214
Options: 30,000



Gunnar Johansson, *(1956)*
President, SCA Personal Care.
MBA.
SCA employee since 1981.
Shares: 0
Options; 24,000



Michael Bertorp, *(1949)*
President, SCA Americas.
Bachelor of Law.
SCA employee since 1984.
B shares: 3,464
Options: 40,000



Kenneth Eriksson, *(1944)*
President, SCA Forest Products.
Mechanical Engineer.
SCA employee since 1979.
B shares: 5,791
Options: 40,000

Corporate Staffs



Karin Eliasson, *(1961)*
Senior Vice President, Human Resources.
BSc Human Resources & Labor Relations.



Jan Friman *(1954)*
Senior Vice President, Taxes.
Bachelor of Law.
SCA employee since 1991.



Tomas Hedström *(1960)*
Senior Vice President, Finance.
BSc Business Adm. and Economics.



Anders Nyberg, *(1951)*
General Counsel.
Bachelor of Law.
SCA employee since 1988.
B shares: 9,132



Peter Nyquist, *(1965)*
Senior Vice President, Communications and Investor Relations.
BSc Business Adm. and

Organization

GROUP EXECUTIVE MANAGEMENT

President and CEO
Jan Åström

Lennart Persson
Executive Vice President
Head of Finance, Taxes and Treasury

Michael Bertorp
Executive Vice President
Head of business groups
SCA Americas and SCA Asia Pacific

CORPORATE STAFFS

Finance
Tomas Hedström

Secretariat
Anders Nyberg

Taxes
Jan Friman

Communications and Investor Relations
Peter Nyquist

Treasury
Carl-Axel Olson

Human Resources
Karin Eliasson

Strategic Control and IT
Thomas Wulkan

BUSINESS AREAS
Reporting structure

HYGIENE PRODUCTS | **PACKAGING** | **FOREST PRODUCTS**

BUSINESS GROUPS
Operating units

SCA Tissue Europe
Ole Terland

SCA Personal Care
Gunnar Johansson

SCA Packaging Europe
Rob Jan Renders

SCA Americas
Michael Bertorp

SCA Forest Products
Kenneth Eriksson

SCA Asia Pacific
Rijk Schipper



Rijk Schipper, *(1952)*
President, SCA Asia Pacific.
Business School of Economics, HEAO-CE.
SCA employee since 1980.
Shares: 0
Options: 21,000



Carl-Axel Olson, *(1948)*
Senior Vice President, Treasury.
BSc Business Adm. and Economics.
SCA employee since 1975.



Thomas Wulkan, *(1961)*
Senior Vice President, Strategic Control and IT.
BSc Business Adm. and Economics.
SCA employee since

Production capacities

	Mill	Country	Tissue	Corrugated board	Kraftliner	Testliner	Newsprint	SC and LWC paper	Market pulp	CTMP pulp	**Total pulp and paper**	Solid wood products 000s m³
Hygiene Products	Box Hill	Australia	62								62	
	Ortmann *	Austria	119								119	
	Stembert *	Belgium	66								66	
	Santiago[1]	Chile	40								40	
	Medellin[1]	Colombia	39								39	
	Lasso[1]	Ecuador	21								21	
	Le Theil *	France	59								59	
	Roanne	France	34								34	
	Mannheim *	Germany	270								270	
	Mainz-Kostheim *	Germany	109								109	
	Lucca1	Italy	140								140	
	Rovereto	Italy	60								60	
	Collodi	Italy	35								35	
	Lucca4	Italy	25								25	
	Pratovecchio	Italy	20								20	
	Ecatepec	Mexico	71								71	
	Monterrey	Mexico	57								57	
	Urupan	Mexico	36								36	
	Tilburg	Netherlands	32								32	
	Friesland[2]*	Netherlands	8								8	
	Kawerau	New Zealand	56								56	
	Granada	Nicaragua	6								6	
	Cavite	Philippines	9								9	
	Benavente	Portugal	9								9	
	Svetogorsk	Russia	34								34	
	Mediona *	Spain	39								39	
	La Riba *	Spain	25								25	
	Lilla Edet *	Sweden	95								95	
	Prudhoe	UK	86								86	
	Oakenholt	UK	65								65	
	Chesterfield	UK	32								32	
	Skelmersdale	UK	30								30	
	Menasha	US	204								204	
	Barton	US	100								100	
	South Glens Falls	US	74								74	
	Alsip	US	55								55	
	Flagstaff	US	50								50	
Total			**2,272**								**2,272**	
Packaging		Asia		310							310	
		Austria		50							50	
		Belgium		137							137	
		Czech Republic		50							50	
		Denmark		120							120	
		Estonia		17							17	
		Finland		60							60	
		France		205							205	
		Germany		450							450	
		Greece		60							60	
		Hungary		45							45	
		Ireland[3]		8							8	
		Italy		495							495	
		Lithuania		35							35	
		Netherlands		150							150	
		Norway		5							5	
		Poland		35							35	
		Russia		52							52	
		Slovakia[3]		2							2	
		Spain		170							170	
		Sweden		135							135	
		Switzerland		40							40	
		Turkey		70							70	
		UK		400							400	
Liner mills	Djursland *	Denmark				215					215	
	Witzenhausen *	Germany				325					325	
	Aschaffenburg *	Germany				300					300	
	Lucca *	Italy				330					330	
	Castelfranco *	Italy				70					70	
	De Hoop *	Netherlands				350					350	
	Munksund *	Sweden			340						340	
	Obbola *	Sweden			300	125					425	
	Argovia*	Switzerland				100					100	
	New Hythe*	UK				240					240	
Total				**3,101**	**640**	**2,055**					**5,796**	
Forest Products	Laakirchen *	Austria						500			500	
	Ortviken *	Sweden					360	440			800	
	Östrand *	Sweden							400	70	470	
	Bollsta	Sweden										390
	Munksund *	Sweden										370
	Tunadal *	Sweden										310
	Rundvik	Sweden										230
	Vilhelmina	Sweden										100
	Holmsund *	Sweden										90
	Graningebruk	Sweden										30
	Aylesford [1] *	UK					410				410	
Total							**770**	**940**	**400**	**70**	**2,180**	**1,520**

Capacities are shown in thousand metric tons unless specified otherwise.

Personal Care:
Personal care products are produced at the following facilities: Australia (Melbourne), Chile (Santiago JV), Colombia (Cauca, Rio Negro JV), Philippines (Cavite), France (Linselles), Canada (Drummondville), Malaysia (Selangor), Mexico (Ecatepec), Netherlands (Gennep*), Hoogezand*), New Zealand (Henderson), Slovakia (Gemerska Horka*), Sweden (Falkenberg*, Mölnlycke*), South Africa (Johannesburg JV), Tunisia (Ksibet el Mediouni JV) and the US (Bowling Green).

* Certified in accordance with ISO 14001 and/or EMAS certified (EU system for environmental management and auditing.)

[1] Capacity data corresponds to the mill's full production, while SCA's ownership is only 50%.

[2] Non-woven production.

Annual General Meeting and nomination committee

The Annual General Meeting will be held at 3 p.m. on Tuesday, 5 April 2005 in Aula Magna, Stockholm University, Frescati, Stockholm, Sweden.

Directions from central Stockholm:

Underground "röda linjen" ("the red line") towards Mörby Centrum, the "Universitetet" station.

Bus 40, 540 or 670, the "Universitetet" stop.

Parking by "Södra huset".

Taxi drop off and collection point (Stockholm University No. 6) at Aula Magna's taxi entrance on level two. The address is Frescativägen 6.

Notification

Shareholders who wish to attend the Annual General Meeting must

- be listed in the shareholders' register maintained by VPC AB (Swedish Securities Register Centre) as of Thursday, 24 March 2005, and
- not later than 4 p.m. on Wednesday, 30 March 2005 give notice of their intention to attend the Annual General Meeting.

Notification may be given in the following ways:

- by telephone + 46 8 788 51 39
- by telefax + 46 8 788 53 31
- via the Internet at www.sca.com
- by post to Svenska Cellulosa Aktiebolaget SCA, AGM, Box 7827, SE-103 97 Stockholm, Sweden (postmarked no later than Wednesday, 30 March 2005)

To attend the Annual General Meeting, shareholders with custodian-registered shares must have such shares registered in their own name. Temporary registration of ownership, so-called voting rights registration, should be requested well in advance of Thursday, 24 March 2005 from the bank or portfolio manager holding the shares.

Name, personal or organization identification number, address and telephone number should be stated when notification is given. Shareholders represented by proxy should submit a proxy form prior to the Annual General Meeting. Anyone representing a corporate entity must produce a copy of the registration certificate or equivalent authorization documents listing authorized signatories. This information will only be used to prepare voting lists and to issue admission/voting cards.

Shareholders or shareholders' proxies may be accompanied by a maximum of two persons at the Annual General Meeting. Accompanying persons will only be admitted if the shareholder notifies Svenska Cellulosa Aktiebolaget SCA of such persons' identity and intent to attend the meeting. Such notice should be given in the same manner indicated above in respect of notification of shareholders' attendance.

Dividend

It is proposed that Friday, 8 April 2005 shall be the record date in respect of the right to receive dividend. It is expected that payment can be effected through VPC AB (Swedish Securities Register Centre) on Wednesday, 13 April 2005. The Board of Directors and the President propose that the Annual General Meeting declare a dividend for the financial year 2004 of SEK 10.50 per share.

Nomination Committee

Ramsay Brufer, Alecta

Carl-Olof By, Industrivärden (Committee Chairman)

Thomas Halvorsen, Fjärde AP-fonden

Curt Källströmer, Handelsbankens Personalstiftelse, Handelsbankens Pensionsstiftelse and Pensionskassan SHB Försäkringsförening

Björn Lind, SEB Fonder

Sverker Martin-Löf, SCA

The Nomination Committee prepares proposals for the election of members of the Board of Directors.

FINANCIAL INFORMATION REPORT DATES

Year-end and interim reports are published in the SCA Investor Report magazine and on SCA's Website on the Internet: www.sca.com

SCA Investor Report and the Annual Report are sent automatically to shareholders who have indicated that they wish to receive this information.

5 April 2005
Annual General Meeting

26 April 2005
Interim report for three months ended 31 March 2005

21 July 2005
Interim report for six months ended 30 June 2005

26 October 2005
Interim report for nine months ended 30 September 2005

31 January 2006
Year-end report on 2005 operations

March 2006
Annual Report for 2005

These reports, which are available in Swedish and English, may be ordered directly from:

Svenska Cellulosa Aktiebolaget SCA
Communications and Investor Relations
Box 7827, SE-103 97 Stockholm, Sweden
Tel +46-8 788 51 00 / Fax +46-8 678 81 30
or via SCA's Internet Website: www.sca.com

The Annual Report is published in Swedish and English. In the event of differences between the English translation and the Swedish original, the Swedish Annual Report shall prevail.

INVESTOR RELATIONS

Peter Nyquist,
Senior Vice President, Communications and Investor Relations,
Telephone: +46-8 788 52 34,
e-mail: peter.nyquist@sca.com

Andreas Koch,
Business Analyst
Telephone: +46-8 788 51 30,
e-mail: andreas.koch@sca.com

Anders Luthbom,
Vice President, Business Intelligence
Telephone: +46-8 788 51 56,
e-mail: anders.luthbom@sca.com

This Annual Report is produced by SCA in cooperation with n3prenör.
Photography: Alexander Farnsworth, Gunnar Nydrén, Torbjörn Bergqvist and other.
Printed by Strokirk-Landströms, Sweden, 2005.

Headquarters

SVENSKA CELLULOSA
AKTIEBOLAGET SCA (publ)
Box 7827
SE-103 97 STOCKHOLM
Sweden
Visitors: Stureplan 3
Tel +46-8 788 51 00
Fax +46-8 660 74 30
www.sca.com

Business groups

Consumer Tissue Europe and Personal Care

München Airport Center (MAC)
Postfach 241540
DE-85336 MÜNCHEN-FLUGHAFEN
Germany
Visitors: Terminalstrasse Mitte 18
Tel +49-89 9 70 06-0
Fax +49-89 9 70 06-204

Packaging Europe

Culliganlaan 1D
B-1831 DIEGEM
Belgium
Tel +32-2 718 3711
Fax +32-2 715 4815

Forest Products

SE-851 88 SUNDSVALL
Sweden
Visitors: Skepparplatsen 1
Tel +46-60 19 30 00, 19 40 00
Fax +46-60 19 33 21

Americas

1510 Chester Pike,
Baldwin Tower
EDDYSTONE, PA 19022
USA
Tel +1 610 499 3700
Fax +1 610 499 3391

Asia Pacific

SCA Asia Pacific
1958 Chenhang Road
Pudong, Minhang District
SHANGHAI 201114
China
Tel + 86 21 5433 5200
Fax +86 21 5433 2243

Other companies

AB SCA FINANS
Box 7827
SE-103 97 STOCKHOLM
Sweden
Visitors: Stureplan 3
Tel +46-8 788 51 00
Fax +46-8 788 53 21
Carl-Axel Olson, President

SCA FÖRSÄKRINGSAKTIEBOLAG
Box 7827
SE-103 97 STOCKHOLM
Sweden
Visitors: Stureplan 3
Tel +46-8 788 51 00
Fax +46-8 788 53 39
Per R Larsson


SCA

SVENSKA CELLULOSA
AKTIEBOLAGET SCA (publ)
P.O. Box 7827, SE-103 97 Stockholm, Sweden
Tel +46-8-788 51 00, fax +46-8-660 74 30
Corp. reg. no: 556012-6293
www.sca.com